      As filed with the Securities and Exchange Commission on May 14, 1998

                                                      Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                          GLOBAL VACATION GROUP, INC.
             (Exact name of registrant as specified in its charter)

            NEW YORK                           4725                         13-1894567
    (State of Incorporation)       (Primary S.I.C. Code Number)  (IRS Employer Identification No.)

                   1455 PENNSYLVANIA AVENUE, N.W., SUITE 350
                              WASHINGTON, DC 20004
                                 (202) 371-0150
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ROGER H. BALLOU
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          GLOBAL VACATION GROUP, INC.
                   1455 PENNSYLVANIA AVENUE, N.W., SUITE 350
                              WASHINGTON, DC 20004
                                 (202) 371-0150
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

DAVID B.H. MARTIN, ESQ.                                    BRENT B. SILER, ESQ.
 HOGAN & HARTSON L.L.P.                                     HALE AND DORR LLP
 555 13TH STREET, N.W.                                1455 PENNSYLVANIA AVENUE, N.W.
  WASHINGTON, DC 20004                                     WASHINGTON, DC 20004
     (202) 637-5600                                           (202) 942-8400

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                        PROPOSED MAXIMUM AGGREGATE          AMOUNT OF
 TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED         OFFERING PRICE (1)           REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share..............            $63,250,000                  $18,659

================================================================================
(1) Estimated pursuant to Rule 457(o), solely for the purpose of computing the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 14, 1998

PROSPECTUS

                                                  SHARES

                          GLOBAL VACATION GROUP, INC.
                                  COMMON STOCK
                               ------------------

     All of the                shares of common stock, $.01 par value per share
(the "Common Stock"), offered hereby are being offered by Global Vacation Group, Inc. (the "Company").

     Prior to this offering, there has not been a public market for the Common Stock of the Company. It is currently estimated that the initial public offering
price will be between $     and $     per share. See "Underwriting" for
information relating to the factors to be considered in determining the initial public offering price. The Company will apply to list the Common Stock on the New York Stock Exchange under the symbol "GVG."

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
================================================================================


                                                                 UNDERWRITING
                                           PRICE TO             DISCOUNTS AND            PROCEEDS TO
                                            PUBLIC              COMMISSIONS(1)            COMPANY(2)
----------------------------------------------------------------------------------------------------------
Per Share                                     $                       $                       $
----------------------------------------------------------------------------------------------------------
Total(3)                                      $                       $                       $
==========================================================================================================

   (1) For information regarding indemnification of the several Underwriters, see "Underwriting."

   (2) Before deducting expenses payable by the Company estimated at $        .

   (3) The Company has granted the Underwriters a 30-day option to purchase up
       to       additional shares of Common Stock solely to cover
       over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and
       Commissions, and Proceeds to Company will be $        , $        and
       $        , respectively.

                               ------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
       , 1998, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.
                               ------------------

SALOMON SMITH BARNEY

            BANCAMERICA ROBERTSON STEPHENS
                         NATIONSBANC MONTGOMERY SECURITIES LLC
                    , 1998

[GRAPHICS -- GATEFOLD SHOWING PRODUCT OFFERINGS AND MAP OF DESTINATIONS SERVED]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Except as otherwise indicated herein, all information in this Prospectus (i) gives effect to the redemption of a portion of the outstanding Class A Convertible Preferred Stock (the "Convertible Preferred Stock") for cash using a portion of the net proceeds of this offering (the "Redemption") and the conversion of all remaining shares of Convertible Preferred Stock into shares of Common Stock (the "Conversion"), both of which will occur concurrently with the closing of this offering, (ii) gives effect to the grant, concurrently with the closing of this offering, of options to purchase a number of shares of Common Stock equal in the aggregate to 7.5% of the number of shares of Common Stock then outstanding to certain members of the Company's senior management, as well as options to purchase a number of shares of Common Stock with a value equal to $2,475,000 based on the price per share in this offering to certain other employees of the Company (together, the "Option Grant"), and (iii) assumes no exercise of the underwriters' over-allotment option. Because the conversion rate of the Convertible Preferred Stock and the number of shares to be subject to the options to be granted in the Option Grant will depend upon the pricing of this offering, all calculations included in this Prospectus based upon the Conversion, including those indicating the number of shares of Common Stock to be outstanding after this offering, and all calculations indicating the number of shares of Common Stock subject to outstanding options after the offering, have been made assuming an initial public offering price of $ per share. See "Management -- Employment Contracts and Related Matters," "Certain Transactions," "Description of Capital Stock" and "Underwriting."

     As used in this Prospectus, unless the context otherwise requires, references to "Global Vacation Group" or the "Company" are to the Company and its subsidiaries. Prospective purchasers should read the Prospectus in its entirety.

                                  THE COMPANY

     The Company is one of the largest U.S. providers of value-added vacation products and services targeted to higher-income travelers. The Company assembles air, hotel, rental car and other travel components in bulk and provides complete vacations to travelers through retail travel distributors, such as travel agents, and other distribution channels, including the Internet and affinity groups. The Company provides flexible independent travel programs for individuals as well as escorted tours and group packages. On a pro forma basis for 1997, the Company had net revenues of $114.9 million, derived from a total dollar value of travel products and services sold of $507.0 million. A substantial majority of the Company's 1997 pro forma net revenues were derived from sales through retail travel agents and other travel intermediaries.

     The Company intends to achieve the leading market position in selected high-volume, high-margin travel destinations and will focus initially on the following markets: (i) Hawaii; (ii) in-bound North American vacations for non-U.S. travelers; (iii) Florida, the Caribbean and Mexico; (iv) other U.S. destinations such as California and New York; and (v) out-bound travel by U.S. travelers to Europe. The Company focuses its marketing efforts on travelers who typically spend more than $750 per person for a vacation. The Company also provides certain services to travel suppliers, including outsourced vacation packaging and affinity group marketing and awards program fulfillment.

     The Company intends to market its products and services under two specific proprietary brands: one for up-scale, customized vacations and another for popular-priced vacation packages. The Company believes providing expertise and competitive pricing in multiple destinations through two separate brands will distinguish its products and services and will provide the Company with a significant competitive advantage. In addition to serving multiple destinations, the Company also has achieved a diverse domestic and international customer base. The Company believes it will be able to use its international scope to create cross-selling opportunities and expand its relationships with suppliers of quality travel products and services (primarily airlines, hotel companies and rental car companies).

     In addition, the Company believes the shift to on-line systems (such as the airline Computerized Reservation Systems and the Internet) will enable it to realize savings in operating expenses. The Company further believes its value-added approach and expertise will allow it to compete effectively with travel suppliers on the Internet by (i) generally providing better prices and inventory availability than can be obtained by an individual travel agency or traveler, (ii) enhancing and simplifying access to travel information across multiple destinations and (iii) assembling vacation travel components into convenient packages for ease of planning and booking.

     The Company's executive management team, Roger H. Ballou, J. Raymond Lewis Jr. and Walter S. Berman, has over 60 years of management experience in the travel industry with leading companies such as American Express Travel Related Services Company, Inc. ("American Express Travel"), Alamo Rent-A-Car, Inc. ("Alamo"), Certified Vacations, Inc. ("Certified Vacations") and Holiday Inn Worldwide ("Holiday Inn"). Their experience includes management responsibility for the acquisition and integration of businesses with a combined purchase price of over $500 million.

     The Company was recapitalized in March 1998 (the "Recapitalization") and subsequently acquired the stock or assets of four other vacation providers (the "Acquisitions"). The Company intends to continue to grow through acquisitions by capitalizing upon the significant consolidation opportunities available in the fragmented packaged vacation industry. The Company will seek to make acquisitions that complement its established strengths and are likely to enhance its presence in specific travel destinations or allow the Company to establish a leading presence in a new market. The Company believes it will be regarded as an attractive acquiror by the owners of existing travel businesses.

                               OPERATING STRATEGY

     The Company's objective is to become the leading provider of value-added vacation products and services targeted to higher-income travelers. To accomplish this objective, the Company pursues an operating strategy that includes the following elements:

     Providing Value-added Vacation Products and Services. The Company focuses on creating vacation packages that provide added value to higher-income travelers. The Company believes that, because of its size and expertise in certain destination markets, it can (i) generally provide better prices and inventory availability than can be obtained by an individual travel agency or traveler, (ii) enhance and simplify access to travel information across multiple destinations and (iii) assemble vacation travel components into convenient packages for ease of planning and booking.

     Establishing National Brand Name Recognition. The Company believes it can leverage its presence in leading origination and destination markets to develop nationally recognized proprietary brand names in the packaged vacation industry. The Company believes offering expertise and competitive pricing through common brands across multiple destinations will provide greater confidence to travelers in making their vacation choices and engender consumer loyalty and a pattern of repeat purchases.

     Leveraging Strength in Selected Travel Destinations. The Company believes it has achieved a leading position in the market for vacations to Hawaii and the market for in-bound vacations to the United States and intends to achieve the leading position in these and other high-volume, high-margin vacation destinations. The Company believes having scale and expertise in selected destinations gives it access to pricing and inventory that provides the Company with a significant competitive advantage.

     Pursuing Revenue Enhancing Opportunities. Following the Acquisitions, the Company's revenue enhancing strategies include (i) improving yield management by obtaining greater access to high-margin products and services, (ii) expanding ancillary products and services, such as city tours and travel insurance, (iii) securing preferential pricing and inventory availability through strategic purchasing relationships and (iv) improving cash management, particularly management of traveler deposits and advance payments.

     Improving Operating Efficiencies. The Company seeks to reduce its operating expenses by (i) capitalizing on enhanced purchasing efficiencies, (ii) implementing a more effective utilization program of its physical and other assets, (iii) implementing best practices in its management and business systems, (iv) enhancing marketing relationships with travel suppliers and other related parties and (v) outsourcing certain functions where appropriate.

     Implementing Integrated Information Systems. The Company believes integrating information systems will improve its ability to offer travelers value-added vacation products and services and to leverage maintenance and development costs across a broader customer base. In addition, integrated systems will facilitate the use of common operating platforms, reduce the cost and time requirements of developing external interfaces and accelerate the integration of subsequent acquisitions.

                                GROWTH STRATEGY

     To complement its operating strategy, the Company has developed a multi-faceted growth strategy designed to promote the Company's goal of becoming the leading provider of value-added vacation products and services targeted to higher-income travelers.

     Generating Internal Growth. The Company intends to grow internally by (i) implementing an integrated national marketing program, (ii) increasing its presence in underpenetrated origination markets and (iii) implementing loyalty programs that stimulate repeat purchases.

     Identifying and Consummating Strategic Acquisitions. The Company believes the packaged vacation industry is fragmented and there are significant opportunities to make selective acquisitions of packaged vacation providers. The Company generally will seek to acquire companies that (i) have desirable destination concentrations, (ii) have demonstrated growth and profitability,
(iii) have an emphasis on customer service, (iv) have an experienced management team and (v) are likely to add some other strategic value to the Company.

     Enhancing Strategic Relationships with Travel Suppliers and Travel
Agents. By enhancing strategic supplier relationships, the Company will strengthen its ability to provide vacation products and services and to offer prices and inventory that generally would not be available to travelers on their own or through travel agents. In addition, by broadening its products and services to include additional destinations, the Company believes it will achieve enhanced loyalty among the travel agent community.

     Enhancing Distribution Channels. The Company seeks to capitalize on the opportunities presented by the direct selling of vacation products and services to travelers (disintermediation) and the emergence of alternative distribution channels (e.g., the Internet and affinity groups) while still supporting and leveraging its strong relationships with existing retail travel agents.

     Private Label Branding. In recent years, certain travel and other companies have sought to leverage their brand names by outsourcing the development and operation of packaged vacation programs under such brand names. The Company believes there are significant opportunities to expand its private label business.

     Affinity Group Marketing. The Company will seek access to affinity groups such as frequent flier programs and bank card reward or loyalty programs for the direct marketing of its products and services as well as the opportunity to provide its vacation products and services as rewards in these programs. The Company has certain proprietary software and extensive operating experience which it believes provide a significant competitive advantage in this growing market.

                                   THE OFFERING

Common Stock offered by the Company..........              shares
Common Stock to be outstanding after the                   shares
  offering(1) ...............................
Use of proceeds..............................  Repayment of debt and redemption of a portion of the shares of Convertible Preferred Stock.
                                               See "Use of Proceeds."
Proposed NYSE Symbol.........................  GVG

---------------
(1) Excludes (i)       shares of Common Stock issuable upon exercise of options
     outstanding under the Company's 1998 Stock Option Plan (the "Stock Option
     Plan") as of        , 1998, (ii) shares of Common Stock equal to 7.5% of
     the number of shares of Common Stock to be outstanding upon completion of this offering plus shares of Common Stock with an aggregate value of $2,475,000 based upon the price per share in this offering, all of which shares will be issuable upon exercise of options to be granted under the Stock Option Plan upon completion of this offering pursuant to the Option
     Grant (an aggregate of        shares assuming an initial public offering
     price of $       per share) and (iii) additional shares of Common Stock
     reserved for issuance under the Stock Option Plan. See "Management -- Stock Option Plan."

                                  RISK FACTORS

     See "Risk Factors" for a description of certain risks to be considered before making an investment in the Common Stock.

                             SUMMARY FINANCIAL DATA

                                                                  YEARS ENDED DECEMBER 31,
                                                      ------------------------------------------------
                                                                                          PRO FORMA
                                                                                       AS ADJUSTED(1)
                                                        1995       1996       1997          1997
                                                      --------   --------   --------   ---------------
                                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues........................................  $18,464    $22,259    $24,255       $114,851
Operating expenses..................................   13,316     16,025     17,852         91,358
                                                      -------    -------    -------       --------
     Gross profit...................................    5,148      6,234      6,403         23,493
                                                      -------    -------    -------       --------
General and administrative expenses(2)..............    5,702      6,905      7,797         10,256
Depreciation and amortization.......................      131        154        182          1,594
Goodwill amortization...............................       --         --         --          1,892
                                                      -------    -------    -------       --------
Income (loss) from operations.......................     (685)      (825)    (1,576)         9,751
                                                      -------    -------    -------       --------
Other income (expense):
     Interest income................................      521        581        556          4,324
     Interest expense...............................       --         --         --           (961)
     Other, net.....................................       67         (4)        41            338
                                                      -------    -------    -------       --------
          Total other income (expense)..............      588        577        597          3,701
                                                      -------    -------    -------       --------
Income (loss) before provision for income taxes.....      (97)      (248)      (979)        13,452
Provision for income taxes..........................     (106)      (122)      (124)        (5,112)
                                                      -------    -------    -------       --------
     Net income (loss)..............................  $  (203)   $  (370)   $(1,103)      $  8,340
                                                      =======    =======    =======       ========
Pro forma net income (loss) per common share:
     Basic..........................................
     Diluted........................................
Pro forma weighted average common shares
  outstanding:
     Basic..........................................
     Diluted........................................

                                                                  DECEMBER 31, 1997
                                                              -------------------------
                                                                           PRO FORMA
                                                              ACTUAL     AS ADJUSTED(1)
                                                              -------    --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities, including
  non-current portion.......................................  $ 7,909       $ 45,072
Working deficit.............................................      (78)       (23,001)
Total assets................................................   19,375        149,311
Long-term debt..............................................       --         12,350
Shareholders' equity........................................      358         48,322

---------------

(1) The summary pro forma as adjusted statement of operations data give effect to (i) the Recapitalization, (ii) the Acquisitions, (iii) the estimated savings from closing redundant acquired facilities (the "Facilities Savings"), (iv) reductions in salary and bonuses to the prior owners and key executives of the Company and the Acquired Businesses, offset in part by expected incremental costs reflecting the Company's new management structure (the "Compensation Savings"), (v) the termination of the Company's status as an S Corporation, (vi) the Conversion and (vii) the sale by the Company of
    the           shares offered hereby and the use of the net proceeds
    therefrom to repay certain indebtedness and to effect the Redemption as described under "Use of Proceeds," as if all such events had occurred as of January 1, 1997. The summary pro forma as adjusted balance sheet data give effect to each of the above, including the accrual for lease and employee severance payments for the planned closing of redundant acquired facilities (the "Facilities Accruals" and, collectively with clauses (i) through (vii) above, the "Pro Forma Adjustments"), as if it had occurred on December 31, 1997. See "Unaudited Pro Forma Condensed Combined Financial Statements."

(2) General and administrative expenses for 1995, 1996 and 1997 include salary and bonuses to the prior owners and certain key employees of the Company of $3.8 million, $4.8 million and $5.8 million, respectively.

                                  RISK FACTORS

     The following factors should be considered in addition to other information included in this Prospectus.

SUBSTANTIAL COMPETITION

     The packaged vacation industry is highly competitive and has relatively low barriers to entry. The Company competes primarily with other vacation providers, travel agencies and other distributors of travel products and services, some of which are larger and have greater brand name recognition and financial resources than the Company. Competition within the packaged vacation industry is increasing as certain of the Company's competitors are expanding their size and financial resources through consolidation. In addition, the Company's travel suppliers may decide to compete more directly with the Company and restrict the availability of travel products or services or the ability of the Company to offer such products or services at preferential prices. Certain packaged vacation providers who compete with the Company may have relationships with travel suppliers that give them preferred access to capacity or more competitive pricing than is available to the Company. Furthermore, some travel providers have a strong presence in particular geographic areas, which may make it difficult for the Company to attract customers in those areas. As a result of competitive pressures, the Company's revenues and margins may decline. There can be no assurance that the Company will be able to compete successfully, and the failure to compete successfully may have a material adverse effect on the business, financial condition and results of operations of the Company.

CHANGING INDUSTRY DYNAMICS; NEW METHODS OF DISTRIBUTION

     Innovations in technology such as the Internet and computer on-line services have increased the ability of travel suppliers to distribute their travel products and services directly to travelers. Travelers can now use the Internet to access information about travel products and services and to purchase such products and services directly from suppliers, thereby bypassing both vacation providers such as the Company and retail travel agents through whom the Company receives a substantial majority of its revenues. Because the Company currently relies to a large extent on retail travel agencies for access to travelers and revenues, a shift in consumer purchasing away from travel agencies and toward direct purchasing from travel suppliers could have an adverse impact on the Company. The recent erosion of commissions paid by travel suppliers, particularly airlines, to travel distributors has weakened the financial condition of many travel agents. In addition, consolidation among travel suppliers has left the remaining suppliers in a stronger position relative to providers of travel products and services, such as the Company.

ABSENCE OF COMBINED OPERATING HISTORY

     Following the Recapitalization in March 1998, the Company completed the four Acquisitions, which account for a substantial majority of the Company's pro forma revenues for 1997. Although the Company and each of the Acquired Businesses (as defined below) have been in operation for more than 15 years, they have virtually no history of combined operations. The pro forma consolidated financial data included in this Prospectus cover periods when the Company and the Acquired Businesses were not under common management or control and are not necessarily indicative of the results that would have been achieved if the Company and the Acquired Businesses had been operated on an integrated basis or the results that may be realized on a consolidated basis in the future. See "The Acquired Businesses."

DEPENDENCE ON TRAVEL SUPPLIERS

     The Company is dependent upon travel suppliers for access to their products and services. Certain travel suppliers, such as American Airlines, Inc. ("American Airlines"), Delta Air Lines, Inc. ("Delta"), United Air Lines, Inc. ("United"), Aloha Airlines, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian Airlines"), Hyatt Hotels Corporation ("Hyatt"), ITT Sheraton Corporation, Marriott International, Inc. and Amtrak, offer the Company (i) pricing that is preferential to published rates, enabling the Company to offer complete vacations at prices lower than generally would be available to individual travelers and retail travel agents, (ii) preferential access to inventory of their travel products and services, enabling the Company to assemble more desirable vacations for travelers, or (iii) in the case of certain travel suppliers, both preferential pricing and preferential access to inventory. The Company's travel suppliers generally can cancel or modify their agreements with the Company upon relatively short notice. In addition, any decline in the quality of travel products and services provided by these suppliers, or a perception by travelers of such a decline, could adversely affect the Company's reputation. The loss of contracts, changes in the Company's pricing agreements, commission schedules or incentive override commission arrangements, more restricted access to travel suppliers' products and services or less favorable public opinion of certain travel suppliers and resulting low demand for the products and services of such travel suppliers could have a material adverse effect on the business, financial condition and results of operations of the Company.

CONCENTRATION IN HAWAIIAN MARKET

     On a pro forma basis for 1997, the Company derived a majority of its net revenues and a substantial portion of its operating income from products and services associated with vacations to Hawaii. In addition, approximately 15% of the Company's employees are located in Hawaii to serve that market exclusively. Accordingly, a downturn in the market for vacations to Hawaii could have a material adverse effect on the business, financial condition and results of operations of the Company.

MANAGEMENT OF GROWTH; INTEGRATION OF OPERATIONS

     The Company has grown rapidly since March 1998 through the Acquisitions, and the Company expects to continue to grow in part through additional acquisitions. The Company's executive management group has been assembled only recently, and there can be no assurance that the executive management group will be able to manage effectively the combined entity or implement the Company's operating and growth strategies. In addition, the rapid pace of acquisitions has, and will continue to, put pressure on the Company's personnel, computer systems and other corporate support systems. Any inadequacy of such systems to manage the increased size and scope of operations resulting from growth or the inability of the Company to integrate successfully the Acquired Businesses or future acquisitions could have a material adverse effect on the business, financial condition and results of operations of the Company. See "-- Dependence upon Technology; Year 2000 Problem," "Business -- Operating Strategy" and "Business -- Growth Strategy."

     The Company intends to improve its profitability by various means, including a reduction of redundant operating and overhead costs, increased asset utilization and enhanced purchasing power. The Company's ability to improve profitability will be affected by various factors, such as the costs associated with centralizing its administrative functions and its ability to benefit from enhanced purchasing power, many of which are beyond the control of the Company. In addition, the Company's ability to achieve its operating and growth goals will depend in large part on its ability to consolidate and integrate certain administrative functions common to the Company and the Acquired Businesses. Such integration will require substantial attention from senior management and also may require substantial capital expenditures and may disrupt the operations of the Company, as management attention is diverted from other tasks, and as technological, practical or personnel issues arise. There can be no assurance that such consolidation and integration will be completed or that, if completed, the Company will recognize any economic benefit.

DEPENDENCE ON ACQUISITIONS FOR FUTURE GROWTH

     One of the Company's strategies is to increase its revenues and the markets it serves through acquisitions. There can be no assurance that suitable candidates for acquisitions can be found or, if suitable candidates are identified, that acquisitions can be completed on acceptable terms. In this regard, the Company faces competition from other packaged vacation providers as well as from travel suppliers and vertically integrated travel companies in its efforts to identify acquisition targets and complete acquisitions. In addition, as consolidation in the industry continues, the prices for attractive acquisition candidates may be bid up to higher levels, and there can be no assurance that businesses acquired in the future will achieve sales and profitability that justify the investment therein. The failure of the Company to acquire additional travel businesses may limit the Company's ability to grow in the future. See "Business -- Growth Strategy."

     Future acquisitions may involve a number of risks that could adversely affect the business, results of operations and financial condition of the Company. These could include adverse short-term effects on the Company's reported operating results such as those caused by severance payments to employees of acquired companies, difficulties in eliminating duplicative costs, restructuring charges associated with the acquisitions and other expenses associated with a change of control, as well as non-recurring acquisition costs. Acquisitions also may divert management's attention, create difficulties with retention, hiring and training of key personnel, raise risks associated with unanticipated problems or legal liabilities and require non-cash accounting charges associated with the amortization of acquired intangible assets. Furthermore, although the Company conducts due diligence and generally requires representations, warranties and indemnifications from the former owners of acquired companies, there can be no assurance that such owners will have accurately represented the financial and operating conditions of their companies or will have the means to satisfy their indemnification obligations. If an acquired company's financial or operating results were misrepresented, the acquisition could have a material adverse effect on the business, financial condition and results of operations of the Company.

DEPENDENCE UPON TECHNOLOGY; YEAR 2000 PROBLEM

     The Company's business is dependent upon a number of different information and telecommunications technologies to access information and manage reservation systems, including handling a high volume of telephone calls on a daily basis. Rapid changes in technology may require capital expenditures to improve or upgrade the level of customer service. The Company is dependent upon certain third party vendors, including central reservation system operators such as the SABRE Group Holdings, Inc. ("SABRE"), Galileo International, Inc. ("Galileo") and WORLDSPAN, L.P. ("WORLDSPAN"), for access to certain information. Any failure of these systems could have a material adverse effect on the business, financial condition and results of operations of the Company.

     Currently, the Company and each of the Acquired Businesses operate on separate computer and telephone systems, several of which use different technologies. Prior to the acquisition of MTI by the Company, Trase-Miller Solutions, Inc. ("Trase-Miller Solutions"), then an affiliate of MTI, provided information and business system support for MTI, and in connection with the Company's acquisition of MTI, Trase-Miller Solutions agreed to continue to provide such services to MTI. The Company also must ensure that its computer systems are prepared to handle the Year 2000 problem. Because the Company receives reservations up to a year in advance of travel, the Company must identify and correct potential Year 2000 problems on a more accelerated basis than companies in many other industries. In addition, travelers who use the Company's products and services may be exposed to disruptions in their travel as a result of failures by travel suppliers or other travel businesses to correct Year 2000 problems in their information and computer systems. Such disruptions could adversely affect demand for vacation travel generally and may reflect poorly on the Company, thereby hindering its efforts to develop a brand name image in the packaged vacation market.

     To address the need to adopt integrated information systems and to address Year 2000 issues, the Company currently is negotiating to expand MTI's outsourcing agreement with Trase-Miller Solutions to provide the Company the right to use Trase-Miller Solutions' proprietary software, hardware and service bureau processing systems throughout its business. The Company's ability to deliver its products and services to its customers and manage its internal systems will depend substantially upon the performance of the Trase-Miller Solutions system after it is installed. The Company expects to negotiate certain safeguards into its relationship with Trase-Miller Solutions, including performance measurements and monitoring (i.e., Year 2000 compliance), emergency back-up procedures and systems and appropriate remedies for system failures. While the Company believes the Trase-Miller Solutions system will adequately provide for the Company's information systems requirements and that the Trase-Miller Solutions system will enable the Company to ensure it is fully Year 2000 compliant, there can be no assurance that the Company will be successful in negotiating the Trase-Miller Solutions arrangement or that this system will in fact meet all of the Company's needs and avoid any Year 2000 problems. Any such failure of the Trase-Miller Solutions system or termination of the agreement between MTI and Trase-Miller Solutions or the anticipated expanded agreement between the Company and Trase-Miller Solutions could have a material adverse effect on the business, results of operations and financial condition of the Company.

     Prior to the Company-wide implementation of the Trase-Miller Solutions system, the Company will continue to operate separate information systems at the Company and each of the Acquired Businesses. Following the implementation of the Trase-Miller Solutions system, the Company intends to migrate each of the systems of the Acquired Businesses to the Trase-Miller Solutions system over time, with substantial completion expected in 1999. There can be no assurance that the Company will not experience difficulties in integrating these systems, or the systems of companies that may be acquired in the future. Continued operation of multiple systems prior to full integration of the Trase-Miller Solutions system, in particular any systems that are incompatible with the Company's current system, could adversely affect the Company's ability to monitor and manage its operations. In addition, there can be no assurance that the Company will be successful in migrating existing systems to the Trase-Miller Solutions system on a timely basis or at all. Migrating to the Trase-Miller Solutions system will involve retraining significant numbers of employees and could cause significant disruptions in the Company's operations. Any difficulties or delays experienced by the Company in such migration, or difficulties in operating the separate systems prior to that migration, could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Information Technology; Year 2000."

DEPENDENCE ON CUSTOMER DEPOSITS AND ADVANCE PAYMENTS

     The Company derives substantial income from interest on customer deposits and advance payments. In addition, the Company's pricing of its products and services is determined, in part, based upon the interest income expected to be received from investing these deposits and advance payments. The Company's investment policy and the terms of the Company's credit facility restrict the Company to investing these deposits and advance payments only in investment-grade securities. A failure of these investment securities or such issuers to perform at their historical levels could reduce the interest income realized by the Company, which could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

QUARTERLY FLUCTUATIONS; SEASONALITY

     The Company's operating results have fluctuated from period to period and likely will continue to fluctuate in the future. The travel industry in general and the Company's operations in particular are highly seasonal. The Company's net revenues generally are highest in the second and third quarters of the year, while its expenses generally are highest in the fourth and first quarters. The Company's quarterly results of operations also may be subject to fluctuations as a result of the timing and cost of acquisitions, fare wars by travel suppliers, changes in relationships with certain travel suppliers, changes in the mix of services offered by the Company, extreme weather conditions, general economic conditions or other factors affecting travel generally. As a result of these and other factors, the Company's quarterly operating results are subject to fluctuation, and the Company believes quarter-to-quarter comparisons of its operating results are not necessarily meaningful and should not be relied upon as an indication of future performance. In addition, due to all of the foregoing factors, the Company's operating results in future periods may be below the expectations of securities analysts and investors. In such event, the market price of the Common Stock could be materially adversely affected.

RELIANCE ON KEY PERSONNEL

     The Company's success will depend, in part, on the continued efforts of Roger H. Ballou, its Chairman and Chief Executive Officer, J. Raymond Lewis, Jr., its President and Chief Operating Officer, Walter S. Berman, its Executive Vice President and Chief Financial Officer, and the senior management of the Acquired Businesses. Furthermore, the Company's operations likely will depend on the senior management of companies that may be acquired in the future. If any of these individuals becomes unwilling or unable to continue in his or her present role, or if the Company is unable to attract and retain other skilled employees, its business could be adversely affected. The Company does not maintain key person life insurance on any of its key personnel. Although the Company has entered into employment agreements with Messrs. Ballou, Lewis and Berman, they, like all other key employees, may voluntarily terminate their respective employment relationships with the Company at any time. See "Management."

GOVERNMENT REGULATION AND TAXATION

     The Company is not subject to significant direct regulation by governmental authorities. However, many travel suppliers, particularly airlines, are subject to extensive regulation by federal, state and foreign governments. In addition, the travel industry is subject to certain special taxes by federal, state, local and foreign governments, including hotel bed taxes, car rental taxes, airline excise taxes and airport taxes and fees. New or different regulatory schemes or changes in tax policy could have an adverse impact on the travel industry in general and could have a material adverse effect on the business, financial condition and results of operations of the Company.

ACQUISITION FINANCING; ADDITIONAL DILUTION; ACCOUNTING CHARGES

     The Company currently intends to finance future acquisitions by using shares of Common Stock, cash, borrowed funds or a combination thereof. Existing shareholders will suffer ownership dilution if the Company uses Common Stock as consideration for future acquisitions. Moreover, the issuance of additional shares of Common Stock may negatively affect earnings per share and the market price of the Common Stock. If the Common Stock does not maintain a sufficient market value, if the price of Common Stock is highly volatile or if potential acquisition candidates are otherwise unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to use more of its cash resources or more borrowed funds in order to execute its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity offerings. The Company has entered into a credit facility that will provide a limited source of funds which may be used in connection with future acquisitions. There can be no assurance that this credit facility will be sufficient to meet all of the Company's capital requirements to fund acquisitions or that the Company will be able to obtain additional financing if and when it is needed or that any such additional financing will be available on terms it deems acceptable.

     Many business acquisitions must be accounted for under the purchase method of accounting, and the Company expects that, under current accounting rules, it will be required for the foreseeable future to account for all acquisitions under the purchase method. Acquisitions accounted for under the purchase method are likely to generate goodwill or other intangible assets. Consequently, acquisitions of new businesses typically would result in substantial amortization charges to the Company, which, although non-cash in nature, could have a significant impact on the Company's reported operating results. Acquisitions also may involve significant one-time acquisition-related charges. As a result of the Acquisitions, the Company will record annual amortization expenses for acquisition-related intangible assets of $1.9 million. See "The Acquired Businesses," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Business -- Growth Strategy."

VACATION TRAVEL INDUSTRY; GENERAL ECONOMIC CONDITIONS

     The Company's results of operations will depend upon factors affecting the vacation travel industry generally. The Company's revenues and earnings are especially sensitive to events that affect domestic and international air travel and the level of car rentals and hotel reservations. A number of factors, including political instability, armed hostilities, international terrorism, labor disturbances, a rise in fuel prices or other travel costs, excessive inflation, currency fluctuations, extreme weather conditions and concerns about passenger safety could result in a temporary or longer-term overall decline in demand for packaged vacations. The Company believes price-based competition will continue for the foreseeable future. The continuation of such competition and the occurrence of any of the events described above could have a material adverse effect on the business, financial condition and results of operations of the Company. In addition, demand for the Company's products and services may be significantly affected by the general level of economic activity and employment in the United States and key international markets. Therefore, any significant economic downturn or recession in the United States or these other markets could have a material adverse effect on the business, financial condition and results of operations of the Company.

VOTING CONTROL BY EXISTING MANAGEMENT AND SHAREHOLDERS

     Thayer Equity Investors III, L.P. ("Thayer") and its affiliates own and control a substantial majority of the Common Stock of the Company. Upon completion of this offering, Thayer and its affiliates will hold approximately
       % of the outstanding shares of Common Stock. As a result, Thayer and its affiliates will be able to exercise control over the Company's affairs and will be able to elect the entire Board of Directors and control the disposition of any matter submitted to a vote of shareholders. In addition, the Company's executive officers and directors, and entities affiliated with them, including Thayer and its affiliates, will own beneficially shares of Common Stock
representing        % of the total voting power of the Common Stock after this offering. See "Management," "Certain Transactions" and "Principal Shareholders."

NO PRIOR PUBLIC TRADING MARKET; POSSIBLE VOLATILITY OF TRADING PRICE

     Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price per share of the Common Stock will be determined by negotiations among the Company and the representatives of the Underwriters and may not be indicative of the market price that will prevail after the closing of the offering. See "Underwriting" for factors to be considered in determining the initial public offering price per share. The Company will apply to list the Common Stock on the New York Stock Exchange ("NYSE"); however, there can be no assurance that an active trading market will develop and be sustained after this offering.

     The market price of the Common Stock may fluctuate substantially due to a variety of factors, including quarterly fluctuations in results of operations, adverse circumstances affecting the travel industry generally, announcements of new products or services by competitors, changes in earnings estimates by securities analysts, changes in accounting principles, sales of Common Stock by existing holders, loss of key personnel and other factors. In addition, stock markets generally are subject to extreme price and volume fluctuations. This volatility has often had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Any such litigation instigated against the Company could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS AGREEMENT

     Sales of substantial amounts of Common Stock in the public market following this offering could adversely affect the prevailing market price of the Common Stock and the Company's ability to raise capital in the future. Upon completion
of this offering, the Company will have a total of      shares of Common Stock
outstanding, of which the      shares offered hereby will be freely tradable
without restriction under the Securities Act of 1933, as amended (the "Securities Act"), by persons other than "affiliates" of the Company, as defined
under the Securities Act. The remaining      shares of Common Stock outstanding
will be "restricted securities" as that term is defined by Rule 144 promulgated
under the Securities Act. Of these shares, approximately      shares may be
eligible for sale in the public market immediately after this offering pursuant
to Rule 144(k) under the Securities Act; of these,      are subject to 180-day
Lock-up Agreements as described below (the "Lock-up Agreements"). Approximately additional shares will become eligible for sale in the public market pursuant to Rule 144 under the Securities Act beginning 90 days after the date
of this Prospectus; of these,      are subject to Lock-up Agreements. The
remaining      shares will become eligible for sale in the public market from
time to time; of these,      are subject to Lock-up Agreements. See "Shares
Eligible for Future Sale."

     The Company, its executive officers and directors and certain other
shareholders, who will hold an aggregate of           shares of Common Stock
after this offering, have agreed that, until 180 days following the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., sell, offer to sell, solicit any offer to buy, contract to sell, grant any option to purchase (other than under the Stock Option Plan), or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock. Smith Barney Inc. may release shares subject to these Lock-up Agreements in whole or in part in its sole discretion without notice.

     Following the date of this Prospectus, the Company intends to register on
one or more registration statements on Form S-8 approximately      shares of
Common Stock issuable under the Stock Option Plan. Of the      shares issuable
under the Stock Option Plan,      shares are subject to outstanding options as
of       , 1998 and           additional shares will be subject to options to be
granted pursuant to the Option Grant (assuming an initial public offering price
of $     per share).

     Upon completion of this offering, the holders of approximately      shares
of Common Stock will be entitled to certain registration rights with respect to such shares. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the trading price of the Common Stock. In addition, if the Company is required, pursuant to such registration rights, to include shares held by such persons in a registration statement that the Company files to raise additional capital, the inclusion of such shares could have an adverse effect on the Company's ability to raise needed capital. See
"Management -- Stock Option Plan," "Certain Transactions" and "Shares Eligible for Future Sale."

BENEFITS OF OFFERING TO CERTAIN SHAREHOLDERS

     The existing shareholders of the Company will benefit from the creation of a public market for the Common Stock held by them after the closing of the offering. Upon the closing of this offering, the existing shareholders will hold
shares of Common Stock having an aggregate value of $       million, based on an
assumed initial public offering price of $       per share.

     In addition, approximately $15.0 million, or approximately 31% of the net proceeds of this offering, will be paid to certain existing shareholders of the Company in the Redemption. As a result of the payments to these shareholders, the amount of proceeds available to the Company to pay down existing debt will be reduced, and the benefits of the offering will be shared with such shareholders. The shareholders who will receive cash in the Redemption include Thayer and TC Co-Investors, LLC ("TC Co-Investors"), an affiliate of Thayer,
which together will own approximately        % of the Company's outstanding
Common Stock upon completion of this offering. Thayer is a Delaware limited partnership whose sole general partner is TC Equity Partners, LLC, a Delaware limited liability company ("TC Equity Partners"). TC Equity Partners beneficially owns, and has sole voting and investment power with respect to, the shares of Common Stock held of record by Thayer. TC Co-Investors is a Delaware limited liability company whose managing member is TC Management LLC ("TC Management"). TC Management beneficially owns, and has sole voting and investment power with respect to, the shares of Common Stock held of record by TC Co-Investors. Frederic V. Malek, Dr. Paul G. Stern and Carl J. Rickertsen are the members of TC Management and the principal members of TC Equity Partners. The total amount of cash to be paid to Thayer and TC Co-Investors in connection
with the Redemption will be $     million. See "Use of Proceeds," "Certain
Transactions" and "Principal Shareholders."

IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price per share of Common Stock is substantially higher than the pro forma net tangible book value per share of the Common Stock. Purchasers of shares of Common Stock in the offering will
experience immediate and substantial dilution of $       in the pro forma net
tangible book value per share of Common Stock. To the extent outstanding options to purchase Common Stock are exercised, there may be further dilution. See "Dilution."

NO DIVIDENDS

     The Company does not expect to pay cash dividends on Common Stock in the foreseeable future. In addition, under its credit agreement, the Company is prohibited from paying dividends on its shares of capital stock other than dividends payable solely in shares of Common Stock. See "Dividend Policy."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS

     The Company's charter and bylaws, as well as New York corporate law, contain certain provisions that could have the effect of delaying, deferring or preventing a change in control of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. Certain of these provisions provide for a staggered board and allow the Company to issue, without shareholder approval, preferred stock having rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements that could make it difficult for shareholders to effect certain corporate actions. See "Management" and "Description of Capital Stock."

FORWARD-LOOKING INFORMATION

     The matters discussed in this Prospectus include forward-looking statements that involve risks or uncertainties. While forward-looking statements are sometimes presented with numerical specificity, they are based on various assumptions made by management regarding future circumstances over many of which the Company has little or no control. A number of important factors, including those identified above under this caption "Risk Factors" as well as factors discussed elsewhere in this Prospectus, could cause the Company's actual results to differ materially from those in forward-looking statements or financial information. Actual results may differ from forward-looking results for a number of reasons, including the following: (i) changes in general economic conditions and other factors that affect demand for travel products or services; (ii) changes in the vacation travel industry; (iii) changes in the Company's relationships with travel suppliers; (iv) competitive factors (including changes in travel distribution methods); and (v) the success of the Company's operating and growth strategies (including the ability to integrate acquisitions into Company operations, the ability of acquired companies to achieve satisfactory operating results and the ability of the Company to manage the transition to an integrated information platform). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

                                  THE COMPANY

     The Company is one of the largest U.S. providers of value-added vacation products and services targeted to higher-income travelers. The Company assembles air, hotel, rental car and other travel components in bulk and provides complete vacations to travelers through retail travel distributors, such as travel agents, and other distribution channels, including the Internet and affinity groups.

     The Company was formed in 1959 under the name Allied Bus Corp. and, prior to the Recapitalization and the Acquisitions, had grown to become one of the largest providers of vacations for in-bound travelers to North America. In March 1998, the Company effected the Recapitalization and changed its name to Global Vacation Group, Inc. Following the Recapitalization, the Company completed the Acquisitions, through which it became a leading provider of vacations to Hawaii as well as a provider of vacations to Florida (including Disney World) and to the Caribbean, Mexico, Europe and other U.S. destinations.

     The Company maintains its executive offices at 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, DC 20004, (202) 371-0150.

                              THE RECAPITALIZATION

     In March 1998, the Company effected the Recapitalization pursuant to an agreement among the Company, Thayer, Allied Tours Holding Corp. ("Allied Holding") and the shareholders of Allied Holding. Prior to the Recapitalization, the Company had 100 shares of issued and outstanding capital stock, all of which were owned by Allied Holding. In the Recapitalization, the Company redeemed an aggregate of 34 shares of capital stock from Allied Holding for an aggregate consideration of $14.7 million, and Thayer purchased 57 shares of the Company's capital stock (or approximately 86.4% of the then remaining outstanding shares) from Allied Holding for $24.7 million. The redemption price was paid in cash of $10.7 million and a $4.0 million 120-day promissory note bearing interest at 8%. The cash portion of the redemption was financed with borrowings under a new $65.0 million bank credit facility (the "Credit Facility"). In connection with the Recapitalization, the Company recognized expenses of $990,000 for nonrecurring transaction costs.

     In the Recapitalization, each of the 66 shares of the Company's capital stock then outstanding (57 held by Thayer and nine held by Allied Holding) was converted into 4,337.10 shares of Common Stock and 390.33 shares of Convertible Preferred Stock. The conversion into the Convertible Preferred Stock was accounted for as a noncash dividend and the conversion into Common Stock was accounted for as a stock split. Concurrently with the closing of this offering and in connection with the Redemption and the Conversion, all shares of Convertible Preferred Stock then outstanding will be redeemed for cash using a portion of the proceeds of this offering or converted into shares of Common Stock. See "Use of Proceeds," "Capitalization" and "Description of Capital Stock."

                            THE ACQUIRED BUSINESSES

     Since March 1998, the Company has acquired Haddon Holidays, Inc. ("Haddon"), Classic Custom Vacations, Inc. ("Classic") and Globetrotters, Inc. ("Globetrotters") and substantially all of the assets of MTI Vacations, Inc. ("MTI") (collectively, the "Acquired Businesses"). The combined purchase price for the Acquired Businesses was $63.7 million, including the issuance of shares of Convertible Preferred Stock and Common Stock valued at $2.9 million and direct acquisition costs but excluding $1.8 million of Facilities Accruals. The Company financed these acquisitions with proceeds from the issuance of additional shares of capital stock and from borrowings under the Credit Facility.

     The acquisition of each of the Acquired Businesses was accounted for as a purchase for financial reporting purposes. The Company allocated the excess of the purchase price over the fair value of net tangible assets acquired primarily to goodwill and covenants not to compete. The total amount allocated to intangible assets related to the Acquired Businesses was approximately $66.2 million. The Company will amortize amounts allocated to goodwill over 35 years for financial reporting purposes and amounts allocated to covenants not to compete over the term of the covenants. As a result of the Acquisitions, the Company will record annual amortization expenses for acquisition-related intangible assets of $1.9 million.

     Haddon. In March 1998, the Company purchased all of the outstanding capital stock of Haddon, a vacation provider based in Mount Laurel, New Jersey that provides air, hotel and ground transportation packages for travelers to Hawaii. The Company paid a purchase price of $8.3 million, including the issuance of Convertible Preferred Stock and Common Stock valued at $500,000 and direct acquisition costs.

     Classic. In April 1998, the Company purchased all of the outstanding capital stock of Classic, a vacation provider based in San Jose, California that provides brand name, customized vacations primarily for the Hawaii market. The Company paid a purchase price of $18.5 million, including direct acquisition costs.

     MTI. In May 1998, the Company acquired substantially all of the assets of MTI, a packaged vacation provider based in Oak Brook, Illinois that (i) provides vacations for travelers to Hawaii, (ii) provides Amtrak-sponsored vacations,
(iii) operates the reservation system associated with packaged vacations sponsored by Hyatt and (iv) provides Internet and credit card reward fulfillment programs. The Company paid a purchase price of $30.8 million, including the issuance of Convertible Preferred Stock and Common Stock valued at $2.4 million and direct acquisition costs.

     Globetrotters. Also in May 1998, the Company purchased all of the outstanding capital stock of Globetrotters, a vacation provider based in Cambridge, Massachusetts that provides brand name, popular-priced vacations primarily for the Florida, Mexico and Caribbean markets. The Company paid a purchase price of $6.1 million, including direct acquisition costs.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the      shares of Common
Stock offered hereby, after deducting estimated underwriting discounts and commissions and expenses, are estimated to be approximately $48.2 million ($55.8 million if the Underwriters' over-allotment option is exercised in full),
assuming an initial public offering price of $          per share. The Company
will use approximately $15.0 million of the net proceeds from this offering to
redeem      shares of Convertible Preferred Stock in the Redemption, and the
balance of the net proceeds, or $33.2 million, will be used to repay indebtedness incurred by the Company under the Credit Facility in connection with the Acquisitions and the $4.0 million promissory note issued in connection with the Recapitalization. At May 6, 1998, the outstanding balance under the Credit Facility was $41.5 million, bearing interest at a weighted average rate of 7.4% per annum. The promissory note issued in the Recapitalization is due on July 25, 1998 and bears interest at a rate of 8% per annum. Holders of Convertible Preferred Stock are entitled to dividends to be paid in additional shares of Convertible Preferred Stock at a rate of 15% per annum. The remaining net proceeds, if any, will be used for working capital and other general corporate purposes.

                                DIVIDEND POLICY

     Prior to the Recapitalization in March 1998, the Company operated as a corporation exempt from entity-level taxation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, all of the Company's earnings were distributed to its shareholders (who also were employees of the Company) as bonus compensation or as distributions on capital stock. The shareholders of the Company received an aggregate of $5.2 million as bonus compensation or S Corporation distributions in 1996 and $5.3 million as bonus compensation or S Corporation distributions in 1997. In 1998, prior to the Recapitalization (at which time the Company terminated its status as an S Corporation under the Code), the shareholders of the Company received an aggregate of $5.0 million as bonus compensation or distributions. See "Management -- Executive Compensation."

     The Company does not anticipate declaring and paying cash dividends on the Common Stock in the foreseeable future. In addition, under the Credit Facility, the Company is prohibited from paying dividends on its shares of capital stock other than dividends payable solely in shares of Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997 (i) on an actual basis and (ii) on a pro forma as adjusted basis to give effect to the Pro Forma Adjustments and the sale of the shares of Common Stock being offered hereby, at an assumed initial public
offering price of $       per share, and the application of the net proceeds
therefrom to effect the Redemption and to repay certain indebtedness as described under "Use of Proceeds." The information in this table should be read in conjunction with "Selected Financial Data," "Unaudited Pro Forma Condensed Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and accompanying notes thereto included elsewhere in this Prospectus.

                                                                   DECEMBER 31, 1997
                                                              ---------------------------
                                                                             PRO FORMA
                                                              ACTUAL        AS ADJUSTED
                                                              ------       --------------
                                                                    (IN THOUSANDS)
Long-term debt..............................................   $ --           $12,350
Class A Convertible Preferred Stock, $1,000 par value:
          no shares authorized, issued and
          outstanding (actual and pro forma as
            adjusted)(1)....................................     --                --
Shareholders' equity:
     Preferred Stock, $.01 par value:
          no shares authorized or issued and
          outstanding (actual);           shares
          authorized, no shares issued and outstanding
          (pro forma as adjusted)(2)........................     --                --
     Common Stock, $.01 par value: 6,000,000 shares
          authorized; 433,710 shares issued and outstanding
          (actual);           shares issued and outstanding
            (pro forma as adjusted)(3)......................      4
     Additional paid-in capital.............................     16
     Retained earnings (deficit)............................    338
                                                               ----           -------
          Total shareholders' equity........................    358            48,322
                                                               ----           -------
               Total capitalization.........................   $358           $60,672
                                                               ====           =======

---------------
(1) In connection with the Recapitalization, the Company amended and restated its certificate of incorporation to authorize two classes of capital stock:
    Common Stock with a par value of $.01 per share and Convertible Preferred Stock with a par value of $1,000 per share, at which time the 66 shares of capital stock then outstanding were converted into 286,249 shares of Common Stock and 25,762 shares of Convertible Preferred Stock. The conversion into Common Stock has been reflected as a stock split and all share and per share amounts have been restated to reflect this stock split. The conversion into Convertible Preferred Stock will be reflected as a non-cash dividend in March 1998.

(2) Reflects amendments to the Company's certificate of incorporation (the "Amended Certificate") which will occur prior to completion of this offering.

(3) Excludes (i)        shares of Common Stock issuable upon exercise of options
    granted under the Stock Option Plan on March 30, 1998 at a weighted average
    exercise price of $     per share, (ii) shares of Common Stock equal to 7.5%
    of the number of shares of Common Stock to be outstanding upon completion of this offering plus shares of Common Stock with an aggregate value of $2,475,000 based upon the price per share in this offering, all of which shares will be issuable upon exercise of options to be granted under the Stock Option Plan upon completion of this offering pursuant to the Option
    Grant (an aggregate of           shares assuming an initial public offering
    price of $     per share) having an exercise price per share equal to the initial public offering price per share, and (iii) additional shares of Common Stock reserved for future issuance under the Stock Option Plan. See "Management -- Stock Option Plan."

                                     DILUTION

     The pro forma net tangible book value of the Company at March 31, 1998 was
$       , or $     per share of Common Stock. Pro forma net tangible book value per share is determined by dividing the pro forma net tangible book value (total pro forma tangible assets less total pro forma liabilities) of the Company by the number of shares of Common Stock outstanding on a pro forma basis after giving effect to the Acquisitions completed after March 31, 1998 and the Conversion. Without taking into account any changes in the pro forma net tangible book value of the Company, other than to give effect to the sale of the shares of Common Stock offered hereby (assuming an initial public offering price
of $     per share) and the application of the net proceeds therefrom to effect the Redemption and to repay certain indebtedness as described under "Use of Proceeds," the pro forma as adjusted net tangible book value of the Company at
March 31, 1998 would have been $       , or $     per share of Common Stock.
This represents an immediate increase in pro forma net tangible book value of
$     per share to existing shareholders and an immediate dilution in pro forma
net tangible book value of $     per share to new investors purchasing shares in
this offering. The following table illustrates this per share dilution.

Assumed initial public offering price per share ............           $
     Pro forma net tangible book value per share at March
      31, 1998..............................................  $
     Increase per share attributable to new investors.......
                                                              -------
Pro forma as adjusted net tangible book value per share
  after the offering .......................................
                                                                       -------
Dilution per share to new investors.........................           $
                                                                       =======

     The following table summarizes, as of March 31, 1998, on a pro forma as adjusted basis after giving effect to the Acquisitions completed after March 31, 1998, the Conversion, the Redemption and this offering, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company (including the value of shares of Common Stock issued as partial consideration for the Acquisitions) and the average price per share paid by the existing shareholders and by the new investors in this offering (based upon an
assumed initial public offering price of $     per share, before deducting
underwriting discounts and commissions and offering expenses):

                                   SHARES PURCHASED      TOTAL CONSIDERATION
                                   ----------------      -------------------      AVERAGE PRICE
                                   NUMBER   PERCENT       AMOUNT    PERCENT         PER SHARE
                                   ------   -------      --------   --------      -------------
Existing shareholders ...........                %       $                %          $
New investors ...................
                                    ----    ------       -------     ------
          Total..................           100.0%       $           100.0%
                                    ====    ======       =======     ======

     The foregoing table assumes no exercise of the Underwriters' over-allotment option and no exercise of stock options outstanding as of March 31, 1998. After March 31, 1998, there were options outstanding under the Stock Option Plan to
purchase           shares of Common Stock at a weighted average exercise price
of $     . The Company also has reserved (i) shares of Common Stock equal to
7.5% of the number of shares of Common Stock outstanding upon completion of this offering plus shares of Common Stock with an aggregate value of $2,475,000 based upon the price per share in this offering, all of which shares will be issuable upon exercise of options to be granted under the Stock Option Plan upon completion of this offering pursuant to the Option Grant (an aggregate of
       shares assuming an initial public offering price of $     per share)
having an exercise price per share equal to the initial public offering price per share, and (ii) additional shares of Common Stock reserved for future issuance under the Stock Option Plan. To the extent any of these options are exercised, there will be future dilution to new investors. See
"Management -- Stock Option Plan" and "Shares Eligible for Future Sale."

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following Unaudited Pro Forma Condensed Combined Balance Sheet gives effect to: (i) the Recapitalization, (ii) the Acquisitions, (iii) the accrual for lease and employee severance payments for the planned closing of redundant acquired facilities (the "Facilities Accruals"), (iv) the termination of the Company's S Corporation status, (v) the Conversion and (vi) the sale by the Company of the shares offered hereby and the application of the net proceeds therefrom to repay indebtedness and effect the Redemption as described under "Use of Proceeds," as if all such events had occurred as of December 31, 1997. The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 1997 gives effect to each of the above, including the estimated savings from closing redundant facilities (the "Facilities Savings") and reductions in salary and bonuses to the prior owners and key executives of the Company and the Acquired Businesses, offset in part by expected incremental costs reflecting the Company's new management structure (the "Compensation Savings") as if it had occurred on January 1, 1997. See "The Recapitalization," "The Acquired Businesses" and "Use of Proceeds."

     Each of the Acquisitions has been accounted for by the purchase method. In each case, the purchase price has been allocated on a preliminary basis to the assets acquired or to be acquired based on the estimated fair values of such assets.

     The Company has preliminarily analyzed the savings it expects to realize by combining certain operational and general and administrative functions. To the extent the owners and certain key employees of the Company and the Acquired Businesses have agreed prospectively to reductions in salary and bonuses, these reductions have been reflected in the Unaudited Pro Forma Condensed Combined Statement of Operations, together with cost savings from the closing of identified redundant facilities and functions. With respect to other potential cost savings, the Company has not and cannot quantify these savings until a period of times passes after the consummation of the Acquisitions. It is anticipated that these savings will be partially offset by the costs of being a publicly held company and the incremental increase in costs related to the Company's new management. Certain of these incremental costs reflecting the Company's existing management structure have been reflected in the Unaudited Pro Forma Condensed Combined Statement of Operations. The Company expects to incur additional incremental general and administrative costs in the future. However, these costs, like the savings they offset, cannot be quantified accurately.

     The pro forma adjustments are based on preliminary estimates, available information and certain assumptions and may be revised as additional information becomes available. In the opinion of management, all adjustments have been made that are necessary to present fairly the pro forma data. The unaudited pro forma financial information does not purport to represent what the Company's financial position or results of operations would actually have been if such transactions in fact had occurred on those dates and are not necessarily representative of the Company's financial position or results of operations for any future period. Because all entities were not under common control or management, historical consolidated results may not be comparable to, or indicative of, future performance. The Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the historical financial statements and notes thereto included elsewhere in this Prospectus.

                          GLOBAL VACATION GROUP, INC.
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                               DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                                                                    HISTORICAL
                                    HISTORICAL   RECAPITALIZATION   RECAPITALIZED   ------------------------------------------
                                     COMPANY      ADJUSTMENTS(A)       COMPANY      HADDON   CLASSIC     MTI     GLOBETROTTERS
                                    ----------   ----------------   -------------   ------   -------   -------   -------------
Current assets:
  Cash, cash equivalents and
    marketable securities........    $ 7,909         $    134         $  8,043      $3,215   $12,637   $ 1,857      $  530
  Trade and other receivables,
    net of allowance.............     10,740               --           10,740        335      1,747     1,625       3,569
  Prepaid expenses and other
    current assets...............        290               --              290        646      3,780     2,435       1,510
                                     -------         --------         --------      ------   -------   -------      ------
    Total current assets.........     18,939              134           19,073      4,196     18,164     5,917       5,609
Investments, net of current
  portion........................         --               --               --         38     25,600     9,608          --
Property and equipment, net......        386               --              386        304      3,173     1,600         200
Intangibles......................         --            1,130            1,130         --         --        --          --
Other assets.....................         50               --               50         --        883       102         927
                                     -------         --------         --------      ------   -------   -------      ------
      Total assets...............    $19,375         $  1,264         $ 20,639      $4,538   $47,820   $17,227      $6,736
                                     =======         ========         ========      ======   =======   =======      ======
Current liabilities:
  Accounts payable and accrued
    expenses.....................    $17,476         $     --         $ 17,476      $2,196   $16,138   $ 9,273      $3,083
  Customer deposits..............      1,541               --            1,541      2,230     19,501    11,452       3,934
  Note payable...................         --            4,000            4,000         --         --        --          --
                                     -------         --------         --------      ------   -------   -------      ------
    Total current liabilities....     19,017            4,000           23,017      4,426     35,639    20,725       7,017
Long-term debt, net of current
  portion........................         --           13,000           13,000         --     11,676        --          --
                                     -------         --------         --------      ------   -------   -------      ------
      Total liabilities..........     19,017           17,000           36,017      4,426     47,315    20,725       7,017
Class A Convertible Preferred
  Stock..........................         --           25,762           25,762         --         --        --          --
Shareholders' equity:
  Common stock and additional
    paid-in capital..............         20              (17)               3         --      1,705        --           1
  Retained earnings (deficit)....        338          (41,481)         (41,143)       112     (1,200)   (3,498)       (282)
                                     -------         --------         --------      ------   -------   -------      ------
    Total shareholders' equity
      (deficit)..................        358          (41,498)         (41,140)       112        505    (3,498)       (281)
                                     -------         --------         --------      ------   -------   -------      ------
      Total liabilities and
        shareholders' equity.....    $19,375         $  1,264         $ 20,639      $4,538   $47,820   $17,227      $6,736
                                     =======         ========         ========      ======   =======   =======      ======


                                    PRO FORMA                      OFFERING       PRO FORMA
                                   ADJUSTMENTS      PRO FORMA   ADJUSTMENTS(B)   AS ADJUSTED
                                   -----------      ---------   --------------   -----------
Current assets:
  Cash, cash equivalents and
    marketable securities........   $  9,144(C)     $ 35,426       $     --       $ 35,426
  Trade and other receivables,
    net of allowance.............      3,535(D)       21,551             --         21,551
  Prepaid expenses and other
    current assets...............         --           8,661             --          8,661
                                    --------        --------       --------       --------
    Total current assets.........     12,679          65,638             --         65,638
Investments, net of current
  portion........................    (25,600)(C)       9,646             --          9,646
Property and equipment, net......       (922)(E)       4,741             --          4,741
Intangibles......................     66,194(F)       67,324             --         67,324
Other assets.....................         --           1,962             --          1,962
                                    --------        --------       --------       --------
      Total assets...............   $ 52,351        $149,311       $     --       $149,311
                                    ========        ========       ========       ========
Current liabilities:
  Accounts payable and accrued
    expenses.....................   $  1,815(G)     $ 49,981       $     --       $ 49,981
  Customer deposits..............         --          38,658             --         38,658
  Note payable...................         --           4,000         (4,000)            --
                                    --------        --------       --------       --------
    Total current liabilities....      1,815          92,639         (4,000)        88,639
Long-term debt, net of current
  portion........................     16,824(H)       41,500        (29,150)        12,350
                                    --------        --------       --------       --------
      Total liabilities..........     18,639         134,139        (33,150)       100,989
Class A Convertible Preferred
  Stock..........................     27,020(I)       52,782        (52,782)            --
Shareholders' equity:
  Common stock and additional
    paid-in capital..............      1,824(I)        3,533         85,932         89,465
  Retained earnings (deficit)....      4,868(I)      (41,143)            --        (41,143)
                                    --------        --------       --------       --------
    Total shareholders' equity
      (deficit)..................      6,692         (37,610)        85,932         48,322
                                    --------        --------       --------       --------
      Total liabilities and
        shareholders' equity.....   $ 52,351        $149,311       $     --       $149,311
                                    ========        ========       ========       ========

    The accompanying notes are an integral part of these Unaudited Pro Forma
                    Condensed Combined Financial Statements.

                          GLOBAL VACATION GROUP, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                 HISTORICAL
                            ----------------------------------------------------    PRO FORMA                    OFFERING
                            COMPANY   HADDON   CLASSIC     MTI     GLOBETROTTERS   ADJUSTMENTS      PRO FORMA   ADJUSTMENTS
                            -------   ------   -------   -------   -------------   -----------      ---------   -----------
Net revenues..............  $24,255   $6,767   $42,870   $29,194      $13,982        $(2,217)(J)    $114,851      $   --
Operating expenses........  17,852    4,935     38,154    25,782       13,200         (8,565)(K)      91,358          --
                            -------   ------   -------   -------      -------        -------        --------      ------
    Gross profit..........   6,403    1,832      4,716     3,412          782          6,348          23,493          --
                            -------   ------   -------   -------      -------        -------        --------      ------
General and administrative
  expenses................   7,797    1,953      4,449     1,643          860         (6,446)(L)      10,256          --
Depreciation and
  amortization............     182       95      1,020       528          250           (481)(M)       1,594          --
Goodwill amortization.....      --       --         --        --           --          1,892(N)        1,892          --
Settlement agreement legal
  expense.................      --       --      1,184        --           --         (1,184)(O)          --          --
                            -------   ------   -------   -------      -------        -------        --------      ------
    Income (loss) from
      operations..........  (1,576)    (216)    (1,937)    1,241         (328)        12,567           9,751          --
                            -------   ------   -------   -------      -------        -------        --------      ------
Other income (expense):
  Interest income.........     556      351      3,225     1,086          211         (1,105)(P)       4,324          --
  Interest expense........      --       --       (440)       --          (60)        (2,838)(Q)      (3,338)      2,377(R)
  Other, net..............      41      (47)       137        --          207             --             338          --
                            -------   ------   -------   -------      -------        -------        --------      ------
    Total other income
      (expense)...........     597      304      2,922     1,086          358         (3,943)          1,324       2,377
                            -------   ------   -------   -------      -------        -------        --------      ------
Income (loss) before
  provision for income
    taxes.................    (979)      88        985     2,327           30          8,624          11,075       2,377
Provision for income
  taxes...................    (124)      --        (50)       --          (14)        (4,021)(S)      (4,209)       (903)(S)
                            -------   ------   -------   -------      -------        -------        --------      ------
    Net income (loss).....  $(1,103)  $  88    $   935   $ 2,327      $    16        $ 4,603        $  6,866      $1,474
                            =======   ======   =======   =======      =======        =======        ========      ======
Pro forma net income
  (loss) per common share:
  Basic...................                                                                          $
  Diluted.................
Pro forma weighted average
  common shares
  outstanding:
  Basic...................                                                                                              (T)
  Diluted.................


                             PRO FORMA
                            AS ADJUSTED
                            -----------
Net revenues..............   $114,851
Operating expenses........     91,358
                             --------
    Gross profit..........     23,493
                             --------
General and administrative
  expenses................     10,256
Depreciation and
  amortization............      1,594
Goodwill amortization.....      1,892
Settlement agreement legal
  expense.................         --
                             --------
    Income (loss) from
      operations..........      9,751
                             --------
Other income (expense):
  Interest income.........      4,324
  Interest expense........       (961)
  Other, net..............        338
                             --------
    Total other income
      (expense)...........      3,701
                             --------
Income (loss) before
  provision for income
    taxes.................     13,452
Provision for income
  taxes...................     (5,112)
                             --------
    Net income (loss).....   $  8,340
                             ========
Pro forma net income
  (loss) per common share:
  Basic...................   $
  Diluted.................
Pro forma weighted average
  common shares
  outstanding:
  Basic...................
  Diluted.................

              The accompanying notes are an integral part of these Unaudited Pro Forma Condensed Combined Financial Statements.

                          GLOBAL VACATION GROUP, INC.

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                              FINANCIAL STATEMENTS

(A) Reflects the Recapitalization, including (i) the redemption and retirement of capital stock for $14.7 million, of which $10.7 million was paid in cash and $4.0 million took the form of a 120-day promissory note, (ii) the conversion of the capital stock into shares of Common Stock and Convertible Preferred Stock (with an aggregate liquidation value of $25.8 million plus any accrued and unpaid dividends thereon (none at December 31, 1997)) with redemption rights and (iii) borrowings of $13.0 million under the Credit Facility to finance the cash portion of the stock redemption, debt financing costs of approximately $1.1 million, other transaction costs of $990,000 and $134,000 of working capital. The redemption price ($14.7 million), the stated liquidation value ($25.8 million) and the transaction costs ($990,000) have been charged to shareholders' equity. The transaction costs have not been included in the Unaudited Pro Forma Condensed Combined Statement of Operations as they are non-recurring costs incurred in connection with the Recapitalization.

(B) Gives effect to (i) the estimated net proceeds of $48.2 million from the sale by the Company of the shares offered hereby, (ii) the use of $15.0 million of the net proceeds of such sale to effect the Redemption and $33.2 million of net proceeds to repay certain indebtedness and (iii) the Conversion.

(C) Reflects the sale of certain marketable securities with a carrying value of $25.6 million at December 31, 1997 and the transfer of related debt obligations of $11.7 million at December 31, 1997 acquired in the Classic acquisition to certain shareholders of Classic immediately subsequent to the acquisition. The net proceeds to the Company from this sale consisted of cash of $7.9 million, which was reinvested in short-term securities, and $5.5 million due under a note receivable. The note receivable bears interest at a rate of 9% and is due in April 2000. The pro forma adjustment to cash, cash equivalents and marketable securities reflects the net proceeds of $7.9 million described above plus additional borrowings of $3.2 million under the Credit Facility for working capital purposes, less the use of $1.3 million of cash on hand in connection with the Globetrotters acquisition and $600,000 in connection with the Haddon acquisition.

(D)  Reflects the $5.5 million due pursuant to a note receivable discussed in
     (C) above, net of $2.0 million in receivables due from parties related to the prior owners of Globetrotters which were forgiven immediately prior to the acquisition of Globetrotters.

(E) Reflects acquired property and equipment at its estimated fair value after giving consideration to plans to dispose property and equipment in the next year.

(F) Reflects the estimated intangibles, substantially all of which will be allocated to goodwill, resulting from the Acquisitions, as follows (in thousands):

Haddon....................................................    $ 9,120
Classic...................................................     19,499
MTI.......................................................     30,718
Globetrotters.............................................      6,857
                                                              -------
          Total...........................................    $66,194
                                                              =======

(G) Reflects $1.8 million of Facilities Accruals consisting of accrued costs for closing redundant acquired facilities ($739,000), planned severance payments to employees upon closing such facilities ($776,000) and other reorganization costs ($300,000).

                          GLOBAL VACATION GROUP, INC.

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)

(H) Reflects additional borrowings under the Credit Facility to finance the Acquisitions and working capital, net of the transfer of the Classic debt obligations discussed in (C), as follows (in thousands):

Haddon....................................................  $  2,400
Classic...................................................    13,100
MTI.......................................................    11,100
Globetrotters.............................................     1,900
                                                            --------
                                                              28,500
Classic transfer (see (C) above)..........................   (11,676)
                                                            --------
                                                            $ 16,824
                                                            ========

(I) Reflects the issuance of Convertible Preferred Stock valued at $27.0 million and Common Stock valued at $3.5 million to finance the Acquisitions and the elimination of historical equity amounts for the Acquired Businesses.

(J) The historical results of operations for MTI include the results of operations for certain travel products and services which were discontinued in 1997. The results of operations for these product lines and services were as follows and have been eliminated in the accompanying unaudited pro forma condensed combined statement of operations (in thousands):

       Net revenues................................................  $ 2,217
       Operating expenses..........................................    3,147
       General and administrative expenses.........................      293
       Depreciation and amortization...............................      144
       Interest income.............................................       82
       Interest expense............................................       --
       Other income................................................       --
                                                                     -------
            Net loss...............................................  $(1,285)
                                                                     =======

(K) Reflects a reduction in operating expenses of $3.1 million associated with discontinued product lines as discussed in (J). In addition, reflects the Facilities Savings of $5.2 million as well as a reduction of $192,000 of excess rental payments made to prior owners. Also reflects specifically identified and quantified cost savings of $416,000, offset by $400,000 in incremental computer costs required to operate certain reservation systems at the contracted rate.

(L) Reflects a reduction in general and administrative expenses of $293,000 associated with discontinued product lines as noted in (J). In addition, reflects the Compensation Savings of $6.2 million.

(M) Reflects a reduction in depreciation and amortization of $144,000 associated with discontinued product lines as discussed in (J). In addition, reflects the reduction of historical depreciation and amortization of $337,000 on equipment discussed in (E).

(N)  Reflects the amortization of goodwill assuming a 35-year estimated life.

(O)  Eliminates settlement agreement legal fees relating to Classic.

(P) Reflects a reduction in interest income of $82,000 associated with discontinued product lines as noted in (J). In addition, reflects the incremental reduction of interest income of $1.0 million related to the sale of marketable securities as discussed in (C).

                          GLOBAL VACATION GROUP, INC.

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)

(Q) Reflects the incremental interest expense of $3.1 million assuming the amounts outstanding under the Credit Facility and the note payable were drawn on January 1, 1997 at an interest rate of 7.4%, offset by the reduction in interest expense of $440,000 for the transfer of Classic debt obligations as discussed in (C). Adjustment also includes approximately $180,000 in amortization of deferred financing costs under the Credit Facility.

(R) Reflects the incremental reduction in interest expense related to the repayment of outstanding debt with a portion of the proceeds from this offering.

(S) Reflects the incremental provision for federal and state income taxes relating to the historical income tax provisions for the Acquired Businesses and the termination of the Company's status as an S Corporation.

(T) Includes the effect of Common Stock issued as consideration for and to finance the purchase of the Acquired Businesses and in this offering, as if each had occurred as of the beginning of the period.

                            SELECTED FINANCIAL DATA

     The selected financial data as of December 31, 1996 and 1997 and for the years ended December 31, 1995, 1996 and 1997 were derived from the financial statements of the Company audited by Arthur Andersen LLP included elsewhere in this Prospectus. The selected financial data as of December 31, 1993, 1994 and 1995 and for the years ended December 31, 1993 and 1994 were derived from unaudited financial statements of the Company not included in this Prospectus which, in the opinion of management, have been prepared in a manner consistent with the audited financial statements. The selected pro forma as adjusted statement of operations data give effect to the Pro Forma Adjustments and the
sale by the Company of the           shares offered hereby and the use of the
net proceeds therefrom to repay certain indebtedness and to effect the Redemption, as described under "Use of Proceeds," as if all such events had occurred as of January 1, 1997. The selected pro forma as adjusted balance sheet data give effect to each of the above as if it had occurred on December 31, 1997. The selected pro forma as adjusted financial data are not necessarily indicative of the results of operations and financial position of the Company had such transactions occurred on the dates specified and are not necessarily indicative of the results of operations for any future period. The information in this table should be read in conjunction with "Unaudited Pro Forma Condensed Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and accompanying notes thereto included elsewhere in this Prospectus.

                                                                YEARS ENDED DECEMBER 31,
                                              -------------------------------------------------------------
                                                                                                 PRO FORMA
                                                                                                AS ADJUSTED
                                               1993      1994      1995      1996      1997        1997
                                              -------   -------   -------   -------   -------   -----------
                                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues................................  $16,683   $13,098   $18,464   $22,259   $24,255    $114,851
Operating expenses..........................   10,622     8,414    13,316    16,025    17,852      91,358
                                              -------   -------   -------   -------   -------    --------
    Gross profit............................    6,061     4,684     5,148     6,234     6,403      23,493
                                              -------   -------   -------   -------   -------    --------
General and administrative expenses(1)......    3,289     4,758     5,702     6,905     7,797      10,256
Depreciation and amortization...............      160       166       131       154       182       1,594
Goodwill amortization.......................       --        --        --        --        --       1,892
                                              -------   -------   -------   -------   -------    --------
    Income (loss) from operations...........    2,612      (240)     (685)     (825)   (1,576)      9,751
                                              -------   -------   -------   -------   -------    --------
Other income (expense):
    Interest income.........................      305       445       521       581       556       4,324
    Interest expense........................       --        --        --        --        --        (961)
    Other income (expense)..................     (129)       --        67        (4)       41         338
                                              -------   -------   -------   -------   -------    --------
         Total other income (expense).......      176       445       588       577       597       3,701
                                              -------   -------   -------   -------   -------    --------
Income (loss) before provision for income
  taxes.....................................    2,788       205       (97)     (248)     (979)     13,452
Provision for income taxes..................     (137)      (87)     (106)     (122)     (124)     (5,112)
                                              -------   -------   -------   -------   -------    --------
    Net income (loss).......................  $ 2,651   $   118   $  (203)  $  (370)  $(1,103)   $  8,340
                                              =======   =======   =======   =======   =======    ========
Pro forma net income (loss)
  per common share:
    Basic...................................
    Diluted.................................
Pro forma weighted average common
  shares outstanding:
    Basic...................................
    Diluted.................................

                                                                      DECEMBER 31,
                                              -------------------------------------------------------------
                                                                                                 PRO FORMA
                                                                                                AS ADJUSTED
                                               1993      1994      1995      1996      1997        1997
                                              -------   -------   -------   -------   -------   -----------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable
  securities, including non-current
  portion...................................  $ 6,782   $ 6,571   $ 7,896   $ 8,256   $ 7,909    $ 45,072
Working capital (deficit)...................    5,190     3,563     2,710     1,256       (78)    (23,001)
Total assets................................   13,310    13,819    17,713    19,677    19,375     149,311
Long-term debt..............................       --        --        --        --        --      12,350
Shareholders' equity........................    5,788     4,118     3,151     1,673       358      48,322

---------------

(1) General and administrative expenses for 1993, 1994, 1995, 1996 and 1997 include salary and bonuses to the prior owners and certain key employees of the Company of $2.4 million, $3.1 million, $3.8 million, $4.8 million and $5.8 million, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and related notes thereto and "Selected Financial Data" and "Unaudited Pro Forma Condensed Combined Financial Statements" included elsewhere in this Prospectus.

OVERVIEW

     The Company is one of the largest U.S. providers of value-added vacation products and services targeted to higher-income travelers. The Company's revenue is derived primarily from the sale of travel-related products and services, including airline tickets, hotel accommodations, auto rentals and other related products and services. The Company assembles air, hotel, rental car and other travel components in bulk and provides complete vacations to travelers through retail travel distributors, such as travel agents, and other distribution channels, including the Internet and affinity groups.

     The Company was formed in 1959 under the name Allied Bus Corp. and, prior to the Recapitalization and the Acquisitions, had grown to become one of the largest providers of vacations for in-bound travelers to North America. In March 1998, the Company effected the Recapitalization and changed its name to Global Vacation Group, Inc. Following the Recapitalization, the Company completed the Acquisitions, through which it became a leading provider of vacations to Hawaii as well as a provider of vacations to Florida (including Disney World) and to the Caribbean, Mexico, Europe and other U.S. destinations.

     Net revenues include commissions and markups on travel products and services, volume bonuses received from travel suppliers, cancellation fees and other ancillary fees such as travel insurance premiums and are recognized upon the commencement of travel. For 1997, the Company recognized $24.3 million in net revenues derived from a total dollar value of travel products and services of $125.9 million. On a pro forma basis for 1997, the Company had net revenues of $114.9 million, derived from a total dollar value of travel products and services of $507.0 million.

     Operating expenses include travel agent commissions, salaries, telecommunications, advertising and other costs associated with the selling and processing of travel reservations, products and services. Commission payments to travel agents are typically based on a percentage of the price paid for the travel product or service, but in certain circumstances are fixed dollar amounts. Reservations agents are compensated either on an hourly basis, a commission basis or a combination of the two. The Company's telephone costs primarily relate to the cost of incoming calls on toll-free numbers. General and administrative expenses consist primarily of compensation and benefits to administrative and other non-sales personnel, fees for professional services, depreciation of equipment and other general office expenses.

     The Company and each of the Acquired Businesses historically were operated as independent, privately owned entities and had elected to be taxed under the provisions of Subchapter S of the Code, which influenced the historical level of owners' compensation. The owners and key employees of the Company and the Acquired Businesses have agreed to certain reductions in their salary, bonuses and benefits in connection with the Acquisitions in the amount of $7.8 million. On a pro forma basis for 1997, the compensation differential, net of compensation expense associated with the new management team, was $6.2 million and has been reflected as a pro forma adjustment in the Unaudited Pro Forma Condensed Combined Statement of Operations. The Unaudited Pro Forma Condensed Combined Statement of Operations includes a provision for income taxes as if the Company were taxed as a C Corporation.

     The Company's objective is to realize certain savings from the combination of the Acquired Businesses as a result of consolidating certain operating expenses such as telecommunications, advertising and promotional programs and from consolidating or outsourcing certain administrative functions, including technology and software development, insurance, employee benefits and other administrative expenses. In connection with the Recapitalization and the Acquisitions, the Company is restructuring certain operations of the Acquired Businesses. The Company has accrued certain costs of restructuring the Acquired Businesses totaling approximately $1.8 million related to closing redundant acquired facilities and making severance payments to terminated employees following the Acquisitions. The expenses associated with these redundant acquired facilities were approximately $5.5 million in 1997 and have been eliminated in the Unaudited Pro Forma Condensed Combined Statement of Operations.

     In addition to eliminating redundant acquired facilities, the Company's objective is to realize certain additional savings from the combination of the Acquired Businesses through consolidating certain operating expenses such as telecommunications, advertising and promotional programs and certain administrative functions, including technology and software development, insurance and employee benefits. These anticipated savings cannot be quantified and accordingly have not been included in the pro forma financial information of the Company. It is anticipated that these savings will be partially offset by the costs of being a publicly held company and the incremental increase in costs related to the Company's new management structure.

     The Company derives a significant portion of its pre-tax income from interest earned on funds related to customer deposits and prepayments for vacation products. Generally, the Company requires a deposit within one week of making a travel reservation. Reservations are typically made two to three months prior to departure. Additionally, for packaged tours, the Company generally requires that the entire cost of the vacation be paid in full 45 to 60 days before departure, unless reservations are made closer to departure. While terms vary, the Company generally pays for the vacation components after the customer's departure. In the period between receipt of a deposit or prepayment and the payment of related expenses, these funds are invested in cash and investment-grade securities. This cycle is typical in the packaged tour industry and earnings generated on deposits and prepayments are integral to the Company's operating model and pricing strategies.

PRO FORMA RESULTS OF OPERATIONS

     Management believes that period-to-period comparisons of the Company's historical financial results are not necessarily meaningful and should not be relied upon as an indication of future performance given the pro forma impact of the Acquired Businesses on the Company's financial results.

     The following table summarizes the Company's historical and pro forma as adjusted results of operations as a percentage of net revenues for 1997. The pro forma as adjusted results of operations give effect to the Pro Forma Adjustments and the sale of shares by the Company in this offering and the application of the net proceeds therefrom to repay indebtedness and effect the Redemption, as if such events had occurred as of January 1, 1997.

                                                                     YEAR ENDED
                                                                 DECEMBER 31, 1997
                                                              ------------------------
                                                                            PRO FORMA
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
Net revenues................................................    100.0%        100.0%
Operating expenses..........................................     73.6          79.5
                                                                -----         -----
     Gross profit...........................................     26.4          20.5
                                                                -----         -----
General and administrative expenses.........................     32.1           8.9
Depreciation and amortization...............................      0.8           1.4
Amortization of goodwill....................................       --           1.6
                                                                -----         -----
     Income (loss) from operations..........................     (6.5)          8.6
                                                                -----         -----
Interest income.............................................      2.3           3.8
Interest expense............................................       --          (0.8)
Other income (expense)......................................      0.2           0.3
                                                                -----         -----
Income (loss) before provisions for income taxes............     (4.0)         11.9
Provision for income taxes..................................     (0.5)         (4.5)
                                                                -----         -----
     Net income (loss)......................................     (4.5)%         7.4%
                                                                =====         =====

     Pro forma net revenues for 1997 were $114.9 million, which reflects the combined net revenues of the Company and the Acquired Businesses for that period, less $2.2 million of historical net revenues for product lines discontinued by MTI prior to its acquisition.

     Pro forma operating expenses for 1997 were $91.4 million, or 79.5% of pro forma net revenues. The pro forma operating expenses for 1997 reflect a reduction of $5.2 million for estimated savings from closing redundant facilities. Pro forma operating expenses for the Acquired Businesses represent a relatively higher percentage of net revenues as compared to historical results for the Company. This is due principally to the different distribution channels and associated costs utilized by the Company and the Acquired Businesses. The Acquired Businesses rely primarily on travel agent distribution networks that result in a commission cost reflected in increased operating expenses. Unlike the Acquired Businesses, the Company distributes its products primarily to other wholesalers on a net basis.

     Pro forma general and administrative expenses for 1997 were $10.3 million or 8.9% of pro forma net revenues. As a percentage of net revenues, pro forma general and administrative expenses were substantially lower than the Company's historical general and administrative expenses due to the pro forma elimination of $6.4 million representing the difference between contracted reductions in compensation to previous owners and management and contracted compensation for the Company's new management team, as well as the identified and quantified cost reductions from combining operations.

     Pro forma depreciation and amortization (other than goodwill amortization) for 1997 was $1.6 million, or 1.4% of pro forma net revenues. In addition, 1997 pro forma amortization of goodwill was $1.9 million, or 1.6% of pro forma net revenues.

     Pro forma as adjusted interest income for 1997 was $4.3 million, or 3.8% of pro forma net revenues. The increase as a percentage of net revenue from historical to pro forma is a result of the Acquired Businesses obtaining larger amounts of customer deposits and advance payments than did the Company.

     Pro forma as adjusted interest expense for 1997 was $961,000 as a result of borrowings under the Credit Facility to fund the Acquisitions.

     The pro forma as adjusted provision for income taxes for 1997 would have been $5.1 million at an assumed tax rate of 38.0%, reflecting a termination of the Company's S Corporation status.

     Pro forma as adjusted net income for 1997 was $8.3 million or 7.4% of pro forma net revenue.

HISTORICAL RESULTS OF OPERATIONS

     The following table sets forth certain operating data for the Company as a percentage of net revenues.

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                              1995        1996        1997
                                                              -----       -----       -----
Net revenues................................................  100.0%      100.0%      100.0%
Operating expenses..........................................   72.1        72.0        73.6
                                                              -----       -----       -----
     Gross profit...........................................   27.9        28.0        26.4
General and administrative expenses.........................   30.9        31.0        32.1
Depreciation and amortization...............................    0.7         0.7         0.8
                                                              -----       -----       -----
     Loss from operations...................................   (3.7)       (3.7)       (6.5)
                                                              -----       -----       -----
Interest income.............................................    2.8         2.6         2.3
Other.......................................................    0.4        (0.0)        0.2
                                                              -----       -----       -----
Loss before provision for taxes.............................   (0.5)       (1.1)       (4.0)
Provision for income taxes..................................   (0.6)       (0.5)       (0.5)
                                                              -----       -----       -----
  Net loss..................................................   (1.1)%      (1.6)%      (4.5)%
                                                              =====       =====       =====

     Net Revenues. Net revenues increased from $18.5 million in 1995 to $22.3 million in 1996 and to $24.3 million in 1997, representing increases of 20.6% and 9.0%, respectively. The growth in net revenues was primarily generated by increased travel volume.

     Operating expenses. Operating expenses increased from $13.3 million in 1995 to $16.0 million in 1996 and to $17.9 million in 1997, representing increases of 20.3% and 11.4%, respectively. As a percentage of net revenues, operating expenses decreased from 72.1% in 1995 to 72.0% in 1996, and increased to 73.6% in 1997. The increase in operating expenses as a percentage of net revenues in 1997 over 1996 and 1995 was due primarily to increases in salaries.

     General and administrative expenses. General and administrative expenses increased from $5.7 million in 1995 to $6.9 million in 1996 and to $7.8 million in 1997, representing increases of 21.1% and 12.9%, respectively. General and administrative expenses included salary and bonuses paid to shareholders which totaled $3.8 million in 1995, $4.8 million in 1996 and $5.8 million in 1997. Excluding compensation and bonuses paid to shareholders, general and administrative expenses would have been $1.9 million in 1995, $2.1 million in 1996 and $2.0 million in 1997.

     Net loss. Changes in the net loss between years was largely affected by the factors discussed above, because depreciation and amortization expense and interest income were relatively unchanged. The increase in the net loss in 1997 as compared to 1996 was attributable largely to the $1.0 million increase in compensation and bonuses to shareholders in 1997 without a corresponding increase in gross profits over 1996.

SEASONALITY

     Based on the inherently seasonal nature of leisure travel, the Company's net revenues generally are highest in the second and third quarters of the year, while its expenses generally are highest in the fourth and first quarters. See "Risk Factors -- Quarterly Fluctuations; Seasonality."

LIQUIDITY AND CAPITAL RESOURCES

     The Company receives advance payments and deposits prior to commencement of travel. The Company's pricing of its products and services is determined, in part, based upon the amount and timing of advance payments received. The Company is subject, in some jurisdictions, to regulation with respect to the management of its cash and investments related to customer deposits. Although each of the Acquired Businesses has operated with different investment strategies, the Company will manage cash and investments on a centralized basis. The Company's investment policy and the Credit Facility restrict investments to investment-grade securities.

     In March 1998, the Company entered into the Credit Facility with a commercial bank. Under the Credit Facility, the Company may borrow up to $65 million. Of this amount, up to $10 million may be in the form of revolving loans, including letters of credit of up to $5 million, and the remaining $55 million may be in the form of term loans which may not be reborrowed once repaid. The Company's obligations under the Credit Facility are secured by substantially all of the Company's assets and the Company is subject to certain restrictive covenants.

     The Company has borrowed funds under the Credit Facility to complete the Recapitalization and the Acquisitions and has drawn letters of credit under the Credit Facility to post with certain of its suppliers. See "The Recapitalization" and "The Acquired Businesses." As of May 6, 1998, the Company had outstanding under the Credit Facility (i) term loans in the aggregate amount of $41.5 million at a weighted average interest rate of 7.4%, (ii) no revolving loans and (iii) letters of credit in the aggregate amount of $522,000 with commitment fees of 1.75%. The Company expects to repay $33.2 million of the then outstanding term loans using a portion of the proceeds of this offering and the Company will have $23.0 million in credit available under the Credit Facility following this offering. See "Use of Proceeds."

     Net cash used in operating activities was $2.2 million in 1997 as compared to $1.7 million in cash provided by operating activities in 1996. This change reflects an increase in bonuses paid to shareholders of $1.0 million during 1997 and a decrease in accounts payable in 1997 as compared to the increase in 1996 over

1995 payables. The net cash used in 1997 operating activities was provided by net borrowings from shareholders of $2.2 million in 1997 as reflected in cash provided by financing activities.

     The Company made capital expenditures of $170,000 in 1997 and the Acquired Businesses made combined capital expenditures of $1.7 million in 1997. Although the Company has not yet established its capital needs for upgrades to its reservation and information systems and software, it may make significant capital expenditures over the next several years to upgrade and integrate its systems and software.

     The Company intends to pursue attractive acquisition opportunities. The timing, size or success of any acquisition effort and the associated potential capital commitments cannot be predicted. The Company expects to fund future acquisitions primarily through a combination of issuance of equity or debt, cash flow from operations and borrowings under the Credit Facility.

     The Company anticipates its cash flow from operations combined with available borrowings under the Credit Facility will provide cash sufficient to meet the Company's capital needs for at least the next 12 months.

INFORMATION TECHNOLOGY; YEAR 2000

     The Company's business is dependent upon a number of different information and telecommunications technologies to access information and manage reservation systems, including handling a high volume of telephone calls on a daily basis. Currently, the Company and each of the Acquired Businesses operate on separate computer and telephone systems, several of which use different technologies. Although the Company has developed a plan to integrate the systems of the Acquired Businesses, there can be no assurance that the contemplated integration of these systems will be successful, will be completed without disruption to the Company's business or will result in the intended cost efficiencies. The Company also is dependent upon certain third party vendors, including central reservation system operators such as SABRE, Galileo and WORLDSPAN, for access to certain information. To address the need to adopt a single, integrated information technology system across all of the Acquired Businesses and to address Year 2000 issues, the Company currently is negotiating an outsourcing agreement with Trase-Miller Solutions whereby the Company will have the right to use Trase-Miller Solutions's proprietary software, hardware and service bureau processing systems. The Company expects to negotiate certain safeguards into its relationship with Trase-Miller Solutions, including performance measurements and monitoring (i.e. Year 2000 compliance), emergency back-up procedures and systems and appropriate remedies for system failures. Prior to the full implementation of the Trase-Miller Solutions system, the Company will continue to operate the separate information technology systems currently in place at each of the Acquired Businesses. Following the implementation of the Trase-Miller Solutions system, the Company intends to migrate each of these systems to the Trase-Miller Solutions system over time, with the final migration currently expected to be completed in 1999. See "Risk Factors -- Dependence Upon Technology; Year 2000 Problem."

                                    BUSINESS

GENERAL

     The Company is one of the largest U.S. providers of value-added vacation products and services targeted to higher-income travelers. The Company assembles air, hotel, rental car and other travel components in bulk and provides complete vacations to travelers through retail travel distributors, such as travel agents, and other distribution channels, including the Internet and affinity groups. The Company provides flexible independent travel programs for individuals as well as escorted tours and group packages. On a pro forma basis for 1997, the Company had net revenues of $114.9 million, derived from a total dollar value of travel products and services of $507.0 million. A substantial majority of the Company's 1997 pro forma net revenues were derived from sales through retail travel agents and other travel intermediaries.

     The Company intends to achieve the leading market position in selected high-volume, high-margin travel destinations and will focus initially on the following markets: (i) Hawaii; (ii) in-bound North American vacations for non-U.S. travelers; (iii) Florida, the Caribbean and Mexico; (iv) other U.S. destinations such as California and New York; and (v) out-bound travel by U.S. travelers to Europe. The Company focuses its marketing efforts on travelers who typically spend more than $750 per person for a vacation. The Company also provides certain services to travel suppliers, including outsourced vacation packaging and affinity group marketing and awards program fulfillment.

     The Company intends to market its products and services under two specific proprietary brands: one for up-scale, customized vacations and another for popular-priced vacation packages. The Company believes providing expertise and competitive pricing in multiple destinations through two separate brands will distinguish its products and services and will provide the Company with a significant competitive advantage. In addition to serving multiple destinations, the Company also has achieved a diverse domestic and international customer base. The Company believes it will be able to use its international scope to create cross-selling opportunities and expand its relationships with suppliers of quality travel products and services (primarily airlines, hotel companies and rental car companies).

     In addition, the Company believes the shift to on-line systems (such as the airline Computerized Reservations Systems and the Internet) will enable it to realize savings in operating expenses. The Company further believes its value-added approach and expertise will allow it to compete effectively with travel suppliers on the Internet by (i) generally providing better prices and inventory availability from travel suppliers than can be obtained by an individual travel agency or traveler, (ii) enhancing and simplifying access to travel information across multiple destinations and (iii) assembling vacation travel components into convenient packages for ease of planning and booking.

     The Company's executive management team, Messrs. Ballou, Lewis and Berman, has over 60 years of management experience in the travel industry with leading companies such as American Express Travel, Alamo, Certified Vacations and Holiday Inn. Their experience includes management responsibility for the acquisition and integration of businesses with a combined purchase price of over $500 million.

     Since March 1998, the Company has completed four acquisitions. The Company intends to continue to grow through acquisitions by capitalizing upon the significant consolidation opportunities available in the fragmented packaged vacation industry. The Company will seek to make acquisitions that complement its established strengths and are likely to enhance its presence in specific travel destinations or allow the Company to establish a leading presence in a new market. The Company believes it will be regarded as an attractive acquiror by the owners of existing travel businesses.

INDUSTRY OVERVIEW

     Tourism is one of the world's largest industries. The Company participates in two segments of the tourism industry: (i) in-bound vacation travel to North American destinations by foreign travelers and (ii) vacation travel by U.S. travelers. According to the Travel Industry Association of America (the "TIA") and the U.S. Department of Commerce, Americans spent a total of $380 billion on domestic travel in 1996, of which management believes $265 billion was for personal or vacation travel. In addition, in 1996 Americans spent a total of $25.9 billion on European travel, of which management believes $18 billion involved personal or vacation travel. According to a survey by the European Travel Commission, there were 9.9 million U.S. tourists visiting Europe in 1997, an 11.7% increase from 1996. In addition, TIA, in conjunction with the International Trade Administration, estimates the total number of visits by international travelers to the United States grew 78% between 1986 and 1996, resulting in 46.5 million visitors in 1996 who spent $90.5 billion on travel. According to TIA, 4.9 million of those international travelers were on packaged vacations, which management estimates resulted in $9 billion in spending in 1996.

     Travel suppliers use packaged vacation providers such as the Company to sell their capacity more efficiently and support their yield management. At the same time, management believes that purchasing travel products and services from packaged vacation providers can lower costs, simplify booking and result in higher commissions for retail travel agents. As a result of the approximately one-third erosion in stated commissions from airlines for U.S. domestic travel over the past three years, the Company believes travel agents are seeking to establish relationships with packaged vacation providers that will offer better customer service, competitive prices and attractive commission structures. According to the American Society of Travel Agents, 90% of packaged tours in 1996 were sold through retail travel agents.

     The growth of travel sales through the Internet has created another channel for packaged vacation providers to sell products and services to travelers. According to Jupiter Communications, an independent research firm, on-line travel bookings were $274 million in 1996 and $827 million in 1997. Airline tickets accounted for 90% of all on-line travel sales in 1997, but such sales are expected to account for only 73% of such sales by the year 2002 as other travel products and services, including packaged vacations, become more readily available on the Internet.

     The Company believes the U.S. packaged vacation industry is fragmented, with approximately 2,000 packaged vacation providers. The Company believes many of these businesses generally have made only small investments in technology to improve operating efficiency and face significant investment requirements to meet current information technology demands, including Year 2000 compliance issues. Furthermore, most of these companies lack the scale necessary to obtain preferential pricing and capacity from travel suppliers and to establish a nationally recognized brand name.

OPERATING STRATEGY

     The Company's objective is to become the leading provider of value-added vacation products and services targeted to higher-income travelers. To accomplish this objective, the Company pursues an operating strategy that includes the following elements:

     Providing Value-added Vacation Products and Services. The Company focuses on creating vacations that provide added value to higher-income travelers. The Company believes a strategy based on packaging the products and services of a wide range of well-known travel suppliers at competitive prices will result in sales growth from both new customers and repeat buyers. The Company also believes that, because of its size and expertise in certain selected destination markets, it can (i) generally provide better prices and inventory availability than can be obtained by an individual travel agency or traveler, (ii) enhance and simplify access to travel information across multiple destinations and (iii) assemble vacation travel components into convenient packages for ease of planning and booking, all of which result in the creation of value-added packaged vacation products and services. The Company intends to implement comprehensive quality assurance monitoring programs to ensure that the products and services packaged together will meet traveler expectations.

     Establishing National Brand Name Recognition. The Company believes it can leverage its presence in leading origination and destination markets to develop nationally recognized proprietary brand names in the packaged vacation industry. As a result of fragmentation in the packaged vacation industry, the Company believes there are few, if any, companies with national brand name recognition. Over time, the Company intends to market its products and services under two specific proprietary brands: one for up-scale, customized vacations and another for popular-priced vacation packages. The Company believes offering expertise and competitive pricing through common brands across multiple destinations will provide greater confidence to travelers in making their vacation choices and engender consumer loyalty and a pattern of repeat purchases. The Company also will seek opportunities to market its products and services through travel suppliers and other companies that have established private label brand names.

     Leveraging Strength in Selected Travel Destinations. The Company intends to achieve the leading position in several selected high-volume, high-margin vacation destinations. The Company believes it currently has a leading position in the market for vacations to Hawaii and the market for in-bound vacations to the United States and also has a significant presence in the markets for packaged vacations to Florida, the Caribbean and Mexico. By leveraging this current expertise and through future acquisitions, the Company intends to increase its market position and cross-selling opportunities to achieve the leading market presence in other destinations such as Europe. The Company believes having scale and expertise in selected destinations gives it access to pricing and inventory that provides the Company with a significant competitive advantage.

     Pursuing Revenue Enhancing Opportunities. Following the Acquisitions and the resulting increase in the Company's size, the Company believes it enjoys certain revenue enhancing opportunities that were not previously available to it or the Acquired Businesses. Specifically, the Company's revenue enhancing strategies include (i) improving yield management by obtaining greater access to high-margin products and services, (ii) expanding ancillary products and services, such as city tours and travel insurance, (iii) securing preferential pricing and inventory availability through strategic purchasing relationships and (iv) improving cash management, particularly management of traveler deposits and advance payments.

     Improving Operating Efficiencies. The Company seeks to reduce its operating expenses by (i) capitalizing on enhanced purchasing efficiencies resulting from combining operations such as telecommunications systems, credit card agreements and brochure production and distribution, (ii) implementing a more effective utilization program of its physical and other assets, particularly by eliminating redundant facilities, reducing overhead expenses, combining certain other functions such as 24-hour toll-free number services, product development and data processing and centralizing accounting, insurance, financial management, human resources and legal support, (iii) implementing best practices in its management and business systems, particularly through the use of on-line systems that will produce cost savings as travel agents and individual travelers use such systems to purchase the Company's products and services, (iv) enhancing marketing relationships with travel suppliers and other related parties and (v) utilizing outsource providers where appropriate. The Company believes successful implementation of these strategies will enable operational management to devote more time to sales, service and customer satisfaction.

     Implementing Integrated Information Systems. The Company believes integrating information systems will improve its ability to offer travelers value-added vacation products and services and to leverage maintenance and development costs across a broader customer base. In addition, integrated systems will facilitate the use of common operating platforms, and reduce the cost and time requirements of developing external interfaces such as interfaces to global distribution systems (including SABRE, Galileo and WORLDSPAN) and supplier systems (including reservations and inventory control), and accelerate the integration of subsequent acquisitions. The Company currently is negotiating to expand MTI's relationship with Trase-Miller Solutions, a leading supplier of information and technology systems for the packaged vacation industry, encompassing software, hardware and service bureau processing across the Company. Expansion of the MTI Agreement with Trase-Miller Solutions system will enable the Company to migrate to an integrated enterprise system that is flexible and scaleable.

GROWTH STRATEGY

     To complement its operating strategy, the Company has developed a multi-faceted growth strategy designed to promote the Company's goal of becoming the leading provider of value-added vacation products and services targeted to higher-income travelers.

     Generating Internal Growth. The Company intends to expand its presence in existing markets by capitalizing on the breadth of its products and services, its size, its geographic scope and its existing customer base. The Company intends to grow internally by (i) implementing an integrated national marketing program,

(ii) increasing its presence in under-penetrated origination markets and (iii) implementing loyalty programs that stimulate repeat purchases.

     Identifying and Consummating Strategic Acquisitions. The Company believes the packaged vacation industry is fragmented and there are significant opportunities to make selective acquisitions of packaged vacation providers. The Company generally will seek to acquire companies that (i) have desirable destination concentrations, (ii) have demonstrated growth and profitability,
(iii) have an emphasis on customer service, (iv) have an experienced management team and (v) are likely to add some other strategic value to the Company (such as a relationship with a particular travel supplier). The Company believes it will be regarded as an attractive acquiror because of (a) the historical performance of the Company and the Acquired Businesses, as well as the experience and reputation of its management team, (b) its ability to offer liquidity to the owners of acquired companies through the receipt of Common Stock or cash, (c) the Company's leading presence in several high-volume, higher-margin travel destinations, (d) the growth opportunities available through cross-selling within the Company's markets and (e) the ability of management and employees of an acquired company to participate in the Company's growth through potential stock ownership and career advancement opportunities.

     Enhancing Strategic Relationships with Travel Suppliers and Travel
Agents. By enhancing strategic supplier relationships, the Company will strengthen its ability to provide vacation products and services and to offer prices and inventory that generally would not be available to travelers on their own or through travel agents. The Company selectively implements integrated, cooperative marketing programs with certain targeted travel suppliers. In addition, by broadening its range of products and services to include additional destinations, the Company believes it will achieve enhanced loyalty among the travel agent community. The Company intends to expand upon its existing relationships with leading travel agencies through cooperative marketing efforts as well as sales agent training programs, trade shows and performance incentives. The Company will employ a dedicated sales force to maintain and expand these relationships.

     Enhancing Distribution Channels. The Company seeks to capitalize on the opportunities presented by the direct selling of vacation products and services to travelers (disintermediation) and the emergence of alternative distribution channels (e.g., the Internet and affinity groups) while still supporting and leveraging its strong relationships with existing retail travel agents. Through the use of the Internet and as a result of expanded relationships with affinity groups, the Company believes it will penetrate a significant portion of the vacation travel market that currently books directly with travel suppliers. The Company believes its value-added vacation products and services will allow it to compete effectively with travel suppliers by (i) generally providing better prices and inventory availability than can be obtained by an individual travel agency or traveler, (ii) enhancing and simplifying access to travel information across multiple destinations and (iii) assembling vacation travel components into convenient packages for ease of planning and booking.

     Private Label Branding. In recent years, certain travel and non-travel related companies have sought to leverage their brand names by outsourcing the development and operation of vacation programs under such brand names. The Company believes there are significant opportunities to expand its existing private label business and that the Company is particularly well-positioned to obtain additional business as a result of the extensive industry contacts of its management team, the breadth of its destination offerings, its reputation for quality and its financial stability. Additional benefits of the private label business include (i) access to additional customers, (ii) enhanced visibility in the market through association with other well-recognized brands and (iii) reduced advertising and marketing costs through sharing arrangements with other brand name companies.

     Affinity Group Marketing. The Company will seek access to affinity groups such as frequent flier programs and bank card reward or loyalty programs for the direct marketing of its products and services as well as the opportunity to provide its vacation products and services as rewards in these programs. The Company has certain proprietary software and extensive operating experience, which it believes provide a significant competitive advantage in this growing market.

KEY DESTINATION MARKETS

     Hawaii. According to the Hawaii Visitors & Convention Bureau, approximately 4.1 million people traveled to Hawaii from North America and Europe in 1997. Of these travelers, approximately 37%, or 1.5 million, visited Hawaii as part of a packaged vacation, and these packaged vacations had a total estimated cost of approximately $1.6 billion.

     The Company is one of the leading providers of vacations in Hawaii for travelers from the continental United States and has over 15 years of experience in the Hawaii travel market. The Company has relationships with major airlines, such as United, Delta and Hawaiian for travel to Hawaii, and Hawaiian and Aloha for air travel within Hawaii, all of which provide the Company with preferential access to prices that generally are better than published fares and to capacity for air travel to Hawaii, as well as marketing support. In addition, the Company utilizes a staff of over 100 employees on location in Hawaii to provide destination management for its Hawaii packaged vacations products and services. The Company believes its extensive experience and established reputation in this market as well as its airline relationships give it a significant competitive advantage over other providers of vacations to Hawaii. The Company believes the Hawaii travel market will continue to present growth opportunities in the future and to represent a significant portion of its revenues.

     In-bound to North America. According to TIA, in conjunction with the International Trade Administration, the total number of visits by international travelers to the United States grew 78% between 1986 and 1996. According to this same study, in-bound travelers to the United States spent $90.5 billion on travel to and within the United States in 1996, making the United States the most popular tourist destination worldwide. The Company believes that approximately $9 billion in packaged vacations to the United States were sold to in-bound travelers in 1996.

     The Company is among the largest packaged vacation providers for in-bound travelers to North America. The Company's customers for these products and services primarily are international travel distributors who send travelers to North America. The Company believes its broad customer base among European and other international travel distributors and its status as one of a limited number of designated providers of vacations for in-bound travelers to the various Disney properties in Florida and California represents a significant competitive advantage.

     Florida, the Caribbean and Mexico. In 1997, according to the Florida Tourism Industry Marketing Corporation, approximately 35 million U.S. residents traveled to Florida on vacations and approximately 10% of these travelers booked their travel in package form through a vacation provider such as the Company. TIA has reported that approximately 6.4 million U.S. travelers visited Caribbean destinations during 1997 and approximately 19.6 million U.S. travelers visited Mexico during 1997. Management believes approximately 15% and 5% of these trips, respectively, were arranged in package form by a vacation provider such as the Company.

     The Company has an established presence in the markets for travel to Florida, the Caribbean and Mexico. The Company has over 15 years of experience in these markets and has established key strategic relationships, including as one of a limited number of designated providers for American Airlines in the Caribbean. The Company also acts as one of a limited number of designated providers for Disney World. The Company believes its extensive experience and established reputation in this market as well as its supplier relationships give it a significant competitive advantage over other providers of vacations to these destinations.

     Other U.S. Destinations. According to TIA and the U.S. Department of Commerce, Americans spent a total of $380 billion on domestic travel (including Florida and Hawaii) in 1996, of which management believes $265 billion was for personal or vacation travel.

     The Company offers products and services to a number of high-volume, high-margin destinations in the United States in addition to Hawaii and Florida. The Company is the exclusive provider of vacation products and services for Amtrak. The Company believes it has significant purchasing power for destinations throughout the United States due to the volume of U.S. travel products and services it purchases for both in-bound and domestic travelers. As a result, the Company is able to create and effectively market products and services in demand by travelers, including weekend trips and excursions such as "theater packages" in New York.

     Europe. According to a survey by the European Travel Commission, there were 9.9 million U.S. tourists visiting Europe in 1997, an 11.7% increase from 1996. The Company estimates that total vacation and personal travel expenditures by Americans to Europe amounted to approximately $18 billion in 1996.

     The Company has an established presence in the market for travel by U.S. residents to Europe. The Company intends to increase its presence in this market by cross-selling within its existing customer base, by leveraging its relationships with travel distributors in Europe to create demand for the Company's brand name products and services and by leveraging its existing relationships with suppliers to obtain preferential pricing and access to capacity for European destinations.

PRODUCTS AND SERVICES

     The Company focuses on specific destinations in order to become a leading provider of value-added vacation products and services while at the same time providing travel suppliers with efficient and cost effective distribution of their capacity. The Company has expertise in and access to the products and services of a broad range of travel suppliers. Based on customer research, the Company designs its products and services to offer travelers a wider choice than that of an individual supplier. The Company assembles travel products and services in bulk and combines them to create customized vacations for individual travelers. The Company creates demand for its products through integrated marketing programs and handles all reservations, payment processing and supplier processing interfaces. The Company has developed the in-depth knowledge of these products and services that a retail travel agent, which acts as a broker or reseller of the entire spectrum of travel products and services, is unlikely to acquire.

     The Company focuses on ensuring customer satisfaction and cultivating consumer loyalty to its products and services. The Company has quality control mechanisms, such as destination management programs, in place to provide customer support and monitor the quality of the individual travel components and overall customer satisfaction.

     The Company is the exclusive provider of private label vacation products and services for certain travel and other companies who have sought to leverage their brand names. The Company believes there are significant opportunities to expand its business by assembling packaged vacations on behalf of such companies. These opportunities include (i) access to the customers, (ii) enhanced visibility in the market through association with other well-recognized brands and (iii) reduced advertising and marketing costs through sharing arrangements.

     The Company also manages bank card reward and other affinity group marketing programs for several companies. The Company has certain proprietary software and extensive operating experience it believes provide a significant competitive advantage in this growing market. The Company intends to increase its presence in this market by proactively marketing its services to affinity group sponsors. The Company believes access to affinity groups provides unique opportunities for the direct marketing of its products and services to targeted travelers.

SALES AND MARKETING

     The Company pursues a fully integrated sales and marketing effort in support of its proprietary travel products and services as well as the private label products and services the Company manages and markets for other companies. The Company directs its marketing toward retail distributors and other intermediaries as well as to travelers directly. By employing a multi-faceted marketing approach targeted both to travel distributors and to individual travelers, the Company believes it will increase the demand for its products and services. In addition, the Company will integrate its own marketing efforts with the marketing support it receives from certain travel suppliers with whom the Company has an established relationship. The Company believes it will be able to leverage its national presence and established marketing and sales experience and strength into a competitive advantage. The Company will identify and cultivate new customers and will create cross-selling opportunities within its existing customer base.

     A substantial majority of the Company's products and services are sold through retail travel agencies, and the Company enjoys strong relationships with many of these agencies. In addition to supplying travel agents with brochures and merchandising materials, the Company intends to leverage its relationships through targeted marketing efforts including travel agent training, trade shows, cooperative advertising and performance incentives. These efforts also will include strategic distribution and preferred vendor arrangements with other travel intermediaries, national accounts and travel agency consortia. The Company will employ a dedicated sales force to maintain and expand these relationships.

     In the market for in-bound travel to North America by non-U.S. travelers, the Company's marketing focuses on foreign travel distributors who market vacation products and services directly to travelers. The Company has developed numerous important relationships with major travel distributors in Europe and in certain other key international origination markets. The Company's marketing efforts with these distributors include direct sales efforts, brochures, trade advertising and trade shows in addition to effective account management of existing, long-standing relationships.

     The Company will pursue marketing opportunities in other distribution channels as well. The Company intends to develop marketing programs aimed at travelers who purchase travel products and services through affinity groups, and the Company will pursue strategic relationships with the owners of non-travel-related consumer brands that represent a consumer base the Company wishes to target. Finally, to reach travelers who prefer to purchase leisure and travel products and services on the Internet, the Company has developed relationships with several Internet companies to market its products and services on their web sites or provide links to the Company's web sites. The Company expects the Internet will develop into a significant distribution channel for its products and services.

BUSINESS AND INFORMATION SYSTEMS

     The Company believes the successful application of common business and information systems will be important to its ability to create operating efficiencies and establish a competitive advantage. By migrating the systems of Acquired Businesses to a shared system, the Company will be able to spread maintenance and development costs across a broader customer base, facilitate the use of common operating platforms and reduce the costs and time requirements of developing external interfaces. In addition, it is likely that application of system solutions will become increasingly important to enable the Company to integrate customer identification and profiling capabilities with reservation and operational business systems. This combination will enable the Company to leverage each customer encounter into a basis for generating repeat business and establishing a long-term relationship.

     Recognizing the importance of the rapid integration of information systems to its strategy, the Company has selected Trase-Miller Solutions, a leading supplier of information and technology systems for the packaged vacation industry, to serve as an outsource provider for the Company's technology requirements. The Company currently is negotiating to expand MTI's outsourcing relationship with Trase-Miller Solutions to encompass software, hardware and service bureau processing across the Company. The Company will use the Trase-Miller Solutions system as the primary information platform to service its business requirements, including for financial analysis, management reporting and communication. The Company expects to negotiate certain safeguards into its relationship with Trase-Miller Solutions, including performance measurements and monitoring (i.e., Year 2000 compliance), emergency back-up procedures and systems and appropriate remedies for system failures.

     The Company believes that this arrangement will offer a number of advantages, which include (i) allowing the Company to focus on its core competencies of creating and marketing value-added vacation packages, (ii) leveraging third party investments in rapidly evolving technology, (iii) shortening the required time to develop and implement a shared technology platform, (iv) containing the costs of such development and implementation and
(v) rapidly developing the ability to arrange vacations electronically and marketing them through electronic distribution systems (including SABRE, Galileo, and WORLDSPAN), as well as through the Internet.

     The Company will employ a chief information officer to manage its outsourced operations as well as to administer, install and maintain the Company's own network and custom development requirements. Prior to the achievement of full systems integration, which is expected in 1999, the Company will operate on several separate systems.

COMPETITION

     The Company competes with a variety of other providers of travel and travel-related products and services. Its principal competitors are (i) other vacation providers, (ii) travel suppliers who sell directly to individual travelers and (iii) travel agencies and other retail and wholesale distributors of travel products and services, some of which are larger and have greater name recognition and financial resources than the Company. The Company believes it competes for customers based upon the quality of the travel products and services delivered, price, specialized knowledge, reputation and convenience. The Company believes it is well-positioned to compete on these bases. See "Risk Factors -- Substantial Competition and Industry Consolidation" and "Risk Factors -- Changing Industry Dynamics; New Methods of Distribution."

FACILITIES

     The Company's headquarters are located in Washington, D.C. As of May 5, 1998, the Company's other principal facilities consist of leased offices, of which the largest are located in Cambridge, MA, Mount Laurel, NJ, New York, NY, Oak Brook, IL and San Jose, CA. The Company believes these facilities are adequate to meet its anticipated needs and expects it will renew its leases or find alternative space for each of its offices as its leases expire.

EMPLOYEES

     The Company employs approximately 750 people, a majority of whom are located at the Company's principal offices and on location in Hawaii. Approximately 300 of the Company's employees serve as reservation staff and the remainder serve in customer service and operations, sales and marketing, information systems and management and administration. The Company believes it enjoys good relations with its employees, none of whom are covered by any collective bargaining agreements.

LEGAL PROCEEDINGS

     The Company is not involved in any legal proceedings other than various legal actions arising in the ordinary course of business. The Company believes none of these actions will have a material adverse effect on its business, financial condition and results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below is certain information concerning the executive officers and directors of the Company.

             NAME                AGE                POSITION AND OFFICES HELD
             ----                ---                -------------------------
Roger H. Ballou................  47    Chairman and Chief Executive Officer
J. Raymond Lewis, Jr...........  53    President and Chief Operating Officer
Walter S. Berman...............  55    Executive Vice President and Chief Financial Officer
Frederic V. Malek..............  61    Director
Carl J. Rickertsen.............  38    Director

     Roger H. Ballou has served as Chairman and Chief Executive Officer of the Company since March 1998. Immediately prior to joining the Company, Mr. Ballou served as a Senior Advisor to Thayer. Between May 1995 and September 1997, Mr. Ballou served as Vice Chairman and Chief Marketing Officer and then as President and Chief Operating Officer of Alamo. For more than 16 years prior to joining Alamo, Mr. Ballou held several executive positions with American Express Travel, serving most recently as President -- Travel Services Group. Mr. Ballou currently serves as Chairman of the National Tourism Organization, a travel industry organization chartered by the U.S. Congress, and as a member (and past Chairman) of the Board of Directors of TIA. From 1995 through 1997, he served as Chairman of the Government Affairs Council, the leading travel industry federal government lobbying arm. Mr. Ballou has been nominated to the Board of Directors of American Medical Security, Inc.

     J. Raymond Lewis, Jr. has served as President and Chief Operating Officer of the Company since March 1998. From September 1996 until January 1998, Mr. Lewis served as President of Certified Vacations, Inc., a large packaged vacation provider headquartered in Florida. From January 1992 through August 1996, Mr. Lewis was Executive Vice President, Worldwide Sales and Marketing and a director and member of the Executive Committee of Holiday Inn. Mr. Lewis held several executive-level marketing positions with Holiday Inn between 1985 and 1992.

     Walter S. Berman has served as Executive Vice President and Chief Financial Officer of the Company since April 1998. From September 1996 until March 1998, Mr. Berman served as an outside consultant to International Business Machines, Inc. ("IBM") to provide advice and assistance to IBM's chief financial officer in several reengineering initiatives in the areas of tax strategy, utilization of capital and risk management. Between 1965 and 1996, Mr. Berman held several positions with American Express Travel, most recently as Executive Vice President and Chief Financial Officer. Mr. Berman also served as Treasurer of American Express Corporation, the parent company of American Express Travel, in 1995 through 1996.

     Frederic V. Malek has served as chairman of Thayer Capital Partners, an affiliate of Thayer ("Thayer Capital") since 1993. Mr. Malek is also a member of TC Equity Partners and TC Management, which are, respectively, the sole general partner and managing agent of Thayer. Prior to 1993, Mr. Malek was president of Marriott Hotels and Resorts from 1980 to 1988, and president and vice chairman of Northwest Airlines from 1989 to 1991. During 1992, Mr. Malek was the Campaign Manager of the Bush-Quayle campaign. Mr. Malek currently serves on the boards of directors of Automatic Data Processing Corporation, American Management Systems, Inc., FPL Group, Inc., Choice Hotels, Inc., Manor Care, Inc., CB Commercial Real Estate Group, Inc., Northwest Airlines, Colorado Prime, Inc. and PaineWebber Mutual Funds.

     Carl J. Rickertsen is a member of TC Equity Partners and TC Management. Since September 1994, Mr. Rickertsen also has served as a partner in Thayer Capital. Mr. Rickertsen acted as a private financial consultant from 1993 through August 1994, and was a partner at Hancock Park Associates, a private equity investment firm based in Los Angeles, from 1989 to 1993. Before joining Hancock Park Associates, Mr. Rickertsen was an associate at Brentwood Associates from 1987 to 1989, and worked in the high technology group at Morgan Stanley & Co., Inc. from 1983 to 1985. Mr. Rickertsen currently serves as a director of MLC Holdings, Inc. and Colorado Prime, Inc. and as Chairman of the Board of Software AG Systems, Inc.

     Prior to the commencement of this offering, the Company expects to appoint two additional independent directors to the Board of Directors. In addition, following the offering the Board of Directors will be divided into three classes serving staggered three-year terms. At each annual meeting of the shareholders of the Company, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the third succeeding annual meeting of shareholders after their election.

     The Company's executive officers are appointed annually by, and serve at the discretion of, the Board of Directors. Each executive officer is a full-time employee of the Company. There are no family relationships between any of the directors or executive officers of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     Following the offering, the Board of Directors will establish an audit committee and a compensation committee. The audit committee will consist solely of independent directors and will be responsible for making recommendations concerning the engagement of independent public accountants, reviewing the plans and results of such engagement with the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of the Company's internal accounting controls. The compensation committee will be responsible for determining compensation for the Company's executive officers and administering the Company's stock plans. See "-- Compensation Committee Interlocks and Insider Participation."

DIRECTOR COMPENSATION AND OTHER ARRANGEMENTS

     The Company has no present plans to pay cash compensation to directors. The Company intends to reimburse directors for certain out-of-pocket expenses incurred in connection with attendance and meetings of the Board of Directors or committees thereof. In addition, the Company may issue options to the directors under the Stock Option Plan, which options would vest and become exercisable over time, subject to acceleration in the event of a change of control of the Company.

EXECUTIVE COMPENSATION

     The Company's current executive management team was put in place in March 1998 following the Recapitalization. For information regarding the compensation of the new executive management team, see "-- Employment Contracts and Related Matters."

     The following table sets forth information with respect to the compensation received during 1997 by the former chief executive officer of the Company and each other former executive officer of the Company whose annual salary and bonus compensation for 1997 exceeded $100,000 (the "Former Executive Officers"). No options to acquire securities of the Company were granted to, held by or exercised by the Former Executive Officers during 1997.

                           SUMMARY COMPENSATION TABLE

                                                                   1997 ANNUAL
                                                                  COMPENSATION
                                                              ---------------------
                NAME AND PRINCIPAL POSITION                    SALARY     BONUS(1)
                ---------------------------                   --------   ----------
Stanley Fisher(2)
     President..............................................  $328,436   $3,000,000
Michael Fisher(2)
     Executive Vice President...............................   198,524    1,000,000
Gregory Fisher(2)
     Executive Vice President...............................   153,720    1,000,000

---------------

(1) Prior to the Recapitalization in March 1998, the Company operated as a corporation exempt from entity-level taxation under Subchapter S of the Code. As a result, all of the Company's earnings were distributed to its shareholders (who also were employees of the Company) as bonus compensation or as distributions on capital stock. See "Dividend Policy."

(2) Mr. Stanley Fisher is no longer an employee of the Company and has entered into a consulting agreement with the Company. Each of Messrs. Michael Fisher and Gregory Fisher has entered into an employment agreement with the Company. See "Certain Transactions."

EMPLOYMENT CONTRACTS AND RELATED MATTERS

     The Company has entered into Senior Management Agreements (each a "Senior Management Agreement") with each of Messrs. Ballou, Lewis and Berman (each a "Senior Executive"). Each Senior Management Agreement provides for a term of three years with automatic one-year extensions at the end of any term provided that neither the Company nor the applicable Senior Executive provides notice of termination within 60 days of the end of the term. Each Senior Executive initially will receive an annual base salary of $200,000, subject to increase following annual review by the Board of Directors. Each of the Senior Executives also will be eligible to receive an annual bonus in an amount not to exceed 100% of his annual base salary for such year, as determined by the Board of Directors based upon the Company's achievement of budgetary and other objectives set by the Board of Directors. In addition, upon completion of this offering, each of the Senior Executives will receive options to purchase 2.5% of the number of
shares of Common Stock outstanding at the time of this offering (     shares
assuming an initial public offering price of $     per share) at an exercise
price equal to the initial public offering price pursuant to the Option Grant. These options will be granted under the Stock Option Plan and will vest over four years.

     In the event a Senior Executive's employment is terminated during the term of his Senior Management Agreement by the Company without cause or by such Senior Executive for good reason (each as defined in the applicable Senior Management Agreement), then such Senior Executive will be entitled for 12 months to monthly severance payments equal to the monthly portion of his base salary and bonus for the previous year. If a Senior Executive is terminated by the Company based upon a failure by the Company to achieve certain performance goals, then he will be entitled to such monthly severance payments for three months. Under the terms of the Senior Management Agreements, each of the Senior Executives has agreed to preserve the confidentiality and the proprietary nature of all information relating to the Company and its business. Each Senior Executive also has agreed to certain non-competition and non-solicitation provisions which will be in effect during the term of his Senior Management Agreement and for one year thereafter.

     In connection with the Senior Management Agreements, each of the Senior Executives purchased restricted shares of Common Stock and Convertible Preferred Stock. See "Certain Transactions."

STOCK OPTION PLAN

     The Company has adopted the Stock Option Plan to assist the Company and its affiliates in attracting and retaining qualified employees, directors, consultants and advisors (collectively, the "Eligible Individuals") and to promote the identification of their interests with those of the shareholders of the Company. The Stock Option Plan provides that at any time a number of shares equal to 12% of the number of then outstanding shares of Common Stock will be reserved for issuance to Eligible Individuals pursuant to grants of stock options. Unless sooner terminated by the Company's Board of Directors, the Stock Option Plan will terminate on March 29, 2008. Options granted under the Stock Option Plan may be either incentive or non-incentive options under
Section 422 of the Internal Revenue Code of 1986, as amended. Options granted under the Stock Option Plan typically vest over time, subject to acceleration in the event of a change of control of the Company. No option granted under the Stock Option Plan is exercisable after the tenth anniversary of the option's date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to the offering, the Company had no separate compensation committee or other board committee performing equivalent functions with respect to determining compensation for the Company's executives, and those functions were performed by the Company's Board of Directors which included Mr. Ballou, the Company's Chief Executive Officer. See "Certain Transactions" for a description of certain relationships and transactions between the Company and its directors and executive officers.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH THAYER, SENIOR EXECUTIVES AND DIRECTORS

     Thayer is a Delaware limited partnership whose sole general partner is TC Equity Partners. TC Equity Partners beneficially owns, and has sole voting and investment power with respect to, the shares of Common Stock held of record by Thayer. TC Co-Investors is a Delaware limited liability company whose managing member is TC Management. TC Management beneficially owns, and has sole voting and investment power with respect to, the shares of Common Stock held of record by TC Co-Investors. Frederic V. Malek, Dr. Paul G. Stern and Carl J. Rickertsen are the members of TC Management and the principal members of TC Equity Partners. Messrs. Malek and Rickertsen (i) may receive certain benefits from cash payments made to Thayer or its affiliates and (ii) may be deemed to be the beneficial owners of the shares of Common Stock held by each of Thayer and TC Co-Investors.

     The Recapitalization. In connection with the Recapitalization, Thayer purchased a majority of Allied Holding's interest in the Company and
subsequently received        shares of Common Stock valued at $     per share
and 22,249 shares of Convertible Preferred Stock valued at $1,000 per share, for a total equity interest in the Company valued at $24.7 million, which was the amount paid by Thayer to Allied Holding for such interest. In addition, the Company paid Thayer $425,000 for certain financial and management services provided by Thayer to the Company, in connection with the Recapitalization.

     Thayer Purchase Agreement. On March 30, 1998, the Company entered into an Equity Purchase Agreement (the "Thayer Purchase Agreement") with Thayer, TC Co-Investors and 16 other individuals or entities whereby the Company agreed to
sell to Thayer a total of        shares of Common Stock at a purchase price of
$     per share and 22,751 shares of Convertible Preferred Stock at a purchase price of $1,000 per share. Between March 30, 1998 and May 5, 1998, Thayer
purchased        shares of Common Stock and 22,751 shares of Convertible
Preferred Stock at those respective prices per share and paid the Company cash in an aggregate amount of $25.3 million. On March 30, 1998 in connection with
the Thayer Purchase Agreement, TC Co-Investors purchased        shares of Common
Stock at a purchase price of $     per share and 363.64 shares of Convertible
Preferred Stock at a purchase price of $1,000 per share for an aggregate consideration of $404,044.

     Senior Management Agreements and Related Transactions. On March 30, 1998, in connection with the Senior Management Agreements, the Company sold to the
Senior Executives a total of (i)        shares of Common Stock at a purchase
price of $     per share and (ii) 425 shares of Convertible Preferred Stock at a purchase price of $1,000 per share, for an aggregate consideration of $1.0 million paid in cash. Under the Senior Management Agreements, upon the termination of a Senior Executive's employment with the Company for any reason, the Company has the right to repurchase any or all of the shares originally issued to such Senior Executive under his Senior Management Agreement (including shares issued to him in connection with the Conversion). The purchase price for any unvested shares of Common Stock will be the Senior Executive's original cost
for such shares, or $     per share, and the purchase price for any vested
shares of Common Stock will be the fair market value of such shares at the time of repurchase. In the event the Company does not purchase all of a Senior Executive's shares of Common Stock subject to repurchase upon termination of his employment, Thayer may purchase any such shares of Common Stock not purchased by the Company at the same purchase price.

     For each Senior Executive, all of the shares of Convertible Preferred Stock
and        shares of Common Stock were vested immediately, and        shares of
Common Stock will vest over four years from the date of the Recapitalization.
The remaining        shares of Common Stock will vest on April 1, 2005, subject to accelerated vesting upon a change in control of the Company or Thayer's achievement of certain rates of return on its investment in the Company.

     In addition, upon completion of this offering, each of the Senior Executives will receive options to purchase 2.5% of the number of shares of Common Stock outstanding immediately following the closing of this offering
(          shares each assuming an initial public offering price of $     per
share) at an exercise price equal to the initial public offering price pursuant to the Option Grant. These options will be granted under the Stock Option Plan, will vest over four years and will have an exercise price equal to the initial public offering price. See "Management -- Employment Contracts and Related Matters" and "Management -- Stock Option Plan."

     Arrangements in Connection with the Acquisitions. Thayer funded a substantial portion of the up-front costs associated with the Acquisitions. Between March 30, 1998 and May 5, 1998, the Company made payments to Thayer approximating $675,000 as reimbursement for these costs. A substantial portion of these costs related to consulting and expense payments made by Thayer to the Senior Executives, each of whom was a consultant to Thayer prior to joining the Company. Of this amount, Mr. Ballou received approximately $363,000 from the Company during this period in consideration of certain financial and management consulting services provided to the Company by Mr. Ballou in connection with the Acquisitions.

     In addition, on March 30, 1998, the Company entered into a Professional Services Agreement (the "Professional Services Agreement") with TC Management whereby the Company agreed to pay TC Management a fee equal to 1% of the amount of any debt or equity financing of the Company following the Recapitalization. In exchange for such payments, TC Management agreed to provide financial and management consulting services to the Company. Between March 30, 1998 and May 5, 1998, the Company paid a total of $615,000 pursuant to the Professional Services Agreement. By its terms, the Professional Services Agreement will terminate upon the effective date of this offering.

     The Redemption and the Conversion.  In connection with the Redemption, the
Company will pay $     million, or approximately   % of the net proceeds of this
offering, to Thayer and TC Co-Investors to redeem        shares of Convertible
Preferred Stock held by them. In addition, concurrently with this offering, the
Company will issue                shares of Common Stock to Thayer and TC
Co-Investor in the Conversion (assuming an initial public offering price of
$     per share).

TRANSACTIONS WITH THE FORMER EXECUTIVE OFFICERS

     Messrs. Stanley Fisher, Michael Fisher and Gregory Fisher are the executive officers and principal shareholders of Allied Holding and therefore these individuals (i) may receive certain benefits from cash payments made to Allied Holding and (ii) may be deemed to be the beneficial owners of the shares of Common Stock and Convertible Preferred Stock held by Allied Holding.

     The Recapitalization. Prior to the Recapitalization, Allied Holding was the sole shareholder of the Company. In connection with the Recapitalization, the Company redeemed a portion of Allied Holding's interest for cash in the
amount of $14.7 million and issued        shares of Common Stock valued at
$     per share and 3,513 shares of Convertible Preferred Stock valued at $1,000 per share to Allied Holding in respect of Allied Holding's remaining interest in the Company.

     The Conversion.  Concurrently with the closing of this offering, the
Company will issue        shares of Common Stock to Allied Holding in the
Conversion (assuming an initial public offering price of $       per share).

     Consulting and Employment Agreements. The Company has entered into a Consulting Agreement with Mr. Stanley Fisher (the "Consulting Agreement") and Employment Agreements with each of Messrs. Michael Fisher and Gregory Fisher (the "Fisher Employment Agreements"). The Consulting Agreement has a term expiring December 31, 1999, subject to automatic extensions on a month-to-month basis until the Company or Mr. Stanley Fisher provides one-month's written notice of termination to the other. The Company will pay Mr. Stanley Fisher $100,000 per year for consulting services and will reimburse him for all reasonable expenses incurred by him in rendering such consulting services to the Company. Pursuant to the Consulting Agreement, Mr. Stanley Fisher has agreed to certain non-competition and non-solicitation provisions which will be in effect until the sooner of one-year beyond the term of the Consulting Agreement or March 27, 2002.

     Each of the Fisher Employment Agreements provides for a term of four years with automatic one-year extensions at the end of any term, provided that neither the Company nor the applicable employee, provides notice of termination within 60 days of the end of the term. Each of these employees will receive an annual base salary of $250,000 subject to increase in the future as agreed by the Company and the applicable employee. Each of these employees also will be eligible to receive an annual bonus of up to $150,000 based upon certain performance criteria. Each of the employees will have the right, in certain circumstances, to receive severance payments upon termination for a period of up to two years from the date of termination based upon such employee's current base salary and his bonus for the previous year. In addition, upon completion of this offering, each of Messrs. Michael Fisher and Gregory Fisher will receive options to purchase a number of shares of Common Stock with a value equal to
$1.0 million, based upon the initial public offering price (          shares
each, assuming an initial public offering price of $     per share), pursuant to
the Option Grant. These options will be granted under the Stock Option Plan, will have an exercise price equal to the initial public offering price and will vest over four years. Each of Messrs. Michael Fisher and Gregory Fisher also has agreed to (i) certain non-competition provisions which will be in effect until the later of March 18, 2002 or one year following the termination of his Fisher Employment Agreement and (ii) certain non-solicitation provisions which will be in effect during the term of his Fisher Employment Agreement and for two years thereafter.

REGISTRATION RIGHTS AGREEMENT

     The Company will enter into a Registration Rights Agreement (the "Registration Rights Agreement") with each shareholder who owned shares in the Company prior to this offering (the "Original Shareholders"), including Thayer, TC Co-Investors, the Senior Executives and Allied Holding. Pursuant to the Registration Rights Agreement, the Original Shareholders will have the right to require the Company to register their shares under the Securities Act following this offering. If the Company proposes to register its securities under the Securities Act, either for its own account or the account of others, the Original Shareholders will be entitled to notice of such registration and to include their shares in such registration; provided, among other conditions, that the underwriters for any offering will have the right to limit the number of such shares included in such registration, subject to certain conditions. In addition, the holders of a majority of the shares held by the Original Shareholders at any time will have the right to require the Company to file under the Securities Act up to six registrations at the Company's expense and an unlimited number of registrations at their own expense.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth the number and percentage of outstanding shares of Common Stock that will be beneficially owned by (i) all persons known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Former Executive Officers, (iii) each current director and executive officer and (iv) all directors and executive officers as a group, in each case both prior to and after this offering.

                                                                                PERCENTAGE OF
                                                               NUMBER OF          OWNERSHIP
                                                                 SHARES      -------------------
                                                              BENEFICIALLY   PRIOR TO    AFTER
                    NAME AND ADDRESS(1)                         OWNED(2)     OFFERING   OFFERING
                    -------------------                       ------------   --------   --------
Roger H. Ballou.............................................                       %           %
J. Raymond Lewis, Jr........................................
Walter S. Berman............................................
Frederic V. Malek(3)........................................
Carl J. Rickertsen(3).......................................
Stanley Fisher(4)...........................................
Michael Fisher(4)...........................................
Gregory Fisher(4)...........................................
Thayer Equity Investors III, L.P.(3)........................
TC Co-Investors, LLC(3).....................................
Allied Tours Holding Corp...................................
All directors and executive officers as a group(5
  persons)..................................................                       %           %

---------------

 *  Less than 1%.

(1) The business address for Messrs. Ballou, Lewis, Berman, Malek and Rickertsen, Thayer Equity Investors III, L.P. and TC Co-Investors, LLC is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, DC 20004. The business address for Messrs. Stanley Fisher, Michael Fisher and Gregory Fisher and Allied Tours Holding Corp. is 165 West 46th Street, 10th Floor, New York, New York 10036.

(2) Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power and as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days.

(3) Includes       shares of Common Stock held of record by Thayer and
    shares of Common Stock held of record by TC Co-Investors. Thayer is a Delaware limited partnership whose sole general partner is TC Equity Partners. TC Equity Partners beneficially owns, and has sole voting and investment power with respect to, the shares of Common Stock held of record by Thayer. TC Co-Investors is a Delaware limited liability company whose managing member is TC Management. TC Management beneficially owns, and has sole voting and investment power with respect to, the shares of Common Stock held of record by TC Co-Investors. Frederic V. Malek, Dr. Paul G. Stern and Carl J. Rickertsen are the members in TC Management and the principal members of TC Equity Partners. Messrs. Malek and Rickertsen may be deemed to be the beneficial owners of the shares of Common Stock held by each of Thayer and TC Co-Investors.

(4) Messrs. Stanley Fisher, Michael Fisher and Gregory Fisher are the executive officers and principal shareholders of Allied Holding and may be deemed to be the beneficial owners of the shares of Common Stock held by Allied Holding.

                          DESCRIPTION OF CAPITAL STOCK

     As of May 5, 1998, the Company had outstanding (i)        shares of Common
Stock with 25 holders of record of such Common Stock and (ii) 52,775.64 shares of Convertible Preferred Stock with 25 holders of record of such Convertible Preferred Stock. The Redemption and the Conversion will occur concurrently with the closing of this offering so that no shares of Convertible Preferred Stock will be outstanding upon completion of this offering. The Company expects that shares of Convertible Preferred Stock will be redeemed by the holders thereof concurrently with the closing of this offering at a redemption price
equal to approximately $       per share (representing the liquidation value of
$1,000 per share plus accrued and unpaid dividends), and such holders will receive an aggregate of $15.0 million of the net proceeds of this offering from
the Company in the Redemption. Each of the remaining      shares of Convertible
Preferred Stock outstanding as of the closing of this offering will be converted
into a number of shares of Common Stock equal to approximately $       per share
(representing the liquidation value of $1,000 per share plus accrued and unpaid dividends) divided by the initial public offering price per share in this
offering (approximately        shares of Common Stock assuming an initial public
offering price of $       per share and closing of the offering on          ,
1998).

     The following table sets forth the number of shares of Common Stock into which the Convertible Preferred Stock will be converted in the Conversion if the
offering is closed on        , 1998 at the offering price per share indicated:

OFFERING    SHARES OF
 PRICE     COMMON STOCK
--------   ------------
 $
 $
 $

     If the offering is closed after        , 1998, the number of shares of
Common Stock to be issued in the Conversion, assuming an initial public offering
price of $       , would increase by approximately      shares per month
thereafter.

     Following this offering, the Company's authorized capital stock will
consist of      shares of Common Stock, par value $0.01 per share, of which
there will be      shares issued and outstanding (     if the Underwriters'
over-allotment option is exercised in full), and      shares of undesignated
preferred stock, par value $0.01 per share ("Preferred Stock"), of which there will be no shares issued and outstanding. The following is a description of the capital stock of the Company immediately following completion of this offering.

COMMON STOCK

     Each shareholder of record will be entitled to one vote for each outstanding share of Common Stock owned by such shareholder on every matter properly submitted to the shareholders for their vote. The holders of Common Stock do not have cumulative voting rights and, accordingly, the holders of a majority of the Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to any dividend declared by the Board of Directors out of funds legally available for such purpose, subject to any preferential dividend rights of any outstanding Preferred Stock. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive on a pro rata basis all remaining assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock do not have any preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

PREFERRED STOCK

     The Board of Directors is authorized, without further shareholder approval, to issue shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, and to fix the number of shares constituting any series and the designations of such series.

     The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. The Company currently has no plans to issue any shares of Preferred Stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     As permitted by the New York Business Corporation Law (the "NYBCL"), the Amended Certificate provides that a director of the Company shall not be personally liable to the Company or its shareholders for damages for any breach of duty in his or her capacity as a director unless a judgment or other final adjudication adverse to such director establishes that (i) his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, (ii) such director personally gained in fact a financial profit or other advantage to which he or she was not legally entitled or (iii) his or her acts violated Section 719 of the NYBCL.

     This provision is intended to afford directors protection, and limit their potential liability, from suits alleging a breach of the duty of care by a director. The Company believes this provision will assist it in maintaining and securing the services of directors who are not employees of the Company. As a result of the inclusion of such a provision, shareholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders for any particular case, shareholders may not have any effective remedy against the challenged conduct.

     The Amended Certificate also provides that directors and officers shall be indemnified against liabilities arising from their service as directors or officers to the fullest extent permitted by law, which generally requires that the individual have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the Company's best interests, provided that no indemnification may be made to or on behalf of any directors or officers if a judgment or other final adjudication adverse to him or her established that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

     The Company will maintain director and officer liability insurance on behalf of its directors and officers.

CERTAIN ANTI-TAKEOVER EFFECTS

     The Company, as a New York corporation, is subject to the provisions of
Section 912 of the NYBCL and will continue to be so subject if and for so long as it has a class of securities registered under Section 12 of the Exchange Act.
Section 912 provides, with certain exceptions (which include, among others, transactions with shareholders who became interested prior to the effective date of an amendment to the corporation's Certificate of Incorporation providing that the corporation would be subject to Section 912 if such corporation did not then have a class of stock registered pursuant to Section 12 of the Exchange Act), that a New York corporation may not engage in a "business combination" (e.g., merger, consolidation, recapitalization or disposition of stock) with any "interested shareholder" for a period of five years from the date that such person first became an interested shareholder unless: (i) the transaction resulting in a person becoming an interested shareholder, or the business combination, was approved by the board of directors of the corporation prior to that person becoming an interested shareholder; (ii) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder; or (iii) the business combination meets certain valuation requirements for the stock of the New York corporation. An "interested shareholder" is defined as any person that (a) is the beneficial owner of 20% or more of the outstanding voting stock of a New York corporation or (b) is an affiliate or associate of the corporation that at any time during the prior five years was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock. These provisions are likely to impose greater restrictions on an unaffiliated shareholder than on the existing shareholders who will continue to own a majority of the Company's outstanding Common Stock after this offering.

     The Amended Certificate and the Bylaws of the Company will contain certain provisions intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and of the policies formulated by the Board which may discourage a future unsolicited takeover of the Company. These provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management, including incumbent members of the Company's Board of Directors, even if some or a majority of the Company's shareholders deemed such an attempt to be in their best interests.

     The Amended Certificate or the Bylaws of the Company, as applicable, will, among other things: (i) provide that the number of directors will be not fewer than three nor more than 15, with the exact number of directors to be determined from time to time by resolution adopted by a majority of the Board of Directors;
(ii) provide for a classified Board of Directors consisting of three classes of directors having staggered terms of three years each; (iii) subject to any rights of holders of the Preferred Stock which may be granted by the Board of Directors in the future and except as otherwise provided by Section 706(d) of the NYBCL, provide that directors may be removed only for cause; (iv) subject to any rights of holders of the Preferred Stock which may be granted by the Board of Directors in the future, permit vacancies on the Board of Directors that may occur between annual meetings and any newly created seats to be filled only by the Board of Directors and not by the shareholders; (v) limit the right of shareholders to call special meetings of shareholders; (vi) prohibit shareholders from taking any action without a meeting; (vii) require any shareholder who wishes to bring any proposal before a meeting of shareholders or to nominate a person to serve as a director to give written notice thereof and certain related information prior to the date of such meeting; (viii) require the affirmative vote of at least two-thirds of the holders of the Company's capital stock entitled to vote to amend certain provisions of the Amended Certificate or to amend the Bylaws of the Company; and (ix) provide that the Board of Directors, without action by the shareholders, may issue and fix the rights and preferences of shares of Preferred Stock. These provisions may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the shareholders, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is        .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, the Company will have
shares of Common Stock outstanding (assuming no exercise of outstanding options
or warrants). Of these shares, the                shares (               shares
if the underwriters' over-allotment option is exercised in full) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by affiliates of the Company, as that term is defined in Rule 144 ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

     The remaining                shares of Common Stock outstanding will be
restricted shares within the meaning of Rule 144 under the Securities Act. Of
these shares, approximately                shares may be eligible for sale in
the public market immediately after this offering pursuant to Rule 144(k) under
the Securities Act; of these,                are subject to 180-day Lock-up
Agreements as described below. Approximately                additional shares
will become eligible for sale in the public market pursuant to Rule 144 under the Securities Act beginning 90 days after the date of this Prospectus; of
these,                are subject to Lock-up Agreements. The remaining shares
will become eligible for sale in the public market from time to time; of these, shares are subject to Lock-up Agreements.

     The Company, its executive officers and directors and certain other
shareholders, who will hold an aggregate of                shares of Common
Stock after this offering, have agreed that, until 180 days following the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., sell, offer to sell, solicit any offer to buy, contract to sell, grant any option to purchase (other than under the Stock Option Plan), or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock. Smith Barney Inc. may release shares subject to the Lock-up Agreements in whole or in part in its sole discretion without notice.

     In general, under Rule 144, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) one percent of
the then outstanding shares of Common Stock (approximately                shares
immediately after this offering) or (ii) the average weekly trading volume in the Common Stock on the NYSE during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, Affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of Common Stock that are not restricted securities. Under Rule 144(k), a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned restricted shares for at least two years may resell such shares without compliance with the foregoing requirements. In meeting the one-year and two-year holding periods described above, a holder of Restricted Shares can include the holding periods of a prior owner who was not an Affiliate. The one-year and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted shares from the issuer or an Affiliate.

     At May 5, 1998, 6,994 shares of Common Stock were issuable pursuant to options under the Company's Stock Option Plan. None of these options are currently exercisable and none will be exercisable prior to January 1999. In addition, pursuant to the Option Grant, upon completion of this offering the Company will issue (i) options to purchase a total of 7.5% of the outstanding shares of Common Stock at that time to the Senior Executives (an aggregate of
       shares assuming an initial public offering price of $        per share)
and (ii) options to purchase shares of Common Stock with an aggregate value of $2,475,000 based on the price per share in this offering (an aggregate of
       shares assuming an initial public offering price of $        per share).

     The Company intends to file one or more registration statements on Form S-8 under the Securities Act, approximately 180 days after the date of this
Prospectus, to register up to                shares of Common Stock subject to
outstanding stock options or reserved for issuance under the Stock Option Plan. These registration statements are expected to become effective upon filing and shares covered by these registration statements will be eligible for sale in the public market immediately after the effective dates of such registration statements.

     Prior to this offering, there has been no public market for the Common Stock of the Company, and no precise prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices and could impair the Company's future ability to raise capital through the sale of its equity securities.

     Following completion of the offering, holders of                shares of
Common Stock will have the right to require the Company to register such shares under the Securities Act pursuant to terms and conditions of a Registration Rights Agreement with the Company. See "Certain Transactions -- Registration Rights Agreement."

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                               NUMBER OF
                    NAME OF UNDERWRITER                         SHARES
                    -------------------                        ---------
Smith Barney Inc. ..........................................
BancAmerica Robertson Stephens..............................
NationsBanc Montgomery Securities LLC.......................

                                                              -----------
     Total..................................................
                                                              ===========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc., BancAmerica Robertson Stephens and NationsBanc Montgomery Securities LLC are acting as the Representatives, propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price that represents a concession
not in excess of $     per share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $     per share to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives. The Representatives have advised the Company that the Underwriters do not intend to confirm sales of any shares to any accounts over which they exercise discretionary authority.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company, its executive officers and directors and certain other
shareholders, who will hold an aggregate of                shares of Common
Stock after this offering, have agreed that, until 180 days following the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., sell, offer to sell, solicit any offer to buy, contract to sell, grant any option to purchase (other than under the Stock Option Plan), or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock, except that the Company may grant options under the Stock Option Plan and may issue shares of Common Stock pursuant to the exercise of options granted under the Stock Option Plan.

     Prior to this offering, there has not been any public market for the Common Stock of the Company. Consequently, the initial public offering price for the shares of Common Stock included in the offering will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in determining such price are the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues and earnings of the Company, the prospects for growth of the Company's revenues and earnings, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies that are comparable to the Company.

     The Representatives have advised the Company that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time. The Representatives have advised the Company that such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     The Company, the Underwriters and certain shareholders of the Company have agreed to indemnify each other against certain liabilities, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

     The validity of shares of Common Stock will be passed upon on behalf of the Company by Hogan & Hartson L.L.P., Washington, D.C. Certain legal matters will be passed upon for the Underwriters by Hale and Dorr LLP, Washington, D.C.

                                    EXPERTS

     The financial statements and schedules of Global Vacation Group, Inc. (formerly Allied Bus Corp.), as of December 31, 1996 and 1997, and for each of the three years in the period ended December 1997, included in this Prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Classic Custom Vacations, as of December 31, 1997 and for the year ended December 31, 1997, included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Classic Custom Vacations for the year ended December 31, 1996, appearing in this Prospectus and the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and in the Registration Statement and is included in reliance upon the report given of such firm as experts in accounting and auditing.

     The financial statements of MTI Vacations as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, included in this Prospectus have been included herein in reliance on the report of Coopers & Lybrand LLP, independent accountants given on the authority of that firm as experts in accounting and auditing.

     The financial statements of Haddon Holidays, Inc. as of and for the year ended December 31, 1997, included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the SEC a Registration Statement on Form S-1 (including exhibits, schedules and amendments thereto, the "Form S-1") pursuant to the Securities Act, with respect to the offering hereby of the Common Stock. This Prospectus, while forming a part of the Form S-1, does not contain all of the information set forth in the Form S-1. Reference is hereby made to the Form S-1 for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of documents filed as exhibits to the Form S-1 are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Securities and Exchange Commission (the "SEC"). The Form S-1 is available for inspection and copying at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the Regional Offices of the SEC at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates, or on the Internet at http://www.sec.gov.

     The Company intends to furnish its shareholders annual reports containing financial statements audited by its independent accountants and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
GLOBAL VACATION GROUP, INC. (FORMERLY ALLIED BUS CORP.):
     Report of Independent Public Accountants -- Arthur
      Andersen LLP..........................................  F- 2
     Balance Sheets as of December 31, 1996 and 1997........  F- 3
     Statements of Operations for the Years Ended December
      31, 1995, 1996 and 1997...............................  F- 4
     Statements of Changes in Shareholders' Equity for the
      Years Ended December 31, 1995, 1996 and 1997..........  F- 5
     Statements of Cash Flows for the Years Ended December
      31, 1995, 1996 and 1997...............................  F- 6
     Notes to Financial Statements..........................  F- 7
CLASSIC CUSTOM VACATIONS:
     Report of Independent Public Accountants -- Arthur
      Andersen LLP..........................................  F-17
     Independent Auditors' Report -- Deloitte & Touche
      LLP...................................................  F-18
     Consolidated Balance Sheets as of December 31, 1996 and
      1997..................................................  F-19
     Consolidated Statements of Operations for the Years
      Ended December 31, 1996 and 1997......................  F-20
     Consolidated Statements of Changes in Shareholders'
      Equity (Deficit) for the Years Ended December 31, 1996
      and 1997..............................................  F-21
     Consolidated Statements of Cash Flows for the Years
      Ended December 31, 1996 and 1997......................  F-22
     Notes to Consolidated Financial Statements.............  F-23
MTI VACATIONS:
     Report of Independent Accountants -- Coopers & Lybrand
      LLP...................................................  F-33
     Balance Sheets as of December 31, 1996 and 1997........  F-34
     Statements of Income for the Years Ended December 31,
      1995, 1996 and 1997...................................  F-35
     Statements of Owners' Deficit for the Years Ended
      December 31, 1995, 1996 and 1997......................  F-36
     Statements of Cash Flows for the Years Ended December
      31, 1995, 1996 and 1997...............................  F-37
     Notes to Financial Statements..........................  F-38
HADDON HOLIDAYS, INC.:
     Report of Independent Public Accountants -- Arthur
      Andersen LLP..........................................  F-42
     Balance Sheet as of December 31, 1997..................  F-43
     Statement of Operations for the Year Ended December 31,
      1997..................................................  F-44
     Statement of Changes in Shareholders' Equity for the
      Year Ended December 31, 1997..........................  F-45
     Statement of Cash Flows for the Year Ended December 31,
      1997..................................................  F-46
     Notes to Financial Statements..........................  F-47

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Global Vacation Group, Inc.
(Formerly Allied Bus Corp.)

     We have audited the accompanying balance sheets of Global Vacation Group, Inc. (a New York corporation, formerly Allied Bus Corp.), as of December 31, 1996 and 1997, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Vacation Group, Inc., as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP
Washington, D.C.
May 12, 1998

                          GLOBAL VACATION GROUP, INC.
                          (FORMERLY ALLIED BUS CORP.)

                                 BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1997
                                                              -------   -------
                                    ASSETS
Current assets:
     Cash and cash equivalents..............................  $ 5,677   $ 7,074
     Short-term investments.................................    2,579       835
     Accounts receivable, net of allowance of $448 and $861,
      respectively..........................................   10,167    10,637
     Loans receivable from shareholders.....................      590       103
     Other current assets...................................      247       290
                                                              -------   -------
          Total current assets..............................   19,260    18,939
                                                              -------   -------
Property and equipment, net.................................      398       386
Other assets................................................       19        50
                                                              -------   -------
          Total assets......................................  $19,677   $19,375
                                                              =======   =======

                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable and accrued expenses..................  $16,365   $15,759
     Customer deposits......................................    1,639     1,541
     Loans payable to shareholders..........................       --     1,717
                                                              -------   -------
          Total current liabilities.........................   18,004    19,017
                                                              -------   -------
Commitments and contingencies (Notes 4, 6 and 8)

Shareholders' equity (Note 4):
     Common stock, $0.01 par value, 6,000,000 shares
      authorized, 433,710 shares issued and outstanding.....        4         4
     Additional paid-in capital.............................       16        16
     Retained earnings......................................    1,653       338
                                                              -------   -------
          Total shareholders' equity........................    1,673       358
                                                              -------   -------
               Total liabilities and shareholders' equity...  $19,677   $19,375
                                                              =======   =======

      The accompanying notes are an integral part of these balance sheets.

                          GLOBAL VACATION GROUP, INC.
                          (FORMERLY ALLIED BUS CORP.)

                            STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1995      1996      1997
                                                              -------   -------   -------
Net revenues................................................  $18,464   $22,259   $24,255
Operating expenses..........................................   13,316    16,025    17,852
                                                              -------   -------   -------
     Gross profit...........................................    5,148     6,234     6,403
                                                              -------   -------   -------
General and administrative expenses.........................    5,702     6,905     7,797
Depreciation and amortization...............................      131       154       182
                                                              -------   -------   -------
     Loss from operations...................................     (685)     (825)   (1,576)
                                                              -------   -------   -------
Other income (expense):
     Interest income........................................      521       581       556
     Other..................................................       67        (4)       41
                                                              -------   -------   -------
          Total.............................................      588       577       597
                                                              -------   -------   -------
Loss before provision for income taxes......................      (97)     (248)     (979)
Provision for income taxes..................................     (106)     (122)     (124)
                                                              -------   -------   -------
     Net loss...............................................  $  (203)  $  (370)  $(1,103)
                                                              =======   =======   =======
Basic and diluted net loss per common share.................  $ (0.47)  $ (0.85)  $ (2.54)
                                                              =======   =======   =======
Basic and diluted weighted average common shares
  outstanding...............................................  433,710   433,710   433,710
                                                              =======   =======   =======
Pro forma income data (unaudited):
     Historical loss before income taxes as reported........                      $  (979)
     Pro forma adjustment for shareholder compensation......                        3,389
                                                                                  -------
     Pro forma income before taxes..........................                        2,410
     Pro forma provision for income taxes...................                       (1,036)
                                                                                  -------
     Pro forma net income...................................                      $ 1,374
                                                                                  =======
     Pro forma basic and diluted net income per share.......                      $  3.17
                                                                                  =======
     Pro forma basic and diluted weighted average shares
       outstanding..........................................                      433,710
                                                                                  =======

   The accompanying notes are an integral part of these financial statements.

                          GLOBAL VACATION GROUP, INC.
                          (FORMERLY ALLIED BUS CORP.)

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 SHAREHOLDERS' EQUITY
                                                  --------------------------------------------------
                                                    COMMON STOCK     ADDITIONAL
                                                  ----------------    PAID-IN     RETAINED
                                                  SHARES    AMOUNT    CAPITAL     EARNINGS    TOTAL
                                                  -------   ------   ----------   --------   -------
Balance, December 31, 1994......................  433,710     $4        $16       $ 4,098    $ 4,118
     Net loss...................................       --     --         --          (203)      (203)
     Distributions..............................       --     --         --          (764)      (764)
                                                  -------     --        ---       -------    -------
Balance, December 31, 1995......................  433,710      4         16         3,131      3,151
     Net loss...................................       --     --         --          (370)      (370)
     Distributions..............................       --     --         --        (1,108)    (1,108)
                                                  -------     --        ---       -------    -------
Balance, December 31, 1996......................  433,710      4         16         1,653      1,673
     Net loss...................................       --     --         --        (1,103)    (1,103)
     Distributions..............................       --     --         --          (212)      (212)
                                                  -------     --        ---       -------    -------
Balance, December 31, 1997......................  433,710     $4        $16       $   338    $   358
                                                  =======     ==        ===       =======    =======

   The accompanying notes are an integral part of these financial statements.

                          GLOBAL VACATION GROUP, INC.
                          (FORMERLY ALLIED BUS CORP.)

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1995      1996      1997
                                                              -------   -------   -------
Cash flows from operating activities:
     Net loss...............................................  $  (203)  $  (370)  $(1,103)
     Adjustments to reconcile net loss to net cash provided
       by (used in) operating activities:
          Depreciation and amortization.....................      131       154       182
          Changes in assets and liabilities:
               Accounts receivable..........................   (2,755)   (1,593)     (470)
               Other assets.................................       92        29       (74)
               Accounts payable and accrued expenses........    4,758     2,881      (606)
               Customer deposits............................      104       561       (98)
                                                              -------   -------   -------
                    Net cash provided by (used in) operating
                      activities............................    2,127     1,662    (2,169)
                                                              -------   -------   -------
Cash flows from investing activities:
     Purchases of property and equipment....................      (21)     (126)     (170)
     Net sales (purchases of) investments...................    5,065    (1,483)    1,744
                                                              -------   -------   -------
                    Net cash provided by (used in) investing
                      activities............................    5,044    (1,609)    1,574
                                                              -------   -------   -------
Cash flows from financing activities:
     Net borrowings (repayments) on loans to/from
       shareholders.........................................      (17)      (67)    2,204
     Distributions to shareholders..........................     (764)   (1,108)     (212)
                                                              -------   -------   -------
                    Net cash provided by (used in) financing
                      activities............................     (781)   (1,175)    1,992
                                                              -------   -------   -------
Net increase (decrease) in cash and cash equivalents........    6,390    (1,122)    1,397
Cash and cash equivalents, beginning of year................      409     6,799     5,677
                                                              -------   -------   -------
Cash and cash equivalents, end of year......................  $ 6,799   $ 5,677   $ 7,074
                                                              =======   =======   =======
Supplemental disclosure of cash flow information:
     Cash paid for income taxes.............................  $    20   $   123   $    48
                                                              =======   =======   =======

   The accompanying notes are an integral part of these financial statements.

                          GLOBAL VACATION GROUP, INC.
                          (FORMERLY ALLIED BUS CORP.)

                         NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1996 AND 1997

1.  BUSINESS DESCRIPTION AND ORGANIZATION

     Global Vacation Group, Inc. ("GVG" or the "Company," a New York corporation) is a vacation travel company that provides a variety of services to support inbound travel to the United States from foreign countries. The Company generally sells vacation products and services to consumers through wholesalers and agents outside of the United States.

     The Company's services include provision of accommodations, road maps and sightseeing guides, and, to a lesser extent, theater tickets and restaurant vouchers to individuals traveling in the United States. The Company also develops customized group and escorted tour products which include accommodations, airport transfers, tour bus transportation and guide services.

     In March 1998, the Company changed its name from Allied Bus Corp. to Global Vacation Group, Inc. The Company had previously operated under the trade name "Allied Tours." The name change was concurrent with a recapitalization of the Company (the "Recapitalization") (Note 4). Since March 1998, the Company has completed four acquisitions (Note 10), which have expanded the Company's travel services and products.

     The Company's operations are subject to certain risks and uncertainties, including, among others, current and potential competitors with greater resources, changing industry dynamics related to new methods of distribution within the travel industry, seasonal fluctuations in operating results, dependence on rapidly changing technologies, reliance on key personnel, international political and economic conditions impacting travel patterns and dependence on travel suppliers.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Included in cash and cash equivalents are money market investments and U.S. treasury bills. As of December 31, 1996 and 1997, the Company had invested $2.6 million and $653,000, respectively, in money market investments. As of December 31, 1996 and 1997, the Company had invested approximately $3.0 million and $6.0 million, respectively, in U.S. treasury bills that are considered cash equivalents.

  Short-Term Investments

     Short-term investments consist of bank certificates of deposit and U.S. treasury bills with original maturities in excess of three months, mutual fund shares and U.S. treasury bills. The bank certificates of deposit are pledged as collateral for letters of credit (Note 8).

     The Company classifies its certificates of deposit and U.S. treasury bills as held-to-maturity as the Company has the intent and ability to hold these securities to maturity. These securities are carried at cost which approximates market value at December 31, 1996 and 1997. The Company classifies its mutual fund

                          GLOBAL VACATION GROUP, INC.
                          (FORMERLY ALLIED BUS CORP.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

shares as available-for-sale. These are securities with readily determinable fair values that the Company intends to hold for an indefinite period of time. These securities are carried at cost which approximates their market value at December 31, 1996 and 1997.

  Revenue Recognition

     Net revenues consist primarily of markups on travel packages. The Company recognizes net revenue when earned on the date of travel. The Company estimates and records accruals for cancellations and changes to reservations booked. For the years ended December 31, 1995, 1996 and 1997, net revenues are derived from sale of travel products and services with a value of $95.1 million, $116.7 million, and $125.9 million, net of $76.6 million, $94.4 million, and $101.6 million in direct costs to suppliers.

  Operating Expenses

     Operating expenses include commissions, salaries, benefits and payroll tax expenses, communications, facilities and other costs associated with the selling and processing of tour packages.

  Depreciation and Amortization

     Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are recorded using the straight-line method for leasehold improvements. The Company uses accelerated and straight-line methods for recording depreciation on furniture and fixtures and equipment with lives that range from 5 to 10 years. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset.

     Property and equipment consist of the following (in thousands):

                                                               DECEMBER 31,
                                                              ---------------
                                                               1996     1997
                                                              ------   ------
Furniture and fixtures......................................  $  270   $  284
Equipment...................................................     811      961
Leasehold improvements......................................     119      125
                                                              ------   ------
                                                               1,200    1,370
Accumulated depreciation and amortization...................    (802)    (984)
                                                              ------   ------
          Property and equipment, net.......................  $  398   $  386
                                                              ======   ======

  Fair Value of Financial Instruments

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," and SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," require the disclosure of the fair value of financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The carrying value of the Company's financial instruments approximates fair value due to the relatively short maturities of these instruments.

     In the normal course of business, the Company is a party to letters of credit which are not reflected in the accompanying balance sheets (Notes 6 and 8). Such financial instruments are valued based on the amount of exposure under the instrument and the likelihood of performance being required. Based on the Company's past experience, management does not expect any material losses to result from these off-balance-sheet instruments and, therefore, is of the opinion that the fair value of these instruments is zero.

                          GLOBAL VACATION GROUP, INC.
                          (FORMERLY ALLIED BUS CORP.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  Concentrations

     The Company maintains bank accounts with federally insured financial institutions. Periodically, balances may exceed insured limits. The Company's revenues and accounts receivable are principally with customers outside the United States.

  Income Taxes

     The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on its taxable income. Instead, the shareholders are liable for individual income taxes on their respective shares of the Company's taxable income. Accordingly, there is no provision for Federal income taxes. The Company is taxable in certain states and other jurisdictions that do not recognize S Corporation status.

     The Company accounts for state and local income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. SFAS No. 109 requires that a net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

  Unaudited Pro Forma Information

     The unaudited pro forma net income amount for the year ended December 31, 1997, includes a provision for Federal and state income taxes as if the Company had been a C Corporation for the period presented. The effective income tax rate reflects the combined Federal and state income taxes at an assumed rate of 43 percent. The difference between the pro forma income tax rate and the Federal statutory rate of 35 percent relates primarily to the impact of state and local income taxes.

     The unaudited pro forma net income amount also gives effect to reductions in salary and bonuses for certain individuals. Following the Recapitalization, certain of the shareholders/officers of the Company will not be required to perform comparable duties for the Company or have agreed to perform such duties at lower levels of compensation. This compensation differential, net of compensation associated with the new executives (Note 8), has been reflected as a pro forma adjustment in the computation of pro forma net income.

  Basic and Diluted Net Loss per Common Share

     Net loss per common share is computed using the pro forma weighted average number of common shares outstanding during each period. In March 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." The Company has implemented SFAS No. 128 for 1997. SFAS No. 128 requires dual presentation of basic and diluted earnings per share. Basic income or loss per share includes no dilution and is computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted income or loss per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. There were no such securities or other contracts to issue common stock issued or outstanding in the years ended December 31, 1995, 1996 and 1997.

                          GLOBAL VACATION GROUP, INC.
                          (FORMERLY ALLIED BUS CORP.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  New Accounting Standards

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The adoption of SFAS No. 130 will have no impact on the Company's results of operations, financial position, or cash flows.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for financial statements beginning after December 15, 1997. Financial statement disclosures for prior periods are required to be restated. The adoption of SFAS No. 131 will have no impact on the Company's results of operations, financial position, or cash flow.

3. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1997
                                                              -------   -------
Accounts payable............................................  $ 8,260   $ 9,879
Bank overdraft..............................................    7,375     4,745
Accrued expenses............................................      730     1,135
                                                              -------   -------
                                                              $16,365   $15,759
                                                              =======   =======

4. SHAREHOLDERS' EQUITY

  Recapitalization

     In March 1998, the Company was recapitalized pursuant to an agreement between the Company, its existing shareholders, Allied Tours Holding Corp. ("Allied Holding"), the shareholders of Allied Holding and a new investor (the "Investor"). Prior to the Recapitalization, the Company had 100 shares of issued and outstanding common stock all of which were owned by Allied Holding. Pursuant to the Recapitalization, the Company redeemed an aggregate of 34 shares of common stock for $14.7 million from Allied Holding and the Investor purchased 57 shares from Allied Holding for $24.7 million. The redemption price was paid in cash of $10.7 million and $4.0 million in a 120-day promissory note bearing interest at 8 percent. The redemption was financed, in part, with $13.0 million in borrowings under the Company's credit agreement (Note 6).

     Following the redemption, the Company amended and restated its certificate of incorporation to authorize two classes of capital stock: common stock with a par value of $.01 per share and preferred stock with a par value of $1,000 per share. At that time, the 66 shares outstanding were converted into 286,249 shares of common stock and 25,762 shares of Class A Convertible Preferred Stock (the "Convertible Preferred"). The conversion into the Convertible Preferred was accounted for as a noncash dividend in March 1998 and the conversion into common stock was accounted for as a stock split. All share and per share amounts have been restated to reflect this common stock split.

                          GLOBAL VACATION GROUP, INC.
                          (FORMERLY ALLIED BUS CORP.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

4.  SHAREHOLDERS' EQUITY -- (CONTINUED)
  Preferred Stock

     Holders of Convertible Preferred are entitled to dividends to be paid in additional shares of Convertible Preferred at a rate of 15 percent per annum. The Convertible Preferred carries a liquidation preference equal to the Liquidation Value ($1,000 per share) plus any accrued but unpaid dividends. In the event that the Company effects a qualified initial public offering ("IPO"), the holders of the Convertible Preferred shall have the right to convert into common stock at a rate equal to the Liquidation Value plus any accrued but unpaid dividends divided by the per share IPO price.

     The Company has the option at any time to redeem any or all of the Convertible Preferred. The Company is required to redeem all of the Convertible Preferred on December 31, 2003. Holders of the Convertible Preferred may also require the Company to redeem all or a portion of the Convertible Preferred prior to the scheduled redemption date in the event of a qualified IPO, a change in ownership (as defined) or a fundamental change (as defined) in the business of the Company. Upon any redemption, the redemption price shall be the Liquidation Value plus any accrued but unpaid dividends.

  Equity Purchase Agreement

     In March 1998, the Company entered into a purchase agreement with the Investor and certain other parties in which the Company sold an aggregate of 22,751 shares of Convertible Preferred and an aggregate of 252,785 shares of common stock to the Investor and such other parties at a price of $1,000 and $10 per share, respectively. The agreement places restrictions on, among other things, dividends, the redemption and issuance of debt and equity securities, acquisitions, sales of assets, and related party transactions. Such restrictions will terminate upon the occurrence of certain events including the closing of a qualified IPO (as defined).

5. STOCK OPTION PLAN

     The Company adopted the 1998 Stock Option Plan (the "Stock Option Plan") to assist the Company in attracting and retaining qualified employees, directors, consultants and advisors. The Stock Option Plan provides that at any time a number of shares equal to 12 percent of the number of then outstanding shares of common stock will be reserved for issuance pursuant to grants of stock options. Unless sooner terminated by the Company's Board of Directors, the Stock Option Plan will terminate on March 29, 2008. Options granted under the Stock Option Plan may be either incentive stock options ("ISOs"), or nonstatutory stock options ("NSOs"). No option granted under the Stock Option Plan is exercisable after the tenth anniversary of the option's date of grant.

     In March 1998, the Company granted ISOs to acquire an aggregate of 6,944 shares of common stock at an exercise price of $10.00 per share. The Company has not granted any NSOs. Upon the closing of an IPO, the Company has agreed to grant options to purchase a number of shares equal in the aggregate to 7.5 percent of the number of shares of Common Stock then outstanding to certain members of management (Note 8), as well as options to purchase a number of shares of Common Stock with an aggregate value equal to $2.5 million based upon the per share price of the IPO to certain other employees of the Company.

6.  CREDIT AGREEMENT

     In March 1998, the Company entered into a credit agreement with a bank that provides for a $10.0 million revolving credit facility and provides for term loans of up to $55.0 million to be used for acquisitions. The revolving credit facility matures on September 30, 2004. The credit agreement also provides for the

                          GLOBAL VACATION GROUP, INC.
                          (FORMERLY ALLIED BUS CORP.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

6.  CREDIT AGREEMENT -- (CONTINUED)

issuance of letters of credit having an outstanding face amount up to $5.0 million. The amount available under the revolving credit facility is reduced by the amount of any outstanding letters of credit.

     The amounts available for borrowing under the term loans may be limited in certain circumstances based upon the level of equity financing and by the aggregate acquisition consideration to be paid in connection with the permitted acquisitions (as defined in the agreement). The aggregate outstanding principal balance of the term loans is payable in 26 consecutive quarterly installments commencing on June 30, 1998, as follows (in thousands).

June 30, 1998 through March 31, 1999........................   $  500
June 30, 1999 through March 31, 2000........................      750
June 30, 2000 through March 31, 2001........................    1,250
June 30, 2001 through March 31, 2002........................    1,750
June 30, 2002 through March 31, 2003........................    2,000
June 30, 2003 through March 31, 2004........................    2,300
June 30, 2004...............................................    5,000
September 30, 2004......................Any remaining unpaid principal

     If the aggregate amount of the term loans exceeds $44.2 million, each of the scheduled payments set forth above will be increased in proportion to the additional borrowing over $44.2 million and the remaining scheduled payments. The Company has the right to prepay any of the term loans without penalty. Term loans once repaid may not be re-borrowed.

     The Company may be required to prepay unpaid principal amounts on the term loans and the revolving credit facility upon the occurrence of certain events including, among others, the disposition of a business or portion thereof, the sale of equity securities, or a refinancing of the Company's debt. In addition, the level of the Company's leverage ratio (as defined) for a given year may result in the required prepayment of certain amounts as specified in the agreement.

     Borrowings under the revolving credit facility and term loans may be designated by the Company as alternate base rate advances ("ABR Advances") or eurodollar advances ("Eurodollar Advances"). ABR Advances generally bear interest at a base rate plus an applicable margin. The base rate is equal to the higher of the prime rate or the federal funds rate plus 0.5 percent. The applicable margin generally ranges from 0.25 percent to 1 percent based upon the Company's leverage ratio (as defined). Interest on ABR Advances is generally payable quarterly.

     Eurodollar Advances generally bear interest at the eurodollar rate plus an applicable margin. The eurodollar rate is the rate of interest obtained by dividing (i) the rate quoted by the bank to leading banks in the London interbank eurodollar market as the rate at which the bank is offering dollar deposits in an amount approximately equal to the advance and having a period to maturity approximately equal to the interest period applicable to the eurodollar advance by (ii) a number equal to one minus the aggregate of the then stated maximum rates during such interest period of all reserve requirements established in respect of eurocurrency funding. The interest period is the period commencing on the borrowing date and ending one, two, three or six months thereafter as selected by the Company. The applicable margin generally ranges from 1.25 percent to 2 percent based upon the Company's leverage ratio (as defined). Interest on Eurodollar Advances is due at the end of the interest period or at the end of each three month interval during the interest period. The number of Eurodollar Advances that the Company is permitted to have outstanding may be limited in certain circumstances.

                          GLOBAL VACATION GROUP, INC.
                          (FORMERLY ALLIED BUS CORP.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

6.  CREDIT AGREEMENT -- (CONTINUED)

     The Company's obligations under the credit agreement are secured by substantially all of the Company's assets and the credit agreement includes certain restrictive covenants including, among others, limitations on acquisitions, indebtedness, sales or other asset dispositions, investments, dividends or distributions, and related party transactions. The credit agreement also requires that the Company maintain certain operating and financial ratios as defined, including a maximum leverage ratio, a minimum interest coverage ratio, a minimum fixed charge coverage ratio, minimum net worth and annual limitations on capital expenditures.

7.  INCOME TAXES

     The provision for income taxes represents amounts owed in states and other jurisdictions that do not recognize S Corporation status. For the years ended December 31, 1995, 1996 and 1997, the provision for income taxes reflects effective rates that differ from the statutory Federal rate as a result of the effect of income taxed directly to shareholders and the effect of state and local income taxes. The components of the provision for income taxes consist of the following (in thousands):

                                                                 YEARS ENDED DECEMBER 31,
                                                                --------------------------
                                                                1995       1996       1997
                                                                ----       ----       ----
Current..................................................       $111       $124       $139
Deferred.................................................         (5)        (2)       (15)
                                                                ----       ----       ----
                                                                $106       $122       $124
                                                                ====       ====       ====

     The components of the Company's net deferred tax asset (liability) are as follows (in thousands):

                                                              DECEMBER 31,
                                                              ------------
                                                              1996    1997
                                                              ----    ----
Allowance for doubtful accounts.............................  $ 4     $17
Accrued expenses............................................    3       6
Other.......................................................   (8)     (9)
                                                              ---     ---
                                                              $(1)    $14
                                                              ===     ===

     In March 1998, the Company terminated its S Corporation election and, accordingly, will be subject to Federal and state income taxes. The accompanying pro forma income data for the year ended December 31, 1997, includes unaudited pro forma adjustments for income tax expense that would have been recorded had all of the income generated by the Company been subject to Federal and state income taxes based upon the tax laws in effect during that period.

8.  COMMITMENTS AND CONTINGENCIES

  Senior Management Agreements

     In March 1998, the Company entered into employment agreements with three new executives. The agreements prescribe salary and bonus compensation and provide for severance payments in certain circumstances. The agreements extend to April 2001 with one year renewals thereafter. The agreements also contain various non-compete and non-solicitation provisions.

     Under the terms of the agreements, the Company sold an aggregate of 57,500 shares of common stock at a price of $10 per share and an aggregate of 425 shares of Convertible Preferred at a price of $1,000 per share to the three executives in March 1998. All of the shares of Convertible Preferred are "Non-Vesting Preferred

                          GLOBAL VACATION GROUP, INC.
                          (FORMERLY ALLIED BUS CORP.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

8.  COMMITMENTS AND CONTINGENCIES -- (CONTINUED)

Stock." Of the shares of common stock sold, 52,777 shares are "Vesting Stock" and 4,723 shares are "Non-Vesting Common Stock."

     The Vesting Stock vests based upon both the passage of time and the performance of the Company. Of the total Vesting Stock, 67 percent or 35,184 shares vest 20 percent immediately and the remaining 80 percent generally vests ratably at 20 percent per year. The remaining 33 percent or 17,593 shares of the Vesting Stock will become fully vested on April 1, 2005. Such vesting may be accelerated based upon the performance of the Company (as defined). The Non-Vesting Common Stock and the Non-Vesting Preferred Stock vested immediately upon purchase.

     In the event that an executive ceases to be employed by the Company, the executive stock will be subject to repurchase by the Company. In the event of termination, (i) the purchase price for each unvested share of common stock will be the executive's original cost for such share, (ii) the purchase price for each vested share of common stock will be the fair market value for such share, provided, however that if the executive's employment is terminated for cause (as defined), the purchase price will be the executive's original cost for such share and (iii) the purchase price for each share of Convertible Preferred will be the Liquidation Value of such share (Note 4) plus all accrued and unpaid dividends thereon. If the Company does not elect to purchase all of the executive stock pursuant to the repurchase option, the Investor shall be entitled to exercise the repurchase option for the shares of any class of executive stock the Company has not elected to purchase.

     The agreements also provide that effective upon the closing of an IPO, the Company shall grant the executives options to purchase an aggregate of 7.5 percent of the Company's common stock outstanding at the time of the IPO at an exercise price equal to the IPO price. The options will vest in four equal installments on each of the first four anniversary dates of the grants.

  Consulting and Employment Agreements

     In March 1998, the Company entered into a consulting agreement with the former majority stockholder of the Company. The terms of the agreement provide for a fixed level of compensation and the term of the agreement extends through December 1999 and can be automatically extended for one month periods thereafter. The agreement also includes a covenant not to compete for the longer of four years or one year beyond the engagement of this individual as a consultant.

     In March 1998, the Company entered into employment agreements with two individuals who are stockholders of the Company. The Company has also entered into an employment agreement with the spouse of another stockholder. These agreements generally extend for a term of four years with one year renewals. The agreements prescribe salary and bonus compensation based upon the performance of the Company and, in certain circumstances, provide for severance payments. The agreements also contain various non-compete and non-solicitation provisions. The Company has also agreed that, effective upon the closing of a qualified IPO (as defined), the Company will grant options to two of the executives to purchase up to an aggregate of $2.0 million worth of common stock at an exercise price per share equal to the IPO price. Such options will generally vest in four equal annual installments on the first four anniversaries of the date of grant.

  Professional Services Agreement

     In March 1998, the Company entered into a consulting agreement with an affiliate of the Investor who will advise the Company on, among other things, corporate strategy, acquisitions, and debt and equity financing. Upon consummation of any debt or equity financing, the Company is required to pay a fee equal to 1 percent of the amount raised by the Company in connection with such financing. The term of the agreement

                          GLOBAL VACATION GROUP, INC.
                          (FORMERLY ALLIED BUS CORP.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

8.  COMMITMENTS AND CONTINGENCIES -- (CONTINUED)

extends to the earlier of the date that the Investor owns less than 10 percent of the Company or the effective date of a qualified IPO (as defined).

  Leases

     The Company leases its facilities, automobiles and certain equipment under noncancellable operating leases. The following is a schedule by years of future minimum rental payments, required under these leases expiring through 2002, as of December 31, 1997 (in thousands):

1998...........................   $  777
1999...........................      661
2000...........................      491
2001...........................      402
2002...........................       20
                                  ------
     Total.....................   $2,351
                                  ======

     Total facilities rent expense for the years ended December 31, 1995, 1996, and 1997 was approximately $417,000, $423,000 and $454,000, respectively.

  Letters of Credit

     As of December 31, 1997, the Company had issued letters of credit totaling $835,000 in favor of certain vendors that extend through January 1999. Certificates of deposit of similar amount and maturity have been pledged as collateral and are included in the accompanying balance sheet as short-term investments.

  Litigation

     The Company is periodically a party to disputes arising from normal business activities. In the opinion of management, resolution of these matters will not have a material adverse effect upon the financial position or future operating results of the Company, and adequate provision for any potential losses has been made in the accompanying financial statements.

9.  RELATED PARTY TRANSACTIONS

     Loans receivable from/loans payable to shareholders are related to borrowings from and advances to shareholders throughout the year. The loans
payable to shareholders bear no interest and were repaid        .

     Shareholder/officer salary and bonus compensation totaled $3.8 million, $4.8 million and $5.8 million for the years ended December 31, 1995, 1996 and 1997, respectively.

10.  SUBSEQUENT ACQUISITIONS

     Since March 1998, the Company has acquired Haddon Holidays, Inc. ("Haddon"), Classic Custom Vacations ("Classic") and Globetrotters, Inc. ("Globetrotters") and substantially all of the assets of MTI Vacations, Inc. ("MTI"). Each of these acquisitions was acquired principally for cash. The Company financed these acquisitions with proceeds from the issuance of additional shares of Convertible Preferred and common stock and from borrowings under the credit agreement. The acquisition of each of these business has been accounted for as a purchase for financial reporting purposes. The Company allocated the excess of the

                          GLOBAL VACATION GROUP, INC.
                          (FORMERLY ALLIED BUS CORP.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

10.  SUBSEQUENT ACQUISITIONS -- (CONTINUED)

purchase price over the fair value of net tangible assets acquired primarily to goodwill. The Company will amortize amounts allocated to goodwill over 35 years for financial reporting purposes.

  Haddon

     In March 1998, the Company purchased all of the outstanding capital stock of Haddon, a packaged vacation provider that historically has provided air, hotel and ground transportation packages for travelers to Hawaii. The Company paid a purchase price of $8.1 million, of which $7.6 million was paid in cash, and the remainder took the form of 5,000 shares of common stock, valued at $10 per share, and 450 shares of Convertible Preferred, valued at $1,000 per share. In addition, the Company incurred direct acquisition costs of approximately $260,000. The Company financed the cash purchase price and the direct acquisition costs with $4.9 million in proceeds from the issuance of common stock and Convertible Preferred, and $2.4 million in borrowings under the credit agreement.

  Classic

     In April 1998, the Company purchased all of the outstanding capital stock of Classic Vacations, a packaged vacation provider. The Company paid a purchase price of $17.1 million, all of which was paid in cash. In addition, the Company incurred direct acquisition costs of approximately $1.4 million. The Company financed the cash purchase price and the direct acquisition costs with proceeds from the issuance of $6.7 million of Convertible Preferred and $13.1 million in borrowings under the credit agreement. The proceeds from this sale and borrowing also provided approximately $1.3 million in working capital.

  MTI

     In May 1998, the Company acquired substantially all of the assets of MTI, a packaged vacation provider that (i) provides vacation packages for travelers to Hawaii (ii) provides packages for Amtrak-sponsored vacations (iii) operates the reservation system associated with packaged vacations sponsored by Hyatt and
(iv) provides Internet and credit card reward fulfillment programs. The Company paid a purchase price of $26.4 million, of which $24.0 million was paid in cash, and the remainder took the form of 24,000 shares of common stock, valued at $10 per share, and 2,160 shares of Convertible Preferred, valued at $1,000 per share. In addition, the Company incurred direct acquisition costs of approximately $820,000. The Company financed the cash purchase price and direct acquisition costs with proceeds from the issuance of $15.5 million of Convertible Preferred and $11.1 million in borrowings under the credit agreement. The proceeds from this sale and borrowing also provided approximately $1.8 million in working capital.

     The Company entered into an agreement with a former affiliate of MTI, whereby the affiliate will provide the Company with management information system ("MIS") support relating to MTI's computer reservation system and related functions.

  Globetrotters

     In April 1998, the Company purchased all of the outstanding capital stock of Globetrotters, a packaged vacation provider that historically has provided vacation packages, primarily for the Florida, Mexico and Caribbean markets. The Company paid a purchase price of $5.4 million, of which $3.4 million was paid in cash, with the remaining $2.0 million paid through the forgiveness of related-party debt. In addition, the Company incurred direct acquisition costs of approximately $415,000. The Company financed the cash purchase price and the direct acquisition costs with proceeds from the issuance of $551,000 of Convertible Preferred, $1.9 million in borrowings under the credit agreement and $1.3 million from working capital.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Classic Custom Vacations:

     We have audited the accompanying consolidated balance sheet of Classic Custom Vacations (a California corporation) as of December 31, 1997 and the related consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Classic Custom Vacations as of December 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP
San Jose, California
May 14, 1998

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Classic Custom Vacations:

     We have audited the accompanying balance sheet of Classic Custom Vacations as of December 31, 1996 and the related statements of operations, changes in shareholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Classic Custom Vacations at December 31, 1996 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          DELOITTE & TOUCHE LLP
San Jose, California
May 21, 1997

                            CLASSIC CUSTOM VACATIONS

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                1996             1997
                                                              --------         --------
                                        ASSETS
Current assets:
     Cash and cash equivalents..............................  $ 3,687          $ 9,245
     Accounts receivable....................................    2,262            1,747
     Short-term and current maturities of investments.......    2,325            3,392
     Prepaid expenses and other current assets..............    2,135            3,780
                                                              -------          -------
          Total current assets .............................   10,409           18,164
Investments, net of current maturities......................   19,711           25,600
Notes receivable from shareholders..........................      735              765
Property and equipment, net.................................    3,156            3,173
Other assets, net...........................................      138              118
                                                              -------          -------
          Total assets......................................  $34,149          $47,820
                                                              =======          =======
                    LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
     Bank overdraft ........................................  $ 1,762          $ 2,125
     Accounts payable.......................................   10,578           11,209
     Accrued liabilities....................................    2,087            2,779
     Deferred revenues......................................   14,121           19,501
     Current portion of long-term debt......................      100               --
     Deferred income taxes..................................       25               25
                                                              -------          -------
          Total current liabilities.........................   28,673           35,639
                                                              -------          -------
Long-term debt, net of current portion......................    5,906           11,676
                                                              -------          -------
Commitments and contingencies (Note 10)
Shareholders' equity (deficit):
     Common stock, no par value; authorized shares: 100,000
      in 1996 and 100,004 in 1997, respectively; shares
      issued and outstanding: 86,028 in 1996 and 86,032 in
      1997, respectively....................................    1,955            1,955
     Notes receivable from shareholders.....................     (250)            (250)
     Accumulated deficit....................................   (2,135)          (1,200)
                                                              -------          -------
          Total shareholders' (deficit) equity..............     (430)             505
                                                              -------          -------
          Total liabilities and shareholders' (deficit)
            equity..........................................  $34,149          $47,820
                                                              =======          =======

   The accompanying notes are an integral part of these financial statements.

                            CLASSIC CUSTOM VACATIONS

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                1996             1997
                                                              --------         --------
Net revenues................................................  $38,394          $42,870
Operating expenses..........................................   35,113           38,154
                                                              -------          -------
     Gross profit...........................................    3,281            4,716
                                                              -------          -------
General and administrative expenses.........................    2,956            4,449
Depreciation and amortization...............................      760            1,020
Settlement agreement legal expense..........................       --            1,184
                                                              -------          -------
     Loss from operations...................................     (435)          (1,937)
                                                              -------          -------
Other income (expense):
     Interest income........................................    2,557            3,225
     Interest expense.......................................     (333)            (440)
     Other..................................................      148              137
                                                              -------          -------
          Total.............................................    2,372            2,922
                                                              -------          -------
Income before provision for income taxes....................    1,937              985
Provision for income taxes..................................      (18)             (50)
                                                              -------          -------
     Net income.............................................  $ 1,919          $   935
                                                              =======          =======

   The accompanying notes are an integral part of these financial statements.

                            CLASSIC CUSTOM VACATIONS

      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                               TOTAL
                                          COMMON STOCK          NOTES                      SHAREHOLDERS'
                                         ---------------   RECEIVABLE FROM   ACCUMULATED      EQUITY
                                         SHARES   AMOUNT    SHAREHOLDERS       DEFICIT       (DEFICIT)
                                         ------   ------   ---------------   -----------   -------------
Balance, January 1, 1996...............  57,352   $1,705        $  --          $(4,054)       $(2,349)
     Issuance of shares................  28,676      250         (250)              --             --
     Net income........................      --       --           --            1,919          1,919
                                         ------   ------        -----          -------        -------
Balance, December 31, 1996.............  86,028    1,955         (250)          (2,135)          (430)
     Issuance of shares................       4       --           --               --             --
     Net income........................      --       --           --              935            935
                                         ------   ------        -----          -------        -------
Balance, December 31, 1997.............  86,032   $1,955        $(250)         $(1,200)       $   505
                                         ======   ======        =====          =======        =======

   The accompanying notes are an integral part of these financial statements.

                            CLASSIC CUSTOM VACATIONS

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                YEARS ENDED DECEMBER 31,
                                                              ----------------------------
                                                                1996                1997
                                                              --------            --------
Cash flows from operating activities:
     Net income.............................................  $ 1,919             $   935
     Adjustments to reconcile net income to net cash
      provided by operating activities:
          Depreciation and amortization.....................      760               1,020
          Unrealized loss on investments....................      150                  --
          Changes in assets and liabilities:
            Accounts receivable.............................   (1,095)                485
            Prepaid expenses and other assets...............    1,552              (1,647)
            Accounts payable................................    2,203                 631
            Accrued liabilities.............................     (667)                693
            Deferred revenues...............................    1,128               5,380
                                                              -------             -------
               Net cash provided by operating activities....    5,950               7,497
                                                              -------             -------
Cash flows from investing activities:
     Purchases of property and equipment....................   (2,052)             (1,020)
     Purchases of investments...............................  (11,051)            (15,907)
     Proceeds from maturities and scheduled payments of
      investments...........................................    2,024               7,335
     Issuance of notes receivable from shareholders.........     (588)                 --
     Redemption of notes receivable from shareholders.......       15                  --
     Other assets...........................................      (28)                  4
                                                              -------             -------
               Net cash used in investing activities........  (11,680)             (9,588)
                                                              -------             -------
Cash flows from financing activities:
     Bank overdraft.........................................       30                 363
     Borrowings on long-term debt, net......................    1,986               6,208
                                                              -------             -------
               Net cash provided by financing activities....    2,016               6,571
                                                              -------             -------
Effects of exchange rate change on cash.....................     (196)              1,078
                                                              -------             -------
Net (decrease) increase in cash and equivalents.............   (3,910)              5,558
Cash and cash equivalents, beginning of year................    7,597               3,687
                                                              -------             -------
Cash and cash equivalents, end of year......................  $ 3,687             $ 9,245
                                                              =======             =======
Supplemental disclosure of cash flow information:
          Interest..........................................  $   221             $   469
                                                              -------             -------
          Income taxes......................................  $   247             $    50
                                                              =======             =======
Supplemental schedule of noncash financing activity:
          Issuance of common stock for notes receivable from
            shareholders....................................  $   250             $    --
                                                              =======             =======

   The accompanying notes are an integral part of these financial statements.

                            CLASSIC CUSTOM VACATIONS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1997

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     Classic Custom Vacations (the "Company") was incorporated in California in February 1984. The Company is in the travel business offering customized vacations to Hawaii, North America and certain European destinations. The Company sells exclusively through travel agents.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as of the dates and for the periods presented. Actual results could differ from those estimates.

  Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and equivalents, accounts receivable and investments. Risks associated with cash are mitigated by banking with creditworthy institutions. Risks associated with accounts receivable are mitigated by the Company's ability to offset the majority of its receivables which are due from the Company's vendors against amounts due to those vendors. See Note 2 for risks associated with investments.

  Investments

     The Company classifies its investments as "held-to-maturity," and they are measured at amortized cost based on the Company's intent and ability to hold the investments to maturity. Any gains and losses on sales of investments are computed on a specific identification basis. Investments are classified as current and long-term based on contractual maturities.

  Prepaid Expenses and Other Current Assets

     Prepaid expenses and other current assets consist primarily of payments to airlines for future air travel, which are recognized as expenses on the departure.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years or the lease term, if shorter.

  Long-Lived Assets

     The Company evaluates the recoverability of long-term assets on an ongoing basis based on undiscounted future cash flows.

                            CLASSIC CUSTOM VACATIONS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) Revenue Recognition

     The Company recognizes revenue from the sale of travel components (hotel, air, car) upon departure. Prepayments from customers are classified as deferred revenues and are recognized as revenue upon the customer's departure. For the years ended December 31, 1996 and 1997, net revenues are derived from the sale of travel products and services with a value of approximately $153.8 million and $169.3 million, net of approximately $115.4 million and $126.4 million in direct costs from suppliers, respectively.

  Operating Expenses

     Operating expenses include travel agent commissions and credit card fees, together with salaries and expenses for reservations, sales, marketing, and operational support personnel.

  Settlement Agreement Legal Expense

     Settlement agreement legal expense comprise the costs incurred by the Company as a result of the matters discussed in Note 14 relating to the settlement agreement.

  Income Taxes

     Deferred income tax liabilities are recognized for future taxable amounts and deferred income tax assets are recognized for future deductions, net of a valuation allowance, to reduce deferred tax assets to amounts that are more likely than not to be realized. Effective January 1, 1996, the Company elected to be taxed as a Subchapter S Corporation for both Federal and California income tax purposes and, accordingly, the income of the Company is included in the individual tax returns of the shareholders. Subchapter S Corporation status is subject to certain perpetual qualifications. In the event that the Company no longer complies with such qualifications, the Company would be subject to corporate level taxation. See Note 15.

  Foreign Currency

     Gains and losses resulting from foreign currency transactions are included in the accompanying consolidated statements of income.

  Derivative Financial Instruments

     In the ordinary course of business, the Company uses derivative financial instruments to offset exposures to foreign exchange and interest rate fluctuation risks. It is the Company's policy not to engage in the use of derivative financial instruments for speculative purposes. All foreign currency-hedging transactions mature within one year and are used to hedge Swiss Franc (CHF) and Danish Kroner (DKK) exposures.

     Gains and losses on future and forward contracts, and sold options are generally offset with gains and losses on the assets, liabilities and transactions being hedged and, therefore, do not subject the Company to additional risks from exchange and interest rate movements. The gain and losses are included in other income on the accompanying consolidated statements of income. The discount or premium on forward contracts are included in other income on the accompanying consolidated statements of income and recognized over the life of the forward contract.

     Sold foreign exchange option contracts are carried at fair value and, as such, are adjusted each balance sheet date for changes in exchange rates. Gains and losses associated with these financial instruments are recorded in income.

                            CLASSIC CUSTOM VACATIONS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  Interest Rate Derivatives

     The Company enters into interest rate futures in order to hedge the adjustable interest rate on the Company's foreign bank borrowings.

  Fair Value of Financial Instruments

     Statement of Financial Accounting Standards No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," requires the Company to disclose the fair value of financial instruments for which it is practicable to estimate fair value. Financial instruments included in the Company's balance sheet as of December 31, 1996 and 1997 consist of cash and cash equivalents, investments, notes receivable from shareholders and long-term debt. For cash and equivalents, the carrying amount is a reasonable estimate of the fair value as the borrowings are at adjusted interest rates based on fluctuations in market conditions. It is not practicable to estimate the fair value of the notes receivable from shareholders due to the related party relationship.

  Consolidation

     In December 1997, the Company formed two wholly-owned subsidiaries (the "Subsidiaries"). All significant intercompany accounts and transactions between the Company and the Subsidiaries have been eliminated in the accompanying consolidated financial statements.

  Reclassifications

     Certain 1996 amounts have been reclassified to conform with the 1997 presentation.

  Recently Issued Accounting Standards

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which is required to be adopted by the Company in its first quarter of fiscal 1998. At that time, the Company will be required to disclose, in financial statement format, all non-owner changes in equity. Such changes include, for example, cumulative foreign currency translation adjustments, certain minimum pension liabilities and unrealized gains and losses on available-for-sale securities. The Company has studied the implications of SFAS 130 and, based on its initial evaluation, does not expect it to have a material impact on the Company's financial statements.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for reporting information about operating segments in annual financial statements and interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. As defined in SFAS 131, operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company will adopt SFAS 131 in fiscal 1998.

2.  INVESTMENTS

     The Company's investments are for purposes other than trading and consist of:

                            CLASSIC CUSTOM VACATIONS

2.  INVESTMENTS -- (CONTINUED)
          - Certificates of Deposit. Certificates of deposit are made with various financial institutions in the U.S. with original maturities generally from 30 to 360 days. All of the Company's certificates of deposit are held to secure terms with various vendors and to collateralize U.S. bank borrowings (see Note 7).

          - Domestic Mortgages. Domestic mortgages consist of first, second and third mortgages on various properties primarily in Southern California and Nevada, including land, single and multi-family dwellings, and commercial property. Interest payments are due monthly at rates ranging from 8.0% to 14.0%. Principal payments are due upon maturity, which range from one to five years and include an option to extend the loan with the consent of both parties.

          - Foreign Mortgages. Foreign mortgages consist of second mortgages on single family dwellings in Denmark. Principal and interest payments are due quarterly, and the loan terms range from maturities of generally 6 to 25 years. The mortgages bear interest at rates ranging from 7.3% to 14.1%. All foreign mortgages serve as collateral for foreign bank borrowings (see Note 7).

     Investments, at amortized cost, at December 31 consist of the following (in thousands):

                                                               1996      1997
                                                              -------   -------
Certificates of deposit.....................................  $ 1,500   $ 1,000
Domestic mortgages..........................................   10,110    11,156
Foreign mortgages...........................................   10,426    16,836
                                                              -------   -------
Total investments...........................................   22,036    28,992
Current maturities..........................................   (2,325)   (3,392)
                                                              -------   -------
                                                              $19,711   $25,600
                                                              =======   =======

The estimated fair value of the domestic mortgages approximates cost at December 31, 1996 and 1997. The estimated fair value of foreign mortgages was $11.7 million and $17.9 million at December 31, 1996 and 1997, respectively.

     The amortized cost of investments at December 31, 1997 by contractual maturities is as follows (in thousands):

                                                             DUE AFTER    DUE AFTER
                                                              ONE YEAR    FIVE YEARS   DUE AFTER
                                               DUE IN ONE     THROUGH      THROUGH        TEN
                                              YEAR OR LESS   FIVE YEARS   TEN YEARS      YEARS
                                              ------------   ----------   ----------   ---------
Certificates of Deposit.....................     $1,000        $   --        $ --       $    --
Domestic mortgages..........................      2,392         8,764          --            --
Foreign mortgages...........................         --            --         156        16,680
                                                 ------        ------        ----       -------
Total investments...........................     $3,392        $8,764        $156       $16,680
                                                 ======        ======        ====       =======

     The Company did not sell any investments during the years ended December 31, 1996 and 1997.

     In December 1997, certain domestic mortgages, valued at approximately $4.3 million, and foreign mortgages, valued at approximately $1.4 million, net of borrowings, (see notes 2 and 7) were transferred by the Company to the Subsidiaries.

                            CLASSIC CUSTOM VACATIONS

2.  INVESTMENTS -- (CONTINUED)

  Interest Rate Futures and Foreign Currency Instruments

     The table below shows the contract amount and credit risk amounts of the Company's interest rate futures and foreign currency instruments at December 31, 1996 and 1997 in U.S. dollar equivalents. The unrealized gain (loss) represents the Company's gross exposure to potential gains or losses on these transactions, based on then-current interest rates and currency exchange rates at each respective date. The Company's exposure to credit loss and market risk will vary over time as a function of interest rates and currency exchange rates.

     The table below does not reflect the gains or losses associated with the exposures and transactions that the foreign exchange and interest rate instruments are intended to hedge.

                                                 DECEMBER 31, 1996        DECEMBER 31, 1997
                                               ----------------------   ----------------------
                                               CONTRACT   UNREALIZED    CONTRACT   UNREALIZED
                                                AMOUNT    GAIN (LOSS)    AMOUNT       GAIN
                                               --------   -----------   --------   -----------
                                                               (IN THOUSANDS)
Interest rate contracts:
     Futures.................................   $5,972       $  (1)      $   --       $ --
Foreign currency contracts:
     Forward contracts.......................    4,600         120        6,300        182
     Sold options............................    1,508        (253)          --         --

At December 31, 1996 and 1997, 13% and 10%, and 10% and 12% respectively, consisted of domestic mortgages with two borrowers.

3.  PROPERTY AND EQUIPMENT

     Property and equipment at December 31 consists of the following (in thousands):

                                                               1996      1997
                                                              -------   -------
Equipment...................................................  $ 4,739   $ 5,212
Furniture and fixtures......................................    1,385       866
Leasehold improvements......................................      603       699
Projects in progress........................................      645       784
                                                              -------   -------
                                                                7,372     7,561
Accumulated depreciation and amortization...................   (4,216)   (4,388)
                                                              -------   -------
                                                              $ 3,156   $ 3,173
                                                              =======   =======

                            CLASSIC CUSTOM VACATIONS

4.  NOTES RECEIVABLE FROM SHAREHOLDERS

     Notes receivable from shareholders at December 31 consist of the following (in thousands):

                                               MATURITY      INTEREST
                SHAREHOLDER                      DATE          RATE     1996     1997
                -----------                  -------------   --------   -----   ------
                     A                       November 1999   Variable   $ 176   $  191
                     B                         July 2002        8%        381      381
                     C                         July 2002        8%        237      256
                     D                         July 2002     Variable     191      187
                                                                        -----   ------
                                                                          985    1,015
     Amount classified within shareholders' equity (deficit)             (250)    (250)
                                                                        -----   ------
                                                                        $ 735   $  765
                                                                        =====   ======

     The variable interest rate is defined as Bank of America's prime rate (8.25% at December 31, 1996 and 1997).

     The note receivable from shareholder C is collateralized by 10% of the shareholder's common stock in the Company. The remaining notes are unsecured.

5.  OTHER ASSETS

     Other assets at December 31 consist of the following (in thousands):

                                                              1996       1997
                                                              ----       ----
Equity investments..........................................  $ 57       $ 56
Long-term deposits and other................................    85         82
                                                              ----       ----
                                                               142        138
Accumulated amortization....................................    (4)       (20)
                                                              ----       ----
Other assets, net...........................................  $138       $118
                                                              ====       ====

6.  ACCRUED LIABILITIES

     Accrued liabilities at December 31 consist of the following (in thousands):

                                                            1996         1997
                                                           ------       ------
Accrued compensation and related benefits................  $1,372       $1,850
Other....................................................     715          929
                                                           ------       ------
                                                           $2,087       $2,779
                                                           ======       ======

                            CLASSIC CUSTOM VACATIONS

7.  LONG-TERM DEBT

     Long-term debt at December 31 consists of the following (in thousands):

                                                               1996         1997
                                                              ------       -------
Foreign bank borrowings.....................................  $5,606       $11,676
Note payable................................................     400            --
                                                              ------       -------
Total.......................................................   6,006        11,676
Current portion of long-term debt...........................    (100)           --
                                                              ------       -------
Long-term debt, net of current portion......................  $5,906       $11,676
                                                              ======       =======

     The Company's foreign bank borrowings represent a multi-currency loan facility with a borrowing limit of DKK 75.0 million (approximately US $11.0 million) with a bank in Denmark, due February 2, 2002. As a result of currency fluctuations, at December 31, 1997, borrowings of Swiss francs under the DKK loan facility exceeded the borrowing base (see Note 15). Interest is due periodically (based upon the loan draw down date) at which time the interest rate is adjusted to LIBOR (1.94% at December 31, 1997) plus 1.25% based upon the currency of the underlying debt. Borrowings under the facility are collateralized by substantially all of the foreign mortgages (see Note 2). Current borrowings are denominated in Switzerland francs (CHF 17.0 million), bear interest at rates ranging from 2.8% to 3.6% and mature on various dates in 1998.

     The note payable at December 31, 1996, represents an installment note due to a domestic bank, payable in 48 monthly installments of $8,000 plus interest at 6.15% and is secured by a $500,000 certificate of deposit (see Note 2).

     At December 31, 1996, the Company had a $100,000 line of credit, due on demand and bearing interest at the bank's prime rate (8.25% at December 31, 1996) secured by a $100,000 certificate of deposit with the same bank. The line expired in 1997. Separately, during 1997, the Company entered into a $1.0 million line of credit with the same bank due on demand and bearing interest at the bank's prime rate (8.25% at December 31, 1997). The line was collateralized by certain of the Company's assets and no amount was outstanding at December 31, 1997. The line was cancelled in April 1998.

8.  INCOME TAXES

     The income tax provision for 1996 and 1997 consists of currently payable state franchise taxes of $18,000 and $50,000.

     Deferred income taxes reflect the impact of the temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Deferred income taxes result principally from depreciation and amortization and other expenses recognized for financial reporting purposes that are not deductible for income tax purposes until future years. At December 31, 1996 and 1997, the Company had a net deferred tax liability of $25,000.

     Effective January 1, 1996, the Company elected to be taxed as a Subchapter S Corporation for both federal and California income tax purposes and, accordingly, the income of the Company is included in the individual tax returns of the shareholders. The Company is subject to a California income tax of 1.5% in addition to the taxes required from its shareholders. To the extent that the Company makes any disposition of assets subject to the S Corporation "built-in gains" tax within 10 years from January 1, 1996, any disposition gain would be taxed at the corporate tax rate in effect at the date of such disposition. "Built-in gains" are the net appreciation of assets arising prior to the Company's election to be taxed as an S Corporation. See Note 15.

                            CLASSIC CUSTOM VACATIONS

9.  STOCK PURCHASE AGREEMENT

     During 1996, two individuals purchased 25,808 shares of common stock pursuant to an agreement dated August 28, 1992. In connection with the stock issuance, the Company issued notes receivable totaling $250,000.

10.  COMMITMENTS AND CONTINGENCIES

     The Company leases its facilities and certain equipment under various operating leases expiring through January 2002. Under the terms of the facilities lease, the Company is required to pay property taxes, insurance and maintenance costs.

     Future minimum annual payments under operating leases are as follows (in thousands):

1998........................................................   $  628
1999........................................................      576
2000........................................................      110
2001........................................................       16
2002........................................................       12
                                                               ------
Total minimum lease payments................................   $1,342
                                                               ======

     Rent expense under operating leases was $518,000 and $570,000 for 1996 and 1997, respectively.

     During 1997, the Company had volume purchase commitments with a long-distance telephone carrier that were not achieved. The Company is currently negotiating with the carrier to restructure the agreement. In the event that such negotiations are unsuccessful, the Company may be subject to certain claims by the carrier.

11.  RELATED PARTY TRANSACTIONS

     The Company holds a domestic mortgage of $1.2 million from a shareholder of the Company. The mortgage is secured by real property and bears interest at 8% due monthly. The note is due on November 15, 1999 (see Note 15).

     The Company holds a mortgage of $175,000 from a consultant to the Company. The mortgage is secured by real property in Denmark and bears interest at 10% due monthly. The note is due in December 1999 and is classified as a domestic mortgage.

     In July 1996, the Company entered into separate five-year employment agreements (the "Employment Agreements") with two of its officers who are also shareholders. The respective Employment Agreements each provide for (i) annual base compensation of $250,000, (ii) incentive compensation of 10% percent of net profit, as defined, and (iii) compensation of $1.0 million in the event of a change in control, as defined (see Note 15).

     During 1995, the Company made an equity investment of approximately $147,000 in a public company of which a shareholder of the Company was an officer. During 1996, the investment was written down by $146,000, included in other income, net, in the accompanying consolidated financial statements, due to a decline in market value, and was fully written off in 1997.

12.  PROFIT-SHARING PLAN

     The Company adopted a 401(k) Savings and Investment Plan (the "Plan") effective January 1, 1995. All employees completing six months of service are eligible to participate in the Plan subject to certain

                            CLASSIC CUSTOM VACATIONS

12.  PROFIT-SHARING PLAN -- (CONTINUED)
restrictions. Profit-sharing contributions by the Company are determined at the discretion of the Board of Directors. The Company contributed $34,000 and $41,000 to the Plan during the years ended December 31, 1996 and 1997.

13.  MAJOR CUSTOMERS AND VENDORS

  Market Concentrations

     The Company operates in one market segment: sales of flexible itinerary travel. In 1996 and 1997, net revenues for travel to and from Hawaii totaled $36.2 million and $40.6 million, respectively, or 94% and 95%, respectively, of total net revenues.

  Major Customers

     The following customers accounted for 10% or more of total revenues in the period indicated:

                                                              FOR THE YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                               1996         1997
                                                              ------       ------
Customer A..................................................  16.6%        17.2%
Customer B..................................................    *          12.1%

     --------------------
     * Less than 10%

     During 1996 and 1997, one vendor accounted for 19.5% and 21.2%, respectively, of total cost of goods sold.

14.  SETTLEMENT AGREEMENT

     Effective June 18, 1997, the Company's shareholders entered into an agreement (the "Settlement Agreement") providing for the settlement of litigation among the shareholders without consideration being paid to or by any shareholder. Legal and other fees relating to the matters addressed by the Settlement Agreement amounted to approximately $1.7 million in 1997 including $1.2 million of legal fees reflected on the accompanying consolidated statement of operations. Additionally, the Settlement Agreement provided for, among other things, the following:

  Articles of Incorporation

     The Settlement Agreement provided for amendment of the Company's articles of incorporation to (i) increase the number of authorized directors of the Company to 5 and (ii) create a two-class capital structure consisting of 100,000 Class A Common Shares (the "Class A Shares") and 4 Class B Common Shares (the "Class B Shares"). The Class A Shares replaced the then outstanding shares of the Company's common stock. The Class B Shares were issued at $1 per share. In addition to having the same rights as the Class A Shares, approval of 75 percent of the Class B Shares is required to (i) effect further amendments to the articles of incorporation, (ii) approve the issuance of additional Class A Shares and (iii) remove any director appointed as the fifth director, as defined.

  Consulting Agreements

     The Settlement Agreement also provided that the Company would enter into separate consulting agreements (the "Consulting Agreements") with three of the shareholders for the period from January 1, 1997 through the earlier of the sale of the Company or December 31, 1999. In the event that services are

                            CLASSIC CUSTOM VACATIONS

14.  SETTLEMENT AGREEMENT -- (CONTINUED)
rendered under all of the Consulting Agreements, then aggregate fees relating thereto would amount to approximately $42,000 per month. Fees paid under the Consulting Agreements amounted to approximately $504,000 during 1997, reflected in general and administrative on the accompanying statements of operations.

  Employment Agreements

     The Settlement Agreement modified the Employment Agreements referred to in
Note 11 to provide for special bonuses in the annual amounts of $250,000 and $83,333, respectively, to the two shareholders during both 1998 and 1999, except that the Company's obligation to pay such amounts terminates upon the sale of the Company, with pro rata payment made through the date of any such sale. Additionally, the Settlement Agreement further amended the calculation of incentive compensation under the Employment Agreements to exclude legal and certain other expenses relating to the matters addressed by the Settlement Agreement from the expenses of the Company included in such compensation calculations. Also, the Settlement Agreement provided that the compensation to be paid to these individuals in the event of a change in control, as defined, was amended to be $1.0 million to each.

  Commitment to Sale

     The Settlement Agreement also provided that the parties use their best efforts to sell the Company by December 31, 1997 (see Note 15).

15.  SUBSEQUENT EVENTS

     On April 20, 1998, all of the outstanding shares of the Company were acquired (the "Acquisition") by Global Vacation Group, Inc., a New York corporation ("GVG") for $15.1 million, including $625,000 deposited in escrow pursuant to certain indemnity provisions. Certain of the shareholders sold their shares for $9.3 million in cash, while others exchanged their shares in the Company for all of the outstanding shares of the Subsidiaries (see Note 2) valued at $5.8 million. The Acquisition is subject to certain regulatory consents and approvals.

     Concurrent with the closing of the Acquisition, (i) all of the shareholder notes receivable and accrued interest (see Note 4) were paid in full and (ii) the Company sold the remaining portion of its mortgage investments not held by the Subsidiaries, together with the associated debt and all foreign currency contracts (see Notes 2 and 7), to Master Capital Company, a California general partnership ("Master"). One of the Company's former shareholders is a partner in Master. These mortgage investments were sold at net book value at April 20, 1998, less a discount of $500,000. The Company received cash proceeds and a note receivable (the "Master Note"). The Master Note has outstanding principal at April 20, 1998 of $5.5 million bearing interest at 9% per annum and providing for $3.0 million of principal payments during 1998, with the balance, $2.5 million, due April 15, 2000. Interest on the Master Note is payable in four installments from May 15, 1998 to August 15, 1998 and, thereafter, is payable quarterly until maturity.

     The remaining $2.0 million change in control payments referred to in Note 14 were paid upon closure of the Acquisition.

     As a result of the Acquisition of its shares by GVG, the Company will convert to C Corporation status for income tax reporting purposes in 1998.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of
MTI Vacations, Inc.

     We have audited the accompanying balance sheets of MTI Vacations (as described in Note 1) as of December 31, 1996 and 1997 and the related statements of income, changes in owners' deficit and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of MTI Vacations management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTI Vacations as of December 31, 1996 and 1997, and the results of operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND LLP

Chicago, Illinois
March 27, 1998, except for Notes 1 and 10, as to which the date is May 1, 1998.

                                 MTI VACATIONS

                                 BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1997
                                 (IN THOUSANDS)

                                                               1996      1997
                                                              -------   -------
                                    ASSETS
CURRENT ASSETS:
     Cash and cash equivalents:
          Unrestricted......................................  $    13   $    13
          Restricted........................................       --     1,344
     Short-term investments -- restricted...................       --       500
     Prepaid tour costs.....................................    2,371     2,083
     Receivables............................................    1,077     1,618
     Due from employees.....................................       25         7
     Other..................................................      933       352
                                                              -------   -------
               Total current assets.........................    4,419     5,917
                                                              -------   -------
FURNISHINGS AND EQUIPMENT, NET..............................    2,073     1,600
OTHER ASSETS:
     Long-term investments -- restricted....................   11,527     9,608
     Deposits...............................................      101       102
                                                              -------   -------
               Total other assets...........................   11,628     9,710
                                                              -------   -------
                    Total assets............................  $18,120   $17,227
                                                              =======   =======
LIABILITIES AND OWNERS' DEFICIT
CURRENT LIABILITIES:
     Customer deposits......................................  $11,527   $11,452
     Accounts payable.......................................    5,305     6,618
     Accrued expenses.......................................    2,483     2,532
     Deferred marketing revenue.............................       --       123
                                                              -------   -------
               Total current liabilities....................   19,315    20,725
                                                              -------   -------
COMMITMENTS AND CONTINGENCIES
OWNERS' DEFICIT:
     Unrealized holding gains...............................       68       198
     Owners' investment.....................................   (1,263)   (3,696)
                                                              -------   -------
               Total owners' deficit........................   (1,195)   (3,498)
                                                              -------   -------
                    Total liabilities and owners' deficit...  $18,120   $17,227
                                                              =======   =======

    The accompanying notes are an integral part of the financial statements.

                                 MTI VACATIONS

                              STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                                 (IN THOUSANDS)

                                                               1995      1996      1997
                                                              -------   -------   -------
Net revenues................................................  $25,655   $30,108   $29,194
Operating expenses..........................................   22,405    26,458    25,782
                                                              -------   -------   -------
          Gross profit......................................    3,250     3,650     3,412
General and administrative expenses.........................    2,292     2,715     1,643
Depreciation and amortization...............................      681       566       528
                                                              -------   -------   -------
          Income from operations............................      277       369     1,241
Investment income...........................................    1,072       985     1,086
                                                              -------   -------   -------
          Net income........................................  $ 1,349   $ 1,354   $ 2,327
                                                              =======   =======   =======

    The accompanying notes are an integral part of the financial statements.

                                 MTI VACATIONS

                         STATEMENTS OF OWNERS' DEFICIT
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997
                                 (IN THOUSANDS)

                                                          UNREALIZED HOLDING      OWNERS'
                                                             GAINS/LOSSES       INVESTMENT      TOTAL
                                                          ------------------   -------------   -------
Balance at December 31, 1994............................        $(143)            $(1,616)     $(1,759)
     Net income.........................................           --               1,349        1,349
     Net change in owners' investment...................           --              (2,633)      (2,633)
     Net change in unrealized holding gains/losses......          134                  --          134
                                                                -----             -------      -------
Balance at December 31, 1995............................           (9)             (2,900)      (2,909)
     Net income.........................................           --               1,354        1,354
     Net change in owners' investment...................           --                 283          283
     Net change in unrealized holding gains/losses......           77                  --           77
                                                                -----             -------      -------
Balance at December 31, 1996............................           68              (1,263)      (1,195)
     Net income.........................................           --               2,327        2,327
     Net change in owners' investment...................           --              (4,760)      (4,760)
     Net change in unrealized holding gains/losses......          130                  --          130
                                                                -----             -------      -------
Balance at December 31, 1997............................        $ 198             $(3,696)     $(3,498)
                                                                =====             =======      =======

    The accompanying notes are an integral part of the financial statements.

                                 MTI VACATIONS

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                                 (IN THOUSANDS)

                                                               1995      1996      1997
                                                              ------    ------    ------
Cash flows from operating activities:
     Net income.............................................  $1,349    $1,354    $2,327
     Adjustments to reconcile net income to net cash flows
       from operating activities:
          Depreciation and amortization.....................     681       566       528
          Changes in assets and liabilities:
               Prepaid tour costs...........................  (2,014)    1,059       288
               Receivables..................................     102       101      (541)
               Other current assets.........................    (218)     (179)      581
               Deposits.....................................     (77)       (1)       (1)
               Customer deposits............................   4,169       249       (75)
               Accounts payable.............................   2,355    (1,627)    1,313
               Accrued expenses.............................     427        27        49
               Deferred revenue.............................      --        --       123
                                                              ------    ------    ------
                    Net cash provided from operating
                      activities............................   6,774     1,549     4,592
                                                              ------    ------    ------
Cash flows from investing activities:
     Capital expenditures, net of loss on disposals.........     (90)   (1,690)      (55)
     (Increase) decrease in cash and cash
       equivalents -- restricted............................    (503)      914    (1,344)
     Collections on loans to employees......................      --        30        18
     Loans to employees.....................................     (14)       --        --
     Proceeds from maturities and sales of investments......      --        --     1,549
     Purchases of investments...............................  (3,532)   (1,086)       --
                                                              ------    ------    ------
                    Net cash provided by (used in) investing
                      activities............................  (4,139)   (1,832)      168
                                                              ------    ------    ------
Cash flows from financing activities:
     Change in owners' investment...........................  (2,633)      283    (4,760)
                                                              ------    ------    ------
                    Net cash provided by (used in) financing
                      activities............................  (2,633)      283    (4,760)
                                                              ------    ------    ------
Net increase in cash and cash equivalents -- unrestricted...       2        --        --
Cash and cash equivalents -- unrestricted -- beginning of
  year......................................................      11        13        13
                                                              ------    ------    ------
Cash and cash equivalents -- unrestricted -- end of year....  $   13    $   13    $   13
                                                              ======    ======    ======
Supplemental disclosure of cash flow information:
     Cash paid for interest.................................  $   92    $  142    $    9
                                                              ======    ======    ======

    The accompanying notes are an integral part of the financial statements.

                                 MTI VACATIONS
                         NOTES TO FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION AND ORGANIZATION

  Basis of Presentation

     On May 1, 1998 Global Vacation Group, Inc. ("GVG") acquired certain assets and liabilities of MTI Vacation, Inc. The accompanying financial statements reflect the assets and liabilities acquired by GVG on a historical basis for the three years beginning January 1, 1995, and are referred to as "MTI" or "MTI Vacations". The assets and liabilities of MTI Vacations, Inc. excluded from the acquisition were principally non operating assets and liabilities.

  Organization

     MTI provides a variety of services primarily to the travel industry. MTI packages vacation tours which include air transportation, hotel accommodations and ground transportation to selected destinations under its own MTI Vacations brand. These vacation packages are sold predominantly through individual travel agencies. Through 1996, MTI offered vacation packages to Florida, Las Vegas and Hawaii. During 1997 MTI discontinued offering packages to Florida and Las Vegas and continues to serve Hawaii exclusively. MTI also provides turnkey reservations and travel package processing services to the travel industry including a national hotel chain and a national rail company under their respective brand names. In addition, MTI is a seller of optional sight-seeing tours in the state of Hawaii.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash and Cash Equivalents

     MTI considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. For cash and cash equivalents, the carrying amount on the balance sheets approximate the fair value of those instruments.

  Investments

     Available for sale securities are reported at fair value with unrealized gains and losses included in a separate component of owners' deficit. All investments of MTI are considered available for sale.

     Realized gains and losses on the sale of investments are computed on a specific basis using the first-in, first-out method. Investments classified as noncurrent assets reflect the ability and intent of MTI to postpone the conversion of such assets into cash for at least one year.

  Furnishings and Equipment

     Furnishings and equipment are stated at cost. MTI provides for depreciation and amortization using the straight-line method over the estimated useful lives of the furnishings and equipment.

  Recognition of Gross Profit from Tour Operations

     Tour revenue and all associated direct tour expenses are recognized in the month of a customer's departure. For the years ended December 31, 1995, 1996, and 1997, net revenues consist of gross revenues of $117.2 million, $126.9 million, and $127.1 million, offset by direct tour expenses of $91.5 million, $96.8 million, and $97.9 million.

  Income Taxes

     MTI is not a tax paying entity and therefore the accompanying financial statements do not reflect the impact of income taxes.

                                 MTI VACATIONS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3.  RESTRICTED FUNDS

     Under the Department of Transportation regulations governing public charter operators, customer payments for future charter tours are deposited to an escrow account. Under the tour contract between MTI and its customers for bulk fare tours, the same practice must be followed. Prior to the departure of charter tours, funds may be expended only for certain direct charter tour costs. The balance of the escrow fund becomes available to MTI two days subsequent to the completion of the tour. Customer deposits at December 31, 1997 represent future bookings through December 1998.

4.  INVESTMENTS

     The amortized cost and fair market value of available for sale securities at December 31, 1996 and 1997 are as follows:

                                                             1996
                                        ----------------------------------------------
                                        AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                          COST        GAINS        LOSSES      VALUE
                                        ---------   ----------   ----------   --------
                                                        (IN THOUSANDS)
Available for sale:
     Mortgage backed securities.......   $11,459       $114         $46       $11,527
                                         -------       ----         ---       -------
          Total securities............   $11,459       $114         $46       $11,527
                                         =======       ====         ===       =======
                                                             1997
                                        ----------------------------------------------
                                        AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                          COST        GAINS        LOSSES      VALUE
                                        ---------   ----------   ----------   --------
                                                        (IN THOUSANDS)
Available for sale:
     Mortgage backed securities.......   $ 7,376       $182         $ 3       $ 7,555
     Municipal bonds and notes........     2,534         19          --         2,553
                                         -------       ----         ---       -------
          Total securities............   $ 9,910       $201         $ 3       $10,108
                                         =======       ====         ===       =======

     During 1995, 1996 and 1997, MTI did not dispose of any investments directly, but exchanged them with a related party at fair value. Gains and losses are treated as unrealized in the financial statements until the investments are disposed of by the related party. Upon disposal, realized gains or losses are included in investment income. Realized gains and losses were immaterial in 1995, 1996, and 1997. MTI maintains these investments to cover certain escrow requirements for customer deposits and transfers investments to and from a related party as escrow requirements change.

                                 MTI VACATIONS

4.  INVESTMENTS -- (CONTINUED)
     The amortized cost and estimated fair value of available for sale securities at December 31, 1996 and 1997, by contractual maturity, are shown below. Expected maturities can differ from contractual maturities since borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                 1996                   1997
                                                         --------------------   --------------------
                                                          AVAILABLE FOR SALE     AVAILABLE FOR SALE
                                                         --------------------   --------------------
                                                         AMORTIZED     FAIR     AMORTIZED     FAIR
                                                           COST       VALUE       COST       VALUE
                                                         ---------   --------   ---------   --------
                                                                       (IN THOUSANDS)
Maturities:
     Within 1 year.....................................   $    --    $    --     $   500    $   500
     1 to 5 years......................................        --         --       1,308      1,321
     5 to 10 years.....................................        --         --         726        732
     Mortgage backed securities........................    11,459     11,527       7,376      7,555
                                                          -------    -------     -------    -------
          Total securities.............................   $11,459    $11,527     $ 9,910    $10,108
                                                          =======    =======     =======    =======

5.  FURNISHINGS AND EQUIPMENT

     Furnishings and equipment are summarized as follows:

                                                              DECEMBER 31,
                                                            -----------------
                                                             1996      1997
                                                            -------   -------
                                                             (IN THOUSANDS)
Computer equipment........................................  $ 4,206   $ 3,958
Phone equipment...........................................    1,231     1,381
Furniture, fixtures and office............................      854     1,285
Computer software.........................................      386       397
Building improvements and other...........................      194       128
                                                            -------   -------
                                                              6,871     7,149
Less accumulated depreciation.............................   (4,798)   (5,549)
                                                            -------   -------
     Net furnishings and equipment........................  $ 2,073   $ 1,600
                                                            =======   =======

6.  COMMITMENTS AND CONTINGENCIES

  Operating Leases

     MTI leases various equipment and office space. In addition, MTI leases a building from a related party under a 5 year arrangement with annual rentals of $876,000. Minimum future rentals as of December 31, 1997 are approximately:

                                                              (IN THOUSANDS)
1998........................................................      $  961
1999........................................................         917
2000........................................................         876
2001........................................................         876
2002 and thereafter.........................................          --
                                                                  ------
                                                                  $3,630
                                                                  ======

     Rental expense for 1995, 1996 and 1997 was $428,000, $729,000 and $1.2
million, respectively.

                                 MTI VACATIONS

6.  COMMITMENTS AND CONTINGENCIES -- (CONTINUED)
  Letters-of-Credit

     At December 31, 1997, MTI had outstanding standby letters-of-credit of approximately $829,000. These letters-of-credit have been issued primarily to guarantee payment to vendors. These letters have fixed expiration dates and are expected to expire without being drawn upon.

7.  INCENTIVE SAVINGS PLANS

     The incentive savings plan offered by MTI covers substantially all employees with more than six months of service. Under the incentive savings program, MTI will match 50% of the first 6% of compensation deferred by each eligible employee. Total contributions to the incentive savings plans made by MTI were $78,000, $201,000, and $158,000, for the years ended December 31, 1995, 1996 and 1997, respectively. Contributions to the profit-sharing program are made at the discretion of the Board of Directors and were $100,000 for the year ended December 31, 1995.

8.  TRANSACTIONS WITH RELATED PARTIES

     MTI, through MTI Vacations, Inc., has an agreement with certain entities related through common ownership, wherein cash can be invested or borrowed on a daily basis. Pursuant to this agreement, total interest income from related entities for 1995, 1996 and 1997 was $92,000, $124,000 and $271,000,
respectively. Total interest expense to related parties was $185,000, $142,000 and $9,000 in 1995, 1996 and 1997, respectively.

9.  DISCONTINUED PRODUCT LINES (UNAUDITED)

     During 1997 MTI discontinued selling vacation packages for the Florida and Las Vegas markets. The following table represents the unaudited activity in 1997 pertaining to these markets as included in the accompanying MTI 1997 statement of income.

                                                              (IN THOUSANDS)
Net revenues................................................     $ 2,217
Operating expenses..........................................       3,147
                                                                 -------
          Gross profit......................................        (930)
General and administrative expenses.........................         293
Depreciation and amortization...............................         144
                                                                 -------
          Loss from operations..............................      (1,367)
Investment income...........................................          82
                                                                 -------
          Net loss..........................................     $(1,285)
                                                                 =======

10.  SUBSEQUENT EVENT

     On May 1, 1998, Global Vacation Group, Inc. purchased the operating assets and liabilities of MTI pursuant to an Asset Purchase Agreement.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Haddon Holidays, Inc.:

     We have audited the accompanying balance sheet of Haddon Holidays, Inc. (an S Corporation, the "Company") as of December 31, 1997, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Haddon Holidays, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Washington, D.C.
March 13, 1998

                             HADDON HOLIDAYS, INC.

                                 BALANCE SHEET
                            AS OF DECEMBER 31, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                ASSETS
Current assets:
     Cash and cash equivalents..............................   $1,715
     Marketable securities..................................    1,500
     Accounts receivable....................................      335
     Prepaid expenses.......................................      646
                                                               ------
          Total current assets..............................    4,196
                                                               ------
Property and equipment:
     Furniture and equipment................................      675
     Leasehold improvements.................................       62
     Less--accumulated depreciation.........................     (433)
                                                               ------
          Net property and equipment........................      304
                                                               ------
Cash surrender value of life insurance......................       38
                                                               ------
          Total assets......................................   $4,538
                                                               ======
                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable and accrued expenses..................   $2,196
     Customer deposits......................................    2,230
                                                               ------
          Total current liabilities.........................    4,426
                                                               ------
Commitment and contingencies (Note 3)
Shareholders' equity:
     Common stock, no par value; 100 shares issued and
      outstanding...........................................       --
     Retained earnings......................................       80
     Unrealized holding gain on marketable securities,
      net...................................................       32
                                                               ------
          Total shareholders' equity........................      112
                                                               ------
          Total liabilities and shareholders' equity........   $4,538
                                                               ======

       The accompanying notes are an integral part of this balance sheet.

                             HADDON HOLIDAYS, INC.

                            STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1997
                                                              -----------------
Net revenues................................................       $6,767
Operating expenses..........................................        4,935
                                                                   ------
     Gross profit...........................................        1,832
General and administrative expenses.........................        1,953
Depreciation and amortization...............................           95
                                                                   ------
     Loss from operations...................................         (216)
                                                                   ------
Other income (expense):
     Interest income........................................          351
     Other expense..........................................          (47)
                                                                   ------
     Total other income (expense)...........................          304
                                                                   ------
Income before provision for income taxes....................           88
Provision for income taxes..................................           --
                                                                   ------
     Net income.............................................       $   88
                                                                   ======


        The accompanying notes are an integral part of this statement.

                             HADDON HOLIDAYS, INC.

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                UNREALIZED
                                                            COMMON   RETAINED    HOLDING
                                                            STOCK    EARNINGS   GAIN, NET    TOTAL
                                                            ------   --------   ----------   -----
Balance, January 1, 1997..................................  $  --     $ 192        $ 63      $ 255
     Net income...........................................     --        88          --         88
     Distributions to shareholders........................     --      (200)         --       (200)
     Unrealized holding loss..............................     --        --         (31)       (31)
                                                            -----     -----        ----      -----
Balance, December 31, 1997................................  $  --     $  80        $ 32      $ 112
                                                            =====     =====        ====      =====

         The accompanying notes are an integral part of this statement.

                             HADDON HOLIDAYS, INC.

                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1997
                                                              -----------------
Cash flows from operating activities:
     Net income.............................................       $   88
     Adjustments to reconcile net income to net cash
      provided by operating activities--
          Depreciation and amortization.....................           95
          Realized loss on investment.......................           86
          Net realized gains on marketable securities.......         (116)
          Decrease in accounts receivable...................          112
          Increase in prepaid expenses......................         (318)
          Increase in cash surrender value of life
           insurance........................................           (5)
          Increase in accounts payable......................          690
          Increase in accrued expenses......................           64
                                                                   ------
               Net cash provided by operating activities....          696
                                                                   ------
Cash flows from investing activities:
     Purchase of property and equipment.....................         (254)
     Proceeds from sales of marketable securities...........        1,569
     Purchases of marketable securities.....................         (710)
                                                                   ------
               Net cash provided by investing activities....          605
                                                                   ------
Cash flows from financing activities:
     Distributions to shareholders..........................         (200)
                                                                   ------
               Net cash used in financing activities........         (200)
                                                                   ------
Net increase in cash and cash equivalents...................        1,101
Cash and cash equivalents, beginning of year................          614
                                                                   ------
Cash and cash equivalents, end of year......................       $1,715
                                                                   ======
Supplemental disclosures:
     Realized loss on investment in Community Camera,
      Inc...................................................       $  (86)
                                                                   ======
     Unrealized holding loss on marketable securities
      available for sale....................................       $  (31)
                                                                   ======

         The accompanying notes are an integral part of this statement.

                             HADDON HOLIDAYS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 1997

1.  ORGANIZATION

     Haddon Holidays, Inc. (the "Company"), incorporated in New Jersey, was formed on April 5, 1975. The Company was organized for the purpose of providing the distribution of travel services to Hawaii. The Company's offices are currently located in Mount Laurel, New Jersey.

     As of December 31, 1997, the Company's ownership structure consisted of 100 shares of common stock, no par value, held by two individuals. These individuals held 55 percent and 45 percent of the common stock of the Company, respectively.

2.  SIGNIFICANT ACCOUNTING PRINCIPLES

  Revenue Recognition

     The Company records net revenues when earned, which for all services provided is the departure date of the customer. Net revenues consist primarily of commissions and markups on travel services, volume bonuses from travel service providers and cancellation fees. Cancellation fee revenue is recorded when received. The Company has not recorded a reserve for cancellations, as any previously recorded net revenue would be offset by the cancellation fees received. For the year ended December 31, 1997, net revenue is derived from the sale of travel products and services with a value of approximately $28.3 million, net of approximately $21.5 million in direct costs from suppliers.

  Operating Expenses

     Operating expenses include travel agent commissions, salaries, communications, advertising, and other costs associated with the selling and processing of travel reservations and services.

  Customer Deposits

     Customer deposits represent amounts received from customers for which net revenues have not been earned and operating costs have not yet been remitted to the related travel service vendor. Customer deposits are generally collected one to two months prior to departure date.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

  Property and Equipment

     Property and equipment are stated at cost. Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, which range from five to seven years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the estimated useful life or the term of the lease.

     Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of income.

                             HADDON HOLIDAYS, INC.

2.  SIGNIFICANT ACCOUNTING PRINCIPLES -- (CONTINUED)
  Income Taxes

     The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective shares in their individual income tax returns. The Company has also elected to be taxed as a Subchapter S Corporation for New Jersey state purposes.

  Marketable Securities

     Marketable securities at December 31, 1997, are principally instruments of the U.S. government and its agencies, of state governments, and of municipalities. The Company accounts for its marketable securities under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115, the Company classifies its debt and marketable equity securities in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities which the Company has the ability and intent to hold to maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. In 1997, the Company did not have any securities classified as trading or held-to-maturity.

     Under SFAS 115, available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded form earnings and are reported as a separate component of stockholders' equity until realized. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

  Accounts Receivable

     As of December 31, 1997, accounts receivable consist primarily of credit card and co-op marketing receivables. Co-op marketing receivables relate to the agreements that the Company has with various travel service suppliers to be included in the Company's marketing plan. Income from co-op marketing is recognized over the life of the marketing brochure (generally one year) and is recorded as reduction of marketing expense in general and administrative expense on the accompanying statement of income. No reserve for uncollectible accounts has been recorded because in the opinion of management, all amounts reflected as accounts receivable on the accompanying balance sheet are considered collectible.

  Cash Surrender Value of Life Insurance

     The Company currently holds a life insurance policy on one of its officers with a face amount of $200,000. The cash surrender value of this policy at December 31, 1997 was $38,000 and is recorded as an asset on the accompanying balance sheet.

  Fair Value of Financial Instruments

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the financial statements at cost, which approximates fair value. Marketable securities are reflected at fair value.

                             HADDON HOLIDAYS, INC.

2.  SIGNIFICANT ACCOUNTING PRINCIPLES -- (CONTINUED)
  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Concentrations of Risk

     Travel Service Providers -- The Company markets and sells travel services of global, national and local land and air service providers. One airline accounted for approximately 30% of the Company's cost of sales in 1997.

     Geographical -- All travel services sold in 1997 had Hawaii destinations.

  New Accounting Standards

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The adoption of SFAS 130 will have no impact on the Company's results of operations, financial position or cash flows.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about product and services, geographic areas, and major customers. SFAS 131 is effective for financial statements beginning after December 15, 1997. Financial statement disclosures for prior periods are required to be restated. The adoption of SFAS 131 will have no impact on the Company's results of operations, financial position or cash flow.

3.  COMMITMENTS AND CONTINGENCIES

  Pension Plan

     The Company has a defined contribution voluntary savings plan for eligible employees. This 401(k) plan is designed to enhance the existing retirement programs of participating employees. The Company matches 25 percent of the participants' contributions to the plan. Vesting of both employer and employee contributions is immediate.

  Letters of Credit

     At December 31, 1997, the Company had standby letters of credit issued and outstanding totaling $1.2 million which primarily guarantee various trade activities. The letters of credit are secured by marketable securities having a fair value at December 31, 1997, of $1.5 million. The Company recognizes losses on these commitments as incurred. No material losses of these commitments have been incurred as of December 31, 1997, nor are any anticipated.

                             HADDON HOLIDAYS, INC.

3.  COMMITMENTS AND CONTINGENCIES -- (CONTINUED)

  Operating Leases

     The Company leases its office facilities located in Mount Laurel, N.J. from Brandywine Realty Trust, effective as of January 24, 1997. On April 14, 1997, the Company agreed to an amendment of its current lease. Future minimum rental payments on the office space and other operating leases as of December 31, 1997 are as follows (in thousands):

                        YEARS ENDING
                        DECEMBER 31,
                        ------------
1998........................................................    $160
1999........................................................     145
2000........................................................     145
2001........................................................     145
2002........................................................      36
                                                                ----
     Total..................................................    $631
                                                                ====

  Insurance

     The Company carries a broad range of insurance coverage, including general and business auto liability, commercial property, workers' compensation and a general umbrella policy. The Company has not incurred significant claims or losses on any of its insurance policies during the year ended December 31, 1997.

4.  MARKETABLE SECURITIES

     At December 31, 1997, the Company classified all investments as available-for-sale. The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value of the available-for-sale securities by security type at December 31, 1997, were as follows (in thousands):

                                                               GROSS        GROSS
                                                             UNREALIZED   UNREALIZED
                                                 AMORTIZED    HOLDING      HOLDING      FAIR
                                                   COST        GAINS        LOSSES     VALUE
                                                 ---------   ----------   ----------   ------
U.S. government agencies.......................   $1,051        $ 20         $ --      $1,071
Municipal obligations..........................      349          12           --         361
Short term investments.........................       68          --           --          68
                                                  ------        ----         ----      ------
     Total.....................................   $1,468        $ 32         $ --      $1,500
                                                  ======        ====         ====      ======

     In 1997, proceeds from sales of marketable securities were $1.6 million, and related net realized gains, included in interest income, were $116,000.

5.  INVESTMENT IN COMMUNITY CAMERA, INC.

     At December 31, 1997, the Company owned 132,394 shares of common stock of Community Camera, Inc. ("CCI", trading as CCI Communications, representing approximately 26 percent of the total common shares outstanding). CCI is located in West Chester, PA and was incorporated in 1983 to provide video production, non-linear editing, mobile production and multimedia services. Prior to 1996, the Company accounted for its investment in CCI under the equity method of accounting. During 1996, the Company wrote-off approximately $49,000 of its investment in CCI, and wrote-off the remaining amount of $86,000 in 1997, as management deemed the investment's value was unrealizable. This write-off is included in general and administrative expense on the accompanying statement of income.

                             HADDON HOLIDAYS, INC.

6.  STOCKHOLDER COMPENSATION

     As of December 31, 1997, the Company held employment agreements with the two shareholders, which provided for annual salaries of approximately $540,000, in the aggregate, with annual bonuses to be paid based on the operating performance of the Company. For the year ended December 31, 1997, shareholder compensation in the amount of approximately $1.4 million was incurred (of which approximately $850,000 represented bonuses in excess of salaries), and is recorded in general and administrative expense on the accompanying statement of income.

7.  RELATED-PARTY TRANSACTIONS

     In 1997, the Company employed and obtained consulting services from a small number of individuals related to the shareholders at wages and consulting fees commensurate with their experience and level of responsibility.

     In 1997, the Company paid approximately $50,000 on behalf of the shareholders as related to car leases and life insurance.

8. EVENT SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS (UNAUDITED)

     On March 30, 1998, Global Vacation Group, Inc. ("GVG") purchased all of the outstanding common stock of the Company for an aggregate purchase price of approximately $8.1 million. GVG paid this purchase price with cash of approximately $7.6 million, and shares of GVG common and preferred stock valued at approximately $500,000.

      [GRAPHICS SHOWING PRODUCT OFFERINGS AND MAP OF DESTINATIONS SERVED]

================================================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    6
The Company...........................   14
The Recapitalization..................   14
The Acquired Businesses...............   15
Use of Proceeds.......................   16
Dividend Policy.......................   16
Capitalization........................   17
Dilution..............................   18
Unaudited Pro Forma Condensed Combined
  Financial Statements................   19
Selected Financial Data...............   25
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   26
Business..............................   31
Management............................   39
Certain Transactions..................   43
Principal Shareholders................   46
Description of Capital Stock..........   47
Shares Eligible for Future Sale.......   50
Underwriting..........................   52
Legal Matters.........................   53
Experts...............................   53
Additional Information................   54
Index to Financial Statements.........  F-1

     Until          , 1998 (25 days after the commencement of the offering), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

================================================================================




================================================================================

                                            SHARES

                          GLOBAL VACATION GROUP, INC.

                                  COMMON STOCK
                                  ------------

                                   PROSPECTUS

                                          , 1998

                                  ------------

                              SALOMON SMITH BARNEY

                                  BANCAMERICA
                               ROBERTSON STEPHENS

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC
================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all fees and expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.

                                                              AMOUNT
                                                              -------
Securities and Exchange Commission registration fee.........  $18,659
NASD filing fee.............................................    6,825
NYSE listing fee............................................     *
Blue sky qualification fees and expenses....................     *
Accounting fees and expenses................................     *
Legal fees and expenses.....................................     *
Printing and engraving expenses.............................     *
Transfer agent and registrar fees...........................     *
Miscellaneous expenses......................................     *
                                                              -------
          Total.............................................  $  *
                                                              =======

     --------------------
     * To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Sections 721 through 725 of the Business Corporation Law of the State of New York (the "NYBCL"), the Registrant has broad powers to indemnify its directors, officers and other employees. These sections (i) provide that the statutory indemnification and advancement of expenses provisions of the NYBCL are not exclusive, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled, (ii) establish procedures for indemnification and advancement of expenses that may be contained in the certificate of incorporation or bylaws, or, when authorized by either of the foregoing, set forth in a resolution of the shareholders or directors or an agreement providing for indemnification and advancement of expenses, (iii) apply a single standard for statutory indemnification for third-party and derivative suits by providing that indemnification is available if the director or officer acted in good faith, for a purpose which he or she reasonably believed to be in the best interests of the corporation, and in criminal actions, had no reasonable cause to believe that his or her conduct was unlawful and (iv) permit the advancement of litigation expenses upon receipt of an undertaking to repay such advance if the director or officer is ultimately determined not to be entitled to indemnification or to the extent the expenses advanced exceed the indemnification to which the director or officer is entitled. Section 726 of the NYBCL permits the purchase of insurance to indemnify a corporation or its officers and directors to the extent permitted.

     As permitted by Section 721 of the NYBCL, the Registrant's Restated Certificate of Incorporation (the "Amended Certificate") provides that the Registrant shall indemnify its officers and directors, as such, to the fullest extent permitted by applicable law, and that expenses reasonably incurred by any such officer or director in connection with a threatened or actual action or proceeding shall be advanced or promptly reimbursed by the Registrant in advance of the final disposition of such action or proceeding under the circumstances permitted by the NYBCL.

     The Amended Certificate further provides that no director of the Registrant shall be held personally liable to the Registrant or its shareholders for damages for any breach of duty in his or her capacity as a director unless a judgment or other final adjudication adverse to such director establishes that
(i) such
director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, or (ii) such director personally gained in fact a financial profit or other advantage to which such director was not legally entitled, or (iii) such director's acts violated Section 719 of the NYBCL.

     The Registrant intends to purchase directors' and officers' liability insurance on behalf of its directors and others.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     (a) On March 18, 1998, pursuant to a Recapitalization Agreement dated as of such date among Thayer Equity Investors III, L.P. ("Thayer"), the Registrant, Allied Tours Holding Corp. ("Allied Holding") and the shareholders of Allied Holding (the "Recapitalization Agreement"), the Registrant was recapitalized (the "Recapitalization") and issued (i) 247,215 shares of common stock, par value $.01 per share ("Common Stock"), and 22,249 shares of Class A Convertible Preferred Stock, par value $1,000 per share ("Convertible Preferred Stock"), to Thayer in respect of its interest in the Registrant as of the time of the Recapitalization and (ii) 39,034 shares of Common Stock and 3,513 shares of Convertible Preferred Stock to Allied Holding in respect of its interest in the Registrant as of the time of the Recapitalization. These shares were issued without registration under the Securities Act of 1993, as amended (the "Securities Act"), in reliance upon an exemption from registration contained in
Section 3(a)(9) thereof ("Section 3(a)(9)").

     (b) On March 30, 1998, in connection with an Equity Purchase Agreement (the "Thayer Purchase Agreement") dated as of March 30, 1998 among the Registrant, Thayer TC Co-Investors, LLC, an affiliate of Thayer, and 16 other individuals or entities (collectively, the "Investors"), the Registrant issued (i) a total of 266,425.4 shares of Common Stock to the Investors at a purchase price of $10 per share for an aggregate consideration of $2,664,254 and (ii) a total of 1,227.64 shares of Convertible Preferred Stock to the Investors at a purchase price of $1,000 per share for an aggregate consideration of $1,227,640. These shares were issued without registration under the Securities Act in reliance upon an exemption from registration contained in Section 4(2) thereof ("Section 4(2)").

     (c) On March 30, 1998, in connection with Senior Management Agreements entered into with each of Roger H. Ballou, the Registrant's Chief Executive Officer and Chairman, J. Raymond Lewis, Jr., the Registrant's President and Chief Operating Officer, and Walter S. Berman, the Registrant's Executive Vice President and Chief Financial Officer, the Registrant issued to Messrs. Ballou, Lewis and Berman (i) a total of 57,500 shares of Common Stock at a purchase price of $10 per share for an aggregate consideration of $575,000 and (ii) a total of 425 shares of Convertible Preferred Stock at a purchase price of $1,000 per share for an aggregate consideration of $425,000. These shares were issued without registration under the Securities Act in reliance upon an exemption from registration contained in Section 4(2).

     (d) Between April 3, 1998 and May 5, 1998, pursuant to the Thayer Purchase Agreement, the Registrant issued 22,751 shares of Convertible Preferred Stock to Thayer at a purchase price of $1,000 per share for an aggregate consideration of $22,751,000. These shares were issued without registration under the Securities Act in reliance upon an exemption from registration contained in Section 4(2).

     (e) On March 30, 1998, in connection with an Equity Subscription Agreement dated as of such date by and among the Registrant and two former shareholders of Haddon Holidays, Inc. ("Haddon"), the Registrant issued to such persons (i) a total of 5,000 shares of Common Stock at a purchase price of $10 per share for an aggregate consideration of $50,000 and (ii) a total of 450 shares of Convertible Preferred Stock at a purchase price of $1,000 per share for an aggregate consideration of $450,000. These shares were issued without registration under the Securities Act in reliance upon an exemption from registration contained in Section 4(2).

     (f) On April 30, 1998, in connection with an Equity Subscription Agreement dated as of such date by and among the Registrant and a former shareholder of MTI Vacations, Inc. ("MTI"), the Registrant issued to such person an 24,000 shares of Common Stock at a purchase price of $10 per share for an aggregate consideration of $240,000 and 2,160 shares of Convertible Preferred Stock at a purchase price of $1,000 per share for an aggregate consideration of $2,160,000. These shares were issued without registration under the Securities Act in reliance upon an exemption from registration contained in Section 4(2).

     Each of the foregoing transactions was effected without an underwriter.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

 1.1*      Form of Underwriting Agreement
 3.1*      Restated Certificate of Incorporation of the Registrant
 3.2*      Amended and Restated Bylaws of the Registrant
 5.1*      Opinion of Hogan & Hartson L.L.P.
10.1*      Recapitalization Agreement dated as of March 18, 1998 among the Registrant Thayer, Allied Holding and the shareholders of Allied Holding
10.2*      Equity Purchase Agreement dated as of March 30, 1998 between the Registrant and Thayer and certain other purchasers
10.3*      Equity Subscription Agreement dated as of March 30, 1998 by and among the Registrant, Ralph M. Caliri and William W.
           Webber
10.4*      Equity Subscription Agreement dated as of April 30, 1998
           between the Registrant and James F. Miller
10.5*      Registration Rights Agreement dated as of May , 1998 by and among the Registrant, Thayer and certain shareholders of the
           Registrant
10.6*      Stock Purchase Agreement dated as of March 30, 1998 by and among the Registrant, Haddon and the shareholders of Haddon
10.7*      Stock Purchase Agreement dated as of April 20, 1998 by and among the Registrant, Classic Custom Vacations, Inc.
           ("Classic") and the stockholders of Classic
10.8*      Asset Purchase Agreement dated as of April 30, 1998 by and among the Registrant, MTI and James F. Miller
10.9*      Stock Purchase Agreement dated as of May 4, 1998 by and
           among the Registrant, Globetrotters, Inc. and Robert A.
           Grinberg.
10.10*     Professional Services Agreement dated as of March 30, 1998 between the Registrant and TC Management Partners, LLC
10.11*     Credit Agreement dated as of March 27, 1998 by and among the
           Registrant, the lenders party thereto and The Bank of New
           York, as administrative agent
10.12*     Amendment No. 1 and Consent dated as of April 8, 1998 to
           Credit Agreement dated as of March 27, 1998 by and among the
           Registrant, the lenders party thereto and The Bank of New
           York as administrative agent
10.13*     Amendment No. 2 dated as of May 5, 1998 to Credit Agreement dated as of March 27, 1998 by and among the Registrant, the lenders party thereto and The Bank of New York as
           administrative agent
10.14*     Registrant's 1998 Stock Option Plan
10.15*     Senior Management Agreement dated as of March 30, 1998
           between the Registrant and Roger H. Ballou
10.16*     Senior Management Agreement dated as of March 30, 1998
           between the Registrant and J. Raymond Lewis, Jr.
10.17*     Senior Management Agreement dated as of March 30, 1998
           between the Registrant and Walter S. Berman
10.18*     Consulting Agreement dated as of March 27, 1998 by and
           between the Registrant and Stanley Fisher
10.19*     Employment Agreement dated as of March 18, 1998 by and
           between the Registrant and Michael Fisher
10.20*     Employment Agreement dated as of March 18, 1998 by and
           between the Registrant and Gregory Fisher

11.1*      Statement Regarding Computation of Per Share Earnings
21.1*      Subsidiaries of the Registrant
23.1       Consent of Arthur Andersen LLP (Financial Statements of the
           Registrant)
23.2       Consent of Arthur Andersen LLP (Financial Statements of
           Classic)
23.3       Consent of Arthur Andersen LLP (Financial Statements of
           Haddon)
23.4       Consent of Deloitte & Touche LLP (Financial Statements of
           Classic)
23.5       Consent of Coopers & Lybrand LLP (Financial Statements of
           MTI)
23.6*      Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)
24.1       Power of Attorney (see page II-5)
27.1       Financial Data Schedule

---------------
* To be filed by amendment.

     (b) Financial Statement Schedule

     The following schedule to the Financial Statements of the Registrant is included in this Registration Statement:

        Schedule II -- Allowance for Doubtful Accounts

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as may be required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF WASHINGTON, DISTRICT OF COLUMBIA, ON THE 14TH DAY OF MAY, 1998.

                                          GLOBAL VACATION GROUP, INC.

                                          By:      /s/ ROGER H. BALLOU
                                            ------------------------------------
                                                      ROGER H. BALLOU
                                            CHIEF EXECUTIVE OFFICER AND CHAIRMAN

                            ------------------------

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roger H. Ballou and Walter S. Berman, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement or any Registration Statement relating to this Registration Statement under Rule 462 and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                        NAME                                        TITLE                    DATE
                        ----                                        -----                    ----

                 /s/ ROGER H. BALLOU                       Chief Executive Officer       May 14, 1998
-----------------------------------------------------            and Chairman
                   ROGER H. BALLOU                      (Principal Executive Officer)

                /s/ WALTER S. BERMAN                       Executive Vice President      May 14, 1998
-----------------------------------------------------    and Chief Financial Officer
                  WALTER S. BERMAN                         (Principal Financial and
                                                             Accounting Officer)

                /s/ FREDERIC V. MALEK                              Director              May 14, 1998
-----------------------------------------------------
                  FREDERIC V. MALEK

               /s/ CARL J. RICKERTSEN                              Director              May 14, 1998
-----------------------------------------------------
                 CARL J. RICKERTSEN

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Global Vacation Group, Inc (formerly Allied Bus Corp.)

     We have audited in accordance with generally accepted auditing standards, the financial statements of Global Vacation Group, Inc (formerly Allied Bus Corp.) (as defined in Note 1 of the financial statements) included in this registration statement, and have issued our report thereon dated May 12, 1998. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II -- Allowance for Doubtful Accounts is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP

Washington, DC
May 12, 1998

                          GLOBAL VACATION GROUP, INC.
                          (FORMERLY ALLIED BUS CORP.)

                                  SCHEDULE II
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                                             DEDUCTIONS
                                                            ADDITIONS       FROM RESERVE
                                             BALANCE AT     CHARGED TO    FOR PURPOSES FOR
                                            BEGINNING OF     COST AND      WHICH RESERVE      BALANCE AT
                                                YEAR         EXPENSE        WAS CREATED       END OF YEAR
                                            ------------    ----------    ----------------    -----------
1995......................................      $283          $  310           $  283            $310
1996......................................       310           1,208            1,070             448
1997......................................       448             771              358             861

                                 EXHIBIT INDEX

                                                                       PAGE
                                                                       ----
 1.1*    Form of Underwriting Agreement
 3.1*    Restated Certificate of Incorporation of the Registrant
 3.2*    Amended and Restated Bylaws of the Registrant
 5.1*    Opinion of Hogan & Hartson L.L.P.
10.1*    Recapitalization Agreement dated as of March 18, 1998 among the Registrant Thayer, Allied Holding and the shareholders of Allied Holding
10.2*    Equity Purchase Agreement dated as of March 30, 1998 between the Registrant and Thayer and certain other purchasers
10.3*    Equity Subscription Agreement dated as of March 30, 1998 by and among the Registrant, Ralph M. Caliri and William W.
         Webber
10.4*    Equity Subscription Agreement dated as of April 30, 1998
         between the Registrant and James F. Miller
10.5*    Registration Rights Agreement dated as of May   , 1998 by
         and among the Registrant, Thayer and certain shareholders of the Registrant
10.6*    Stock Purchase Agreement dated as of March 30, 1998 by and among the Registrant, Haddon and the shareholders of Haddon
10.7*    Stock Purchase Agreement dated as of April 20, 1998 by and among the Registrant, Classic Custom Vacations, Inc.
         ("Classic") and the shareholders of Classic
10.8*    Asset Purchase Agreement dated as of April 30, 1998 by and among the Registrant, MTI and James F. Miller
10.9*    Stock Purchase Agreement dated as of May 4, 1998 by and
         among the Registrant, Globetrotters, Inc. and Robert A.
         Grinberg.
10.10*   Professional Services Agreement dated as of March 30, 1998 between the Registrant and TC Management Partners, LLC
10.11*   Credit Agreement dated as of March 27, 1998 by and among the
         Registrant, the lenders party thereto and The Bank of New
         York, as administrative agent
10.12*   Amendment No. 1 and Consent dated as of April 8, 1998 to
         Credit Agreement dated as of March 27, 1998 by and among the
         Registrant, the lenders party thereto and The Bank of New
         York as administrative agent
10.13*   Amendment No. 2 dated as of May 5, 1998 to Credit Agreement dated as of March 27, 1998 by and among the Registrant, the lenders party thereto and The Bank of New York as
         administrative agent
10.14*   Registrant's 1998 Stock Option Plan
10.15*   Senior Management Agreement dated as of March 30, 1998
         between the Registrant and Roger H. Ballou
10.16*   Senior Management Agreement dated as of March 30, 1998
         between the Registrant and J. Raymond Lewis, Jr.
10.17*   Senior Management Agreement dated as of March 30, 1998
         between the Registrant and Walter S. Berman
10.18*   Consulting Agreement dated as of March 27, 1998 by and
         between the Registrant and Stanley Fisher
10.19*   Employment Agreement dated as of March 18, 1998 by and
         between the Registrant and Michael Fisher
10.20*   Employment Agreement dated as of March 18, 1998 by and
         between the Registrant and Gregory Fisher
11.1*    Statement Regarding Computation of Per Share Earnings
21.1*    Subsidiaries of the Registrant
23.1     Consent of Arthur Andersen LLP (Financial Statements of the
         Registrant)
23.2     Consent of Arthur Andersen LLP (Financial Statements of
         Classic)
23.3     Consent of Arthur Andersen LLP (Financial Statements of
         Haddon)

                                                                       PAGE
                                                                       ----
23.4     Consent of Deloitte & Touche LLP (Financial Statements of
         Classic)
23.5     Consent of Coopers & Lybrand LLP (Financial Statements of
         MTI)
23.6*    Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)
24.1     Power of Attorney (see page II-5)
27.1     Financial Data Schedule

---------------
* To be filed by amendment.